 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 3, 2000
                                                      Registration No. 333-48452

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                              Amendment No. 2
                                       to
                                    FORM F-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                                ---------------
                                 ImagicTV Inc.
             (Exact name of Registrant as specified in its charter)

         Canada                    7373                Not Applicable
     (State or other         (Primary Standard        (I.R.S. Employer
     jurisdiction of            Industrial           Identification No.)
    incorporation or        Classification Code
      organization)               Number)

          One Brunswick Square                     Marjean Henderson
               14th Floor                       c/o iMagicTV (US), Inc.
     Saint John, NB E2L 3Y2, Canada          1200 17th Street, Suite 1000
             (506) 631-3000                        Denver, CO 80202
   (Address, including zip code, and                (303) 623-1224
 telephone number, including area code,   (Name, address, including zip code,
  of registrant's principal executive     and telephonenumber, including area
                offices)                      code, of agent for service)

                                   Copies to:

    Kenneth R.      Garth M. Girvan,      Michael J.      Philip J. Brown,
  Blackman, Esq.          Esq.          Schiavone, Esq.         Esq.
   Fried, Frank,    McCarthy Tetrault     Shearman &            Torys
 Harris, Shriver &  Toronto Dominion       Sterling          Suite 3000,
     Jacobson       Bank Tower, Suite    599 Lexington      Maritime Life
One New York Plaza        4700              Avenue              Tower
New York, NY 10004   Toronto, ON M5K  New York, NY 10022    79 Wellington
  (212) 859-8000       1E6, Canada      (212) 848-4000       Street West
                     (416) 362-1812                        Box 270, Toronto
                                                           Dominion Centre
                                                           Toronto, ON M5K
                                                             1N2, Canada
                                                           (416) 865-0040

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                            -----------------------
                        Calculation of Registration Fee
                            -----------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                   Proposed         Proposed
      Title of Each Class of      Amount to be Maximum Offering Maximum Aggregate    Amount of
    Securities to be Registered    Registered  Price Per Share   Offering Price   Registration Fee
--------------------------------------------------------------------------------------------------
  Common shares, without par
   value                          5,462,500(1)    $13.00(2)        $71,012,500       $18,748(3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes an aggregate of 712,500 common shares which the underwriters have the option to purchase from the Registrant to cover over-allotments, if any. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3) Previously paid.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     Part I

         Information Required to be Delivered to Offerees or Purchasers

                                Explanatory Note

      This registration statement contains two forms of prospectus: (a) one prospectus to be used in connection with an offering in the United States and outside the United States and Canada and (b) one prospectus to be used in connection with a concurrent offering in all of the provinces and territories of Canada. The U.S. prospectus and the Canadian prospectus are identical in all respects except for the front cover page, an additional table of contents and the supplemental Canadian disclosure section. The front cover page, the table of contents and the supplemental Canadian disclosure section of the Canadian prospectus are included immediately before Part II of this registration statement and are marked to show that they are alternate pages of the Canadian prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion

               Preliminary Prospectus dated November 3, 2000

PROSPECTUS
                                4,750,000 Shares

                       [iMagicTV/TM/ LOGO APPEARS HERE]

                                 Common Shares

                                  -----------

    This is ImagicTV Inc.'s initial public offering. ImagicTV is selling all of the shares. The underwriters are offering the shares in the United States and Canada. Subject to applicable law, the underwriters may offer the shares outside the United States and Canada.

    We expect the public offering price to be between $11.00 and $13.00 per share. Currently, no public market exists for the shares. We have applied to have the shares quoted on the Nasdaq National Market under the symbol "IMTV" and listed on The Toronto Stock Exchange under the symbol "IMT".

    Investing in the common shares involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

                                  -----------

                                                             Per Share Total
                                                             --------- -----
     Public offering price..................................      $       $
     Underwriting commission................................      $       $
     Proceeds, before expenses, to ImagicTV.................      $       $

    The underwriters may also purchase up to an additional 712,500 common shares from ImagicTV at the public offering price within 30 days from the date of this prospectus to cover over-allotments. ImagicTV will pay the underwriting commission for each additional common share purchased.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about    , 2000.

                                  -----------
Merrill Lynch & Co.
                                   Chase H&Q
                                                              CIBC World Markets
                                  -----------

                   The date of this prospectus is    , 2000.

[Centered Imagic TV "Eye" logo superimposed over photo image of a television remote control keyboard.]


A developer of infrastructure software products that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to the TV and personal computer over a broadband network.

                           INTERACTIVE MEDIA SERVICES

  [Photo image of a home    [Photo image of a web page]   [Photo image of movies on
         page]                                            demand selection screen]
------------------------------------------------------------------------------------
-  Service provider portal       -  Internet-on-TV           -  Video-on-demand
-  Access to TV stations,        -  E-mail                   -  Self-service
   websites, digital music                                      pay-per-view
   channels and commerce
   sites
------------------------------------------------------------------------------------

        MULTI-CHANNEL DIGITAL TELEVISION TO THE TV AND PERSONAL COMPUTER

         [Photo image of a television picture]            [Photo image of a laptop
                                                                  computer]
------------------------------------------------------------------------------------
-  Digital TV                                               -  Digital TV to the
-  Unlimited channel capacity                                  personal computer
-  Interactive program guide                                -  Simultaneous TV
                                                               watching and Web browsing
                                                               capabilities
                                                            -  No additional personal
                                                               computer hardware required
------------------------------------------------------------------------------------
Software operates in         [Photo and graphic image    copper wire
conjunction with               illustrating home and     fiber-optics
third-party hardware and        methods of access]       broadband wireless
software over existing
copper phone lines using
xDSL technology,
including ADSL; software
also operates over
fiber-optics and
broadband wireless.


------------------------------------------------------------------------------------

                     SERVICE MANAGEMENT AND ADMINISTRATION

[Photo image of a customer service          -  Consumer provisioning and profiles
 person checking account information on     -  Event and transaction recording for
 a personal computer ]                         billing and reporting
                                            -  Remote software upgrade and
                                               diagnostic tools
                                            -  Alarms, events and reports for remote
                                               diagnostics
                                            -  Full business support and network
                                               management system
-----------------------------------------------------------------------------------

[Imagic TV "Eye" logo superimposed in lower right-hand corner of photo image of a computer screen showing account information]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   3
Risk Factors.............................................................   7
Special Note Regarding Forward-Looking Statements........................  18
Use of Proceeds..........................................................  18
Dividend Policy..........................................................  18
Capitalization...........................................................  19
Dilution.................................................................  20
Exchange Rate Information................................................  21
Selected Consolidated Financial Data.....................................  22
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  23
Business.................................................................  31
Management...............................................................  50
Related Party Transactions...............................................  59
Principal Shareholders...................................................  62
Description of Share Capital.............................................  63
Shares Eligible for Future Sale..........................................  64
Certain Canadian and United States Income Tax Considerations.............  66
Underwriting.............................................................  71
Legal Matters............................................................  76
Experts..................................................................  76
Enforceability of Certain Civil Liabilities..............................  76
Where You Can Find Additional Information................................  76
Index to Consolidated Financial Statements............................... F-1

      In this prospectus, "ImagicTV," "we," "us," "our" and "our company" refer to ImagicTV Inc., a corporation governed by the laws of Canada, and its subsidiaries, unless the context otherwise requires.

      All dollar amounts in this prospectus are expressed in U.S. dollars, except where indicated to the contrary. References to "$" or "U.S.$" are to U.S. dollars and references to "C$" are to Canadian dollars.

      References to any fiscal year are references to the twelve-month period ended on the last day of February of the referenced calendar year.

                                    SUMMARY

      This summary highlights certain information found in greater detail elsewhere in this prospectus. In addition to this summary, we urge you to read carefully the entire prospectus, especially the discussion of the risks of investing in our common shares under "Risk Factors," before deciding whether to purchase our common shares.

                                    ImagicTV

      We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. Service providers can implement our software over a network using existing copper wire and digital subscriber line, or xDSL, technology, including asymmetric DSL, or ADSL, currently the most commonly deployed xDSL technology. Our software also operates over other broadband access network technologies, including fiber to the home and broadband wireless technologies. Our software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard, third-party hardware and software, some of which our customers may already have installed.

      Our customers are established and emerging telephone companies, such as incumbent local exchange carriers and competitive local exchange carriers, as well as multiple dwelling unit service providers. We also market our software products to other service providers, such as power and utility companies, Internet service providers and other providers of high-speed communications services. We presently have nine customers in North America and Europe and currently generate revenues from eight of these customers. Of these customers, two telephone companies, using our primary software product which we license under the name DTV Manager, have launched commercial services to subscribers, four telephone companies and two multiple dwelling unit service providers have licensed DTV Manager for commercial deployment, and one telephone company has entered into a trial license agreement. In addition, we have installed DTV Manager for limited testing purposes on networks of five other service providers in North America and Europe. We have not generated any revenues from these test installations.

      The telecommunications, cable and satellite industries are undergoing significant changes that are resulting in a convergence of the core service offerings of voice, Internet and television. The barriers that once restricted telephone and cable service providers to a specific geographic area or service offering, such as telephone service or broadcast television, are disappearing. Factors contributing to these changes include effects of the deregulation of the global telecommunications and cable television industries, technological advancements, the emergence of Internet Protocol and growth of the Internet and enhanced media services.

      We believe telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services bundled with their existing voice and Internet service offerings and thus compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing our DTV Manager software over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, telephone companies and other service providers can, in our judgment, cost-effectively offer the following services to their subscribers through televisions and personal computers:

    .  digital television with unlimited channel capacity; and

    .  interactive media services, such as:

      .  Internet-on-television, including e-mail and Web access;

      .  video-on-demand;

      .  self-service pay-per-view;

      .  an interactive program guide; and

      . a customized television portal that provides access to various available services, including television stations, websites, digital music channels and e-commerce sites.

DTV Manager also enables service providers to manage subscriber accounts through service provisioning and customized package offerings and allows, subject to any regulatory restrictions, integrated billing for voice, Internet and television services. Through pcVu, our other software product, service providers can offer their subscribers the ability to watch televison on their personal computers.

      On an on-going basis, we will derive revenues from three primary sources. First, we charge license fees to our customers who license our software products. Second, our customers pay royalty fees on a per subscriber basis. Third, we generate services fees from professional services and maintenance and technical support services. In addition, although we have historically also generated some revenue from sales of set-top boxes, we anticipate that this will decline as customers purchase this equipment directly from vendors rather than through us. In the fiscal year ended February 29, 2000, we generated 85% of our revenues from initial license fees charged to three customers that licensed our primary software product, DTV Manager, and from related service fees charged to these customers.

      We have a history of significant losses and, since our inception, have never generated positive operating income. We incurred net losses of approximately $110,000 from our inception on December 24, 1997 to February 28, 1998, $3.1 million in fiscal 1999, $5.6 million in fiscal 2000 and $5.0 million for the six months ended August 31, 2000. We expect to continue incurring net losses for the foreseeable future. As of August 31, 2000, we had an accumulated deficit of approximately $13.8 million. Because our business model is unproven, we may never be profitable.

      After completion of this offering, our officers, directors and principal shareholders will collectively own approximately 67.3% of our outstanding common shares. Should they choose to vote together, they would have the ability to control the election of our board of directors and other actions requiring shareholder approval.

      We were incorporated in December 1997. We began operations in January 1998 by acquiring technology from NBTel Inc., the incumbent local exchange carrier in the Province of New Brunswick, Canada, which then owned all of our outstanding shares. Those shares are now beneficially owned by its parent company, Aliant Inc., our largest current shareholder. We concurrently entered into a funded research and development arrangement through which NBTel and a subsidiary of Celtic House International Corporation, a private venture capital company unrelated to NBTel, funded further enhancements to our software. We delivered the initial version of DTV Manager to NBTel in December 1998 for technical trials. In the fall of 1999, we delivered the current generation of DTV Manager to NBTel and Kingston Vision, an affiliate of the incumbent local exchange carrier in East Yorkshire, England, and shortly after delivery, each of them commercially deployed multi-channel digital television services to subscribers. In February 2000, we released our pcVu software product.

      Our principal executive offices are located at One Brunswick Square, 14th Floor, Saint John, New Brunswick E2L 3Y2, Canada. Our telephone number is (506) 631-3000, and our website is located at www.imagictv.com. We do not intend the information contained in our website to be part of this prospectus, and you should not rely upon that information for purposes of determining whether to invest in our common shares.

      We have obtained a trademark registration in Canada for the mark "iMagic," and we have filed trademark applications in Canada, the European Union and the United States with respect to several other marks, including our "iMagicTV" and "DTV Manager" marks. Trademarks of other companies are also referenced in this prospectus.

                                  The Offering

Common shares offered by
 ImagicTV...............  4,750,000 shares
Shares outstanding after  24,581,780 shares
 the offering...........
Use of proceeds.........  We estimate that our net proceeds from this offering, without exercise of the underwriters' over-allotment
                          option, will be approximately $50.8 million based on
                          an assumed offering price of $12.00 per share. We intend
                          to use these net proceeds:
                          .  to expand our sales and marketing activities;
                          .  for research and development;
                          .  for working capital; and
                          .  for general corporate purposes, including the
                             funding of potential future acquisitions.
Risk factors............  See "Risk Factors" and other information included in this prospectus for a discussion of factors you should
                          carefully consider before deciding to invest in our
                          common shares.
Proposed Nasdaq National  "IMTV"
 Market symbol..........
Proposed Toronto Stock    "IMT"
 Exchange symbol........

      The number of common shares outstanding after the offering excludes 4,916,356 shares reserved for issuance under our stock option plans, subject to necessary approvals, of which options to purchase 3,037,171 shares at a weighted average exercise price of $1.68 per share have been issued as of September 30, 2000. This number also assumes that the underwriters do not exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, we will issue and sell an additional 712,500 common shares.

      Unless otherwise indicated, the information in this prospectus:

    . gives effect to the reclassification of our share capital, to occur before completion of this offering, consisting of:

      . the conversion of all of our outstanding Class A, Class B and Class C common shares into a single new class of common shares on a one-for-one basis; and

      .  the creation of a new class of preferred shares;

    . gives effect to an assumed 1.1636-for-1 stock split of the new common shares, which will occur before completion of this offering; and

    . assumes that the underwriters do not exercise their over-allotment option.

                      Summary Consolidated Financial Data

      The following table sets forth summary consolidated financial data of ImagicTV as of the dates or for the periods indicated. You should read the following summary consolidated financial data in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

      The unaudited pro forma consolidated balance sheet data gives effect (1) to the reclassification of our share capital, (2) to our sale to five of our existing shareholders by private placement of warrants on September 19, 2000 for aggregate gross proceeds of $10.0 million and the automatic exercise of these warrants on October 2, 2000 for 909,061 common shares for no additional consideration, (3) to our sale to America Online, Inc. by private placement of 272,719 common shares on October 2, 2000 for aggregate gross proceeds of $3.0 million and (4) to our sale to Cisco Systems, Inc. by private placement of 1,090,875 common shares on October 6, 2000 for aggregate gross proceeds of $12.0 million. The unaudited pro forma, as adjusted, consolidated balance sheet data further gives effect to the transactions referred to in the preceding sentence and our sale of the common shares in this offering at an assumed public offering price of $12.00 per common share and the receipt by us of approximately $50.8 million of net proceeds, after deducting underwriting commissions and estimated offering expenses payable by us.

      Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, and are subject to Canadian auditing and auditor independence requirements. As applied to our current financial statements, Canadian GAAP conforms in all material respects with U.S. generally accepted accounting principles, or U.S. GAAP, except as disclosed in note 10 to our consolidated financial statements, included elsewhere in this prospectus.

                             Period from           Year Ended           Six Months Ended
                          December 24, 1997 ------------------------- ---------------------
                           (inception) to   February 28, February 29, August 31, August 31,
                          February 28, 1998     1999         2000        1999       2000
                          ----------------- ------------ ------------ ---------- ----------
                              (in thousands of U.S. dollars, except per share amounts)
Consolidated Statement
 of Operations Data:
Total revenues..........       $   --         $   479      $ 2,098     $   216    $ 3,569
Total cost of revenues..           --             604          988         241      1,703
                               ------         -------      -------     -------    -------
Gross profit (loss).....           --            (125)       1,110         (25)     1,866
Operating expenses:
  Sales and marketing...           18             543        2,325         823      2,731
  Research and
   development..........           66           2,014        4,084       1,606      3,169
  General and
   administrative.......           26             344          827         347      1,002
                               ------         -------      -------     -------    -------
Total operating
 expenses...............          110           2,901        7,236       2,776      6,902
                               ------         -------      -------     -------    -------
Loss from operations....         (110)         (3,026)      (6,126)     (2,801)    (5,036)
Other income (expense),
 net....................           --             (25)         524         470        116
Provision for income
 taxes..................           --             (17)         (44)        (24)       (30)
                               ------         -------      -------     -------    -------
Net loss--in accordance
 with Canadian and U.S.
 GAAP...................       $ (110)        $(3,068)     $(5,646)    $(2,355)   $(4,950)
                               ======         =======      =======     =======    =======
Basic and diluted net
 loss per share--in
 accordance with
 Canadian and U.S.
 GAAP...................       $(0.05)        $ (0.57)     $ (0.40)    $ (0.19)   $ (0.28)
                               ======         =======      =======     =======    =======
Weighted average number
 of shares used in
 computing basic and
 diluted net loss
 per share (000s).......        2,331           5,336       13,968      12,495     17,556

                                                  As of August 31, 2000
                                               -----------------------------
                                                                  Pro Forma
                                               Actual  Pro Forma As Adjusted
                                               ------  --------- -----------
                                                (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents..................... $  619   $25,619    $76,419
Working capital...............................   (424)   24,576     75,376
Total assets..................................  6,032    31,032     81,832
Long-term debt................................  1,711     1,711      1,711
Total shareholders' equity....................    754    25,754     76,554

                                  RISK FACTORS

      An investment in our common shares involves a high degree of risk and should be considered speculative. You should carefully consider the risks and uncertainties described below, as well as other information in this prospectus, before buying shares in this offering. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline.

                    Risks Related to Our Financial Condition

We began operations in January 1998. This limited operating history and the fact that our business is essentially dependent on one product, our DTV Manager software, makes our business and prospects difficult to evaluate.

      We have a limited operating history on which to base your evaluation of our business and prospects. We began our operations in January 1998 and did not release a product until December 1998. Our present operations consist of licensing our DTV Manager software and pcVu software, which works in conjunction with DTV Manager, to telephone companies and other service providers, providing related services and further developing our software products. As such, our business is essentially dependent on our success in developing DTV Manager software and licensing it to service providers. There is no significant historical basis to assess how we, as a company in an early stage of development and whose business involves new and rapidly developing technologies, will respond to competitive, economic and technological challenges. If we fail to meet any of these challenges, our operating results could suffer, and you could lose all or part of your investment.

We incurred net losses of $5.0 million for six months ended August 31, 2000, we expect to continue to incur losses for the foreseeable future, and we may never achieve or sustain profitability.

      Since our inception, we have not had a profitable quarter. We incurred net losses of approximately $110,000 for the period from our inception on December 24, 1997 to February 28, 1998, $3.1 million for the fiscal year ended February 28, 1999, $5.6 million for the fiscal year ended February 29, 2000 and $5.0 million for the six months ended August 31, 2000. As of August 31, 2000, we had an accumulated deficit of approximately $13.8 million. We expect to incur significant operating expenses over the next several years. In particular, we currently estimate that in the twelve months ending August 31, 2001 we will spend approximately $12.0 million on sales and marketing, 183% more than what we spent in the prior twelve-month period, and approximately $9.5 million on research and development, 68% more than what we spent in the prior twelve-month period. As a result of these expenditures, we expect to incur further losses for the foreseeable future, and we may never become profitable.

      To achieve profitability, we must generate and sustain substantially increased revenues and control future expense levels. We forecast our future expense levels based on our operating plans and on estimates of future revenues. We may find it necessary to accelerate expenditures relating to our sales and marketing efforts or otherwise increase our financial commitment to the development of our products and services. If our revenues grow at a slower rate than we anticipate, or if our spending levels exceed our expectations or cannot be adjusted to reflect slower revenue growth, we may not achieve or sustain profitability. If we fail to become profitable, the value of your investment in our common shares could be significantly reduced.

Our sales cycle typically ranges from six to 12 months, which causes significant fluctuations in our quarterly operating results that could cause our share price to decline.

      We believe that the purchase of our DTV Manager and pcVu software and our related services involves a significant commitment of capital and other resources by a telephone company or other service provider. In many cases, the service provider's decision to offer services based on our software products may require a service provider to change its established business practices, to conduct its business in new ways and potentially to make substantial upgrades to its infrastructure. As a result, we must educate service providers on the use and benefits of our software products, which can require us to commit significant time and resources without necessarily resulting in revenues. In addition, service providers generally must consider a wide range of other issues before committing to purchase our software products. Many potential customers enter into test license agreements with us in order to use our software products on a trial basis. The success of these trials often determines whether or not the potential customer licenses our software on a commercial basis. They may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our software products.

      As a result of the foregoing, our sales cycle, from an initial product demonstration to a customer to the entering into of a commercial license with the customer, typically ranges from six to 12 months and may be significantly longer. This lengthy sales cycle limits our ability to forecast the timing and amount of specific sales in a particular quarter and will likely continue to cause significant fluctuations in our quarterly operating results. Because of these fluctuations, we believe that neither our past performance nor period-to-period comparisons of our operating results are, or will be, a good indication of our future performance. If our operating results for a particular period fail to meet analyst and investor expectations that are based on our past performance or on period-to-period comparisons of our operating results, our share price could decline.

If we cannot raise needed additional capital in the future, our business could suffer.

      We expect that our existing capital resources, combined with the net proceeds of this offering and without considering future revenues from our operations, will be sufficient to meet our cash requirements through at least the next 24 months. However, as we continue to add new sales offices and expand our direct sales efforts, and as we increase our marketing and research and development activities, we may need to raise additional capital, which may not be available on terms acceptable to us, if at all. If we cannot raise necessary additional capital on acceptable terms, we may not be able to increase sales, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, any of which could cause our business to suffer.

                   Risks Related to Our Business and Industry

If service providers do not successfully deploy broadband technologies and services, a market for our software products will not develop.

      Our software products can only be implemented over a broadband network. Telephone companies and other service providers have only recently begun offering broadband services such as xDSL. If a significant number of service providers decides not to enter the broadband services market, the market for our software products will not grow in the way we anticipate. Sales of our software products largely depend on the increased use and widespread adoption of broadband services and the ability of service providers to market and sell broadband services, such as high-speed Internet access and multi-channel digital television services, to residential subscribers.

      Even if service providers decide to deploy broadband services, this deployment may not be successful. Service providers have delayed deployments in the past and may delay deployments in the future. Factors that could cause a service provider not to deploy, to delay deployment of or to fail to successfully deploy the broadband services for which our software products are designed include the following:

    .  industry consolidation;

    .  regulatory prohibitions, restrictions, uncertainties and delays;

    . the quality of the service provider's network infrastructure and cost of infrastructure upgrades and maintenance;

    . the inexperience of the service provider in providing broadband services and the lack of sufficient technical expertise and personnel to install products and implement services effectively; and

    . the inability of the service provider to predict return on its investment in broadband-capable infrastructure and equipment.

      Unless service providers successfully deploy the infrastructure required to provide broadband services to their subscribers, who are the ultimate consumers of services based upon our software products, their networks will not be capable of supporting our software products. If that deployment does not occur, a market for our software products will not develop, and we will not be able to achieve our business objectives and increase our revenues.

If service providers fail to deploy services based upon our software throughout their service areas, our business will not grow.

      We generate revenues from initial license fees charged to our customers based on the size of the geographic area under license, and from ongoing royalty fees charged to customers on a per subscriber basis. As a result, our growth and future success depend substantially on our ability to attract new customers and to convince these customers to deploy services based upon our software products to their subscribers throughout their service areas. We believe that many service providers will be unwilling to commit to broad deployment of services based on our products until they have completed trials of our products as well as those of our competitors. Our ability to sell our software products will depend principally on how successfully we can demonstrate to service providers that:

    . our software is reliable and capable of delivering service to a large number of subscribers without degradation of quality;

    . subscribers will purchase multi-channel digital television and interactive media services based on our software at prices and in quantities that will justify the service provider's investment in our products and related services and in any necessary infrastructure upgrades;

    . our software will remain compatible with industry standards and technology as they evolve; and

    . our software will enable the service provider to sell new services to existing and new subscribers.

      We have licensed our software products to nine customers in North America and Europe. Of these customers, two telephone companies have launched commercial services to subscribers, four telephone companies and two multiple dwelling unit service providers have licensed DTV Manager for commercial deployment, and one telephone company has entered into a trial license agreement. In addition, we have installed DTV Manager for limited testing purposes on networks of five other service providers in North America and Europe. None of our customers is contractually obligated to deploy, market or promote services based on our software, nor is any of our customers contractually required to achieve any specific introduction schedule. Accordingly, even if a service provider initiates a consumer trial of services based on our products, the service provider is under no obligation to continue its relationship with us or to launch a full-scale deployment of services based on our products in the geographic area under license or more broadly through its service territories. If service providers determine that services based on our products are not viable as a business proposition or if they determine that the services do not meet their business or operational strategies, they may stop using our software products to provide those services. If we are unable to sell our products and services to a substantial number of additional service providers or if our existing and any new customers fail to broadly deploy services based on our software products, our growth prospects and revenues will suffer.

If our customers are unable to attract and retain subscribers, our revenues will suffer.

      Our customers' subscribers are the ultimate consumers of multi-channel digital television and interactive media services based upon our software products. We expect to derive a substantial portion of our future revenues from royalties charged to our customers on a per subscriber basis. Accordingly, our revenues will depend to a significant extent upon the number of subscribers to whom our customers deliver multi-channel digital television and interactive media services based upon our software products. The extent to which our customers attract and retain subscribers will depend on, among other things, their ability to effectively configure and package, competitively price and effectively market their service offerings.

      Also, many of our customers will face competition from companies that offer multi-channel digital television and interactive media services through alternative technologies that are incompatible with our software products. These alternative technologies include coaxial cable, some fixed wireless and satellite technologies. Cable operators, in particular, are currently deploying products that are capable of delivering voice, Internet and television services over cable.

      We cannot assure you that our customers will succeed in attracting and retaining a meaningful subscriber base that purchases services delivered through our software products. If our customers are unable to attract and retain a significant number of subscribers, our revenues will suffer, and we may never become profitable.

Competitive products may reduce demand for our products and thus reduce the value of your investment in our company.

      We compete directly with Next Level Communications, Inc., mPhase Technologies, Inc. and Myrio Corporation, which provide products and services that are competitive with all or part of our products and related services. In addition, Liberate Technologies, an indirect competitor, provides technology and services relating to interactive television. Competition in the market for software solutions for the delivery of multi-channel digital television or interactive media services is significant and will likely persist and intensify over time. We cannot predict that we will obtain or maintain the market share or pricing levels that we need to become and remain profitable. By using the same standards upon which our software products are based, a competitor with sufficient resources could design and market a similar product that competes directly with our software products. Some of our competitors may develop some or all of the interactive media services that we intend to develop and may sell these services to service providers for deployment separately or in conjunction with our software products. This could have a significant effect on our ability to expand the range of our product offerings over time.

      Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand name recognition and significantly greater financial, technical, sales, marketing and other resources than we have. If we are unable to continuously improve our software products and if we cannot generate effective responses to our competitors' products, pricing strategies, advertising campaigns, strategic partnerships and other initiatives, sales of our products and our profit margins may suffer, and we may never become profitable.

Three customers generated 85% of our revenues in fiscal 2000, and we expect to continue to rely on a limited number of customers for a significant portion of our revenues for the foreseeable future.

      In our first two years of operation, we derived a significant portion of our revenues from only three customers. Since our target customer base is primarily telephone companies and other service providers, excluding cable and satellite network operators, we expect to continue to derive a significant portion of our revenues from a limited customer base. In fiscal 1999, NBTel, a subsidiary of Aliant, our largest shareholder, accounted for 97% of our revenues. For fiscal 2000, NBTel, Kingston Vision and SaskTel, the incumbent local exchange carrier in the Province of Saskatchewan, each accounted for more than 10% of our revenues and together accounted for 85% of our revenues. For the six months ended August 31, 2000, NBTel, Boardwalk Equities, an operator of several multiple dwelling units in the provinces of Alberta, Saskatchewan and Ontario, Integrated Homes, an operator of a broadband residential network in Florida, and Eircom, an incumbent local exchange carrier in Ireland, each accounted for more than 10% of our revenues and together accounted for 87% of our revenues. In particular, for the six months ended August 31, 2000, NBTel accounted for 33% of our total revenues and 5% of our revenues excluding equipment sales, an activity from which we do not anticipate substantial future revenues. For further information on our sources of revenue, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." If new customers from our limited base of potential customers do not license our software or if our existing and any new customers are not successful in selling services based upon our software products to a significant number of subscribers, we may never become profitable.

The failure of interactive television to gain broad market acceptance could limit our potential growth and revenues.

      Our DTV Manager software enables service providers to deliver interactive media services in addition to multi-channel digital television services. Some of our anticipated growth depends, among other things, on the broad acceptance of interactive television by industry participants, including broadcast and pay-television networks and manufacturers of televisions and set-top boxes, and their ability to successfully market interactive television to viewers and advertisers. Interactive television is a relatively new and emerging business, and we cannot guarantee that it will attract widespread demand or acceptance in any of our markets. There have been several well-financed, high-profile attempts in the United States to develop and deploy systems in the broad category of interactive television. None of these attempts has resulted in large scale deployment, and many key industry participants have avoided participating in interactive television. If interactive television fails to gain market acceptance, subscriber growth may be adversely affected, and our ability to generate revenues may be restricted.

If we fail to introduce new functionality in our products or if our new products are unsuccessful, our growth prospects will be limited.

      We generate revenues from one-time license fees, royalties payable by service providers on a per subscriber basis and fees for maintenance and professional services. In order to generate long-term revenue growth and become profitable, we believe we must continue to add new functionality to our products. In many instances, this new functionality may require use of new technologies and/or new industry standards. To meet this challenge, we must obtain key contributions from programmers, product planners, technical architects and other internal staff. We must also obtain proper information from the marketplace, including our customers and industry analysts. Our failure to meet this challenge in any way could limit our growth prospects.

If we fail to develop and maintain relationships with industry participants, our business could suffer.

      We rely and expect to continue to rely upon non-exclusive relationships with a number of major participants in the telecommunications, computer and software industries to ensure the interoperability of our software with their hardware and software, such as network and encoder equipment, set-top boxes and database software systems, and to market and jointly promote the sale of our products with their products. Generally, our arrangements and formal agreements with these industry participants are short-term or terminable on short notice. Further, other industry relationships remain informal. We typically do not receive any monetary compensation, in the form of revenues, referral fees or otherwise, under these arrangements, and we do not directly generate revenues from these arrangements. If the nature of these relationships changed significantly, or if these relationships failed to evolve in ways consistent with our business plan, our software would still operate with their third-party hardware and software, but our ability to market and sell our software products could suffer.

If we fail to properly manage our growth, our business will suffer.

      Our development activities and operations have expanded rapidly since our operations began in January 1998. In the nine months ended August 31, 2000, the number of our employees grew from approximately 90 to 160. We expect that significant further expansion will be necessary to meet our growth objectives and to take advantage of market opportunities. Our expansion to date has placed substantial strain on our managerial, operational and financial resources and systems. To manage our growth, we must successfully implement, constantly improve and effectively utilize our operational and financial systems while aggressively expanding our workforce. Our existing or planned operational and financial systems may not be sufficient to support our potential growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If our growth is not adequately managed, our business will suffer.

If we fail to hire and retain needed personnel, the implementation of our business plan could slow or our future growth could halt.

      Competition for highly skilled technical, sales, marketing and support personnel is intense because there are a limited number of people available with the necessary technical skills, knowledge of the telecommunications industry and understanding of the market. As our business grows, we plan to hire additional technical support, sales and marketing personnel. In that regard, as of September 15, 2000 we were actively seeking to fill approximately 30 positions. Any failure to attract, assimilate, train or retain qualified personnel to fulfill our current or future needs could slow implementation of our business plan or halt our future growth.

      Our future success depends upon the continued services of our executive officers who have critical industry experience and relationships that we rely on to implement our business plan. Our executive officers are Marcel LeBrun, President and Chief Executive Officer, Allan Cameron, Vice President of Technology, Gerry Verner, Vice President of Marketing and Business Development, Marjean Henderson, Vice President and Chief Financial Officer, and Doug Harrington, Vice President of Sales and Customer Service. The loss of the services of any of these individuals could delay the development and introduction of, and negatively impact our ability to sell, our products.

Currency exchange rate fluctuations could adversely affect our financial results.

      Fluctuations in foreign exchange rates may affect our results of operations, which in turn may adversely affect reported earnings and the comparability of period-to-period results of operations. As our operations are currently based in Canada, a significant portion of our expenses are in Canadian dollars. However, a substantial part of our revenues is currently generated in U.S. dollars, and we expect that a majority of our revenues for the foreseeable future will be generated in U.S. dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected. Also, changes in foreign exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market.

                        Risks Related to Our Technology

If our software cannot support and manage a substantial number of users, demand for our products and services will decline significantly.

      Our software relies on the large-scale use of Internet Protocol and, more specifically, Internet Protocol multicast technology. Our customers' commercial deployments to date have shown that our software can support the concurrent delivery of multi-channel digital television and interactive media services to approximately 1,000 subscribers. While we believe that our software, through the use of Internet Protocol multicast technology, can support delivery of multi-channel digital television and interactive media services to a significantly larger number of customers without significant redesign or expense, there is currently no large scale customer deployment of our software products to support our belief. If our software's reliance on Internet

Protocol multicast technology significantly limits the ability of our customers to serve their desired subscriber base, demand for our products and services will decline, our ability to generate revenues will suffer, and we may incur significant costs.

If suppliers do not continue to manufacture and make available products that support our software, we may be unable to meet the demands of service providers.

      Although we have designed our software so that it can be adapted to work on a number of different hardware and software platforms, we must modify our software each time we adapt it to a new platform. At this time, our software operates only on the following server, database and set-top box platforms:

    .  a Sun Microsystems server platform;

    .  an Oracle database platform; and

    .  a Pace set-top box platform.

      If the availability of these products becomes limited, or if the cost of these products increases, we may be unable to meet, in a timely and cost-effective manner, demand for software that runs on alternative servers, databases and set-top boxes. Our current agreements with Sun Microsystems and Oracle expire in November 2000 and June 2001, respectively, and are currently being renegotiated. Moreover, although we believe that we can adapt our software to operate on other server, database and set-top box platforms, we would incur additional costs to do so, and we cannot assure you that our products would operate successfully in actual deployment on any of these other platforms. If we fail to satisfy our customers' demands, they may cease doing business with us, and our revenues would suffer.

Rapid technological advances or the adoption of new standards could impair our ability to deliver our products to service providers in a timely manner, and as a result, our revenues would suffer.

      Our success depends in large part on our ability to keep our software current and compatible with evolving technologies and standards. Unexpected changes in technology or standards could disrupt the development of our software products and prevent us from meeting deadlines for the delivery of our software products. If we are unable to keep pace with technological advancements and adapt our software to new standards in a timely manner, we may lose customers, and our revenues would suffer.

The occurrence of any defects, errors or failures in our software could result in delays in installation and loss of customers.

      Our software is complex and may contain undetected defects, errors or failures. These problems have occurred in our software in the past. Additional problems may occur in our software in the future, which could result in the loss of, or delay in, market acceptance of our software products. In addition, we have limited experience with commercial deployment, and we expect additional defects, errors and failures as our business expands from trials to commercial deployment with customers. These problems could result in a loss of sales and additional costs and liabilities to us, including loss of our customers.

If our technology were responsible for the failure of service providers to deliver services to subscribers, our reputation and viability could be seriously damaged.

      We expect that most service providers that purchase our software products will deliver multi-channel digital television and interactive media services in conjunction with voice and Internet services. If our software is responsible, or appears to be responsible, for a failure to deliver voice, Internet or television, a likely result would be severe customer service or public relations problems that could seriously damage our reputation and viability.

                      Risks Related to Legal Uncertainties

Because much of our potential success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property may negatively affect us.

      Our ability to compete effectively is dependent in large part upon the maintenance and protection of our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property other than a Canadian trademark registration for "iMagic." To date, we have relied on trade secret and copyright law, as well as confidentiality procedures and licensing arrangements, to establish and protect our rights to our technology. We typically enter into confidentiality or license agreements with our employees, consultants, customers, strategic partners and vendors in an effort to control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary technology without authorization. Policing unauthorized use of our intellectual property is difficult. The steps we take may not prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective intellectual property protection may be unavailable or limited in some jurisdictions outside Canada and the United States. Litigation may be necessary in the future to enforce or protect our intellectual property rights or to determine the validity and scope of the proprietary rights of others. That litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect our business.

We may be subject to damaging and disruptive intellectual property litigation.

      The software development and the interactive television businesses are very litigious. We may be subject to intellectual property litigation that could:

    .  be time-consuming and expensive;

    .  divert attention and resources away from our daily business;

    .  impede or prevent delivery of our products and services; and

    .  require us to pay significant royalties, licensing fees and damages.

      Although we are not aware that our products or services infringe any published patents or registered trademarks, and although we have not been served notice of any potential infringement, we may be subject to infringement claims in the future. Because patent applications are kept confidential for a period of time after filing, applications may have been filed that, if issued as patents, could relate to our products or services.

      Parties making claims of infringement may be able to obtain injunctive or other equitable relief that could effectively block our ability to provide our products and services in Canada, the United States and other jurisdictions and could cause us to pay substantial damages. In the event of a successful claim of infringement, we and our customers may need to obtain one or more licenses from third parties, which may not be available at a reasonable cost, if at all. The defense of any lawsuit could result in time-consuming and expensive litigation, regardless of the merits of such claims, as well as resulting damages, license fees, royalty payments and restrictions on our ability to provide our products or services, any of which could harm our business.

Government regulation in various jurisdictions may restrict the willingness or ability of service providers to purchase our software and deliver multi-channel digital television to subscribers.

      Service providers in jurisdictions where we currently do business and where we intend to do business in the future operate in heavily regulated industries. Although we, in providing our products and services, are not now directly subject to significant regulation, our existing and potential customers are subject to laws, regulations and policies, including licensing and permit requirements, zoning restrictions, laws regulating the provisioning of television services and foreign share ownership restrictions, that could adversely affect their willingness or ability to:

    .  invest in technology necessary for our software to operate; or

    . offer multi-channel digital television and interactive media services to subscribers.

As a result, these laws, regulations and policies may impede sales of our products and services. For a more thorough discussion of the regulatory issues that may affect our business, see "Business--Regulation of Service Providers."

                         Risks Related to This Offering

Our principal shareholders will control approximately 67.3% of our common shares after completion of this offering and will be able to exercise control of our company and make decisions that are not in the best interests of all shareholders.

      Insider control of a large amount of our common shares could have an adverse effect on the market price of our common shares. Although they are under no obligation to do so, if our officers, directors and principal shareholders were to vote together, they would have the ability to control the election of our board of directors and the outcome of corporate actions requiring shareholder approval, including mergers, change of corporate control transactions, going private transactions and other extraordinary transactions. Additionally, Aliant Inc., the parent of NBTel, and Compagnie Financiere Alcatel, or Alcatel, will beneficially own or control approximately 29.3% and 16.2%, respectively, of our common shares upon completion of this offering. This concentration of ownership may have the effect of delaying or preventing a change of control of our company, even if this change of control would benefit our shareholders generally.

The sale or availability for sale after completion of this offering of the 19,831,780 common shares outstanding prior to completion of this offering could adversely affect the market price of our common shares.

      Upon completion of this offering, 18,468,186 of the 19,831,780 common shares outstanding prior to completion of this offering may be sold without registration under the U.S. Securities Act of 1933 immediately or shortly after the completion of this offering but subject to the restrictions discussed in the next paragraph. In addition, 1,363,594 of the common shares outstanding prior to completion of this offering will be available for resale without registration under the U.S. Securities Act of 1933, commencing on October 2, 2001 with respect to 272,719 shares purchased by America Online and commencing on October 6, 2001 with respect to 1,090,875 shares purchased by Cisco Systems, in each case purchased as part of our October 2000 private placements. Sales or the availability for sale of these 19,831,780 common shares could adversely affect the market price of our common shares and could materially impair our future ability to raise capital through offerings of our common shares.

      In connection with this offering, we, our executive officers and directors and all of our existing shareholders have agreed, with limited exceptions, not to offer or transfer any of their common shares for 180 days
after the date of this prospectus, or until    , 2001, without the consent of
Merrill Lynch, Pierce, Fenner & Smith Incorporated; however, Merrill Lynch, in its sole discretion, may waive this restriction with respect to one or more shareholders at any time or from time to time without notice. In addition, after this offering, shares issuable upon exercise of stock options outstanding under our existing stock option plan may be available for sale without registration under the U.S. Securities Act of 1933, as amended. Further, we intend, after this offering, to register common shares reserved for issuance under our proposed stock option plan. We cannot predict what effect, if any, market sales of common shares held by any of our executive officers, directors or existing shareholders or issued under our stock plans, or the availability of any of these shares for future sale, will have on the market price of our common shares. For a more detailed description of the restrictions on selling our common shares after this offering, see "Shares Eligible for Future Sale" and "Underwriting."

Investors in this offering will experience immediate and substantial dilution.

      The initial public offering price per common share will significantly exceed our pro forma consolidated net tangible book value per share, as adjusted to give effect to the offering. As a result, assuming an initial public offering price of $12.00 per common share, you will experience immediate dilution of $8.92 in pro forma consolidated net tangible book value per common share, if the underwriters do not exercise their over-allotment option, or $8.69 per common share if the underwriters exercise their over-allotment option in full. This dilution results because earlier investors purchased their shares at a substantially lower price than the initial public offering price. Additional dilution of your shares will result when outstanding options are exercised. See "Dilution" for a more complete description of how the value of your investment in our common shares will be diluted upon the completion of this offering.

If we are treated as a passive foreign investment company for U.S. federal income tax purposes, our U.S. shareholders may be subject to an unfavorable tax regime.

      It is possible that we will be treated as a passive foreign investment company for U.S. federal income tax purposes for the current taxable year or for future taxable years. If we are classified as such, a special tax regime would apply to "excess distributions" with respect to shares held by a U.S. shareholder and to any gain realized on the sale or other disposition by a U.S. shareholder of shares held for more than one taxable year, unless the U.S. shareholder timely makes an election available under applicable law. For a more thorough discussion of the passive foreign investment company rules, see "Certain Canadian and United States Income Tax Considerations--United States Federal Income Tax Considerations--Passive Foreign Investment Company Considerations."

Investors in our common shares may be unable to enforce civil liabilities under U.S. securities laws against us or others.

      It may be difficult for investors in our common shares to enforce civil liabilities against us or others under applicable U.S. federal and state securities laws because:

    .  we are incorporated under the federal laws of Canada;

    .  most of our officers and directors are residents of Canada;

    .  the experts named in this prospectus are residents of Canada; and

    . a substantial portion of our assets and the assets of the persons identified above may be located outside the United States.

      These factors may make it difficult or impossible for investors to effect service of process within the United States on us or on the persons identified above. Likewise, it may be difficult for investors to realize judgments of U.S. courts against us or against the persons identified above when those judgments are based on civil liabilities under applicable U.S. federal and state securities laws. In addition, you should not assume that courts in Canada or in other jurisdictions where the persons identified above may reside or where our assets or their assets are located would:

    . enforce judgments of U.S. courts obtained in actions against us or against the persons identified above based on the civil liability provisions of applicable U.S. federal and state securities laws; or

    . enforce, in original actions, liabilities against us or against the persons identified above based on applicable U.S. federal and state securities laws.

                                ---------------

      This prospectus contains estimates of market growth relevant to our business. We obtained these estimates from studies published by International Data Corporation and Cahners In-Stat Group, which are market research firms whose estimates are widely referenced by industry participants and analysts. These reports are not publicly available and may be obtained directly from International Data Corporation or Cahners In-Stat Group. Although we believe that these firms are reliable sources of market growth estimates, you should recognize that their estimates are based on forecasting techniques whose application to developing markets such as ours has inherent limitations and further that these estimates assume that certain events, trends and activities will occur. If either of these entities is wrong about any of its assumptions, then its market growth estimates may also be wrong. Neither of these firms guarantees the accuracy of its estimates, nor have we independently verified the assumptions and information on which their estimates are based.

                                ---------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell our common shares in any jurisdictions where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained under the captions "Summary," "Risk Factors," "Use of Proceeds," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this prospectus constitute forward-looking statements. When used in this document, the words "may," "would," "could," "will," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events, are based on information currently available to us and are subject to certain risks, uncertainties and assumptions, including those discussed above. Many factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

                                USE OF PROCEEDS

      We estimate that the net proceeds from the sale of our common shares, after deducting underwriting commissions and estimated offering expenses payable by us, will be approximately $50.8 million, assuming a public offering price of $12.00 per common share, the midpoint of the range set forth on the cover of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that we will receive net proceeds of approximately $58.8 million.

      We currently intend to use the proceeds from this offering as follows:

    . approximately $22.0 million to expand our sales and marketing activities;

    .  approximately $15.0 million for research and development; and

    . the remainder for working capital and general corporate purposes, including the funding of potential future acquisitions.

      Pending these uses, we will invest the proceeds of this offering in short-term, interest-bearing, investment-grade securities, certificates of deposit or direct or guaranteed obligations of Canada or the United States. Currently, we have no specific understandings, commitments or agreements with respect to any acquisition.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common shares. At present, we expect to retain future earnings, if any, for use in the operation and expansion of our business. We do not anticipate that we will pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, capital requirements and other factors as our board of directors considers relevant.

                                 CAPITALIZATION

      The following table shows our capitalization as of August 31, 2000:

    .  on an actual basis;

    . on a pro forma basis to reflect the issuance of warrants to purchase common shares on September 19, 2000 to five of our existing shareholders for aggregate gross proceeds of $10.0 million and the automatic exercise of those warrants on October 2, 2000 for 909,061 common shares for no additional consideration, the issuance of 272,719 common shares on October 2, 2000 to America Online for aggregate gross proceeds of $3.0 million and the issuance of 1,090,875 common shares on October 6, 2000 to Cisco Systems for aggregate gross proceeds of $12.0 million; and


    . on a pro forma, as adjusted, basis to reflect our sale in this offering of 4,750,000 common shares at an assumed public offering price of $12.00 per common share, and the application of the estimated net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

      You should read this information in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this prospectus.

                                                         August 31, 2000
                                                  ------------------------------
                                                                      Pro Forma
                                                  Actual   Pro Forma As Adjusted
                                                  -------  --------- -----------
                                                      (in thousands of U.S.
                                                            dollars)
 Long-term debt, including current portion.....   $ 1,737   $ 1,737    $ 1,737
 Shareholders' equity:
 Common shares, no par value; unlimited shares
  authorized; 17,559,125 shares issued and
  outstanding, actual; 19,831,780 shares issued
  and outstanding, pro forma; 24,581,780 shares
  issued and outstanding, pro forma as
  adjusted.....................................    17,632    42,632     93,432
 Preferred shares, issuable in series, no par
  value; unlimited shares authorized; no shares
  issued and outstanding, actual; no shares
  issued and outstanding, pro forma; no shares
  issued and outstanding, pro forma as
  adjusted.....................................        --        --         --
 Reporting currency translation adjustments....       (62)      (62)       (62)
 Deferred stock-based compensation.............    (3,042)   (3,042)    (3,042)
 Accumulated deficit...........................   (13,774)  (13,774)   (13,774)
                                                  -------   -------    -------
    Total shareholders' equity.................       754    25,754     76,554
                                                  -------   -------    -------
          Total capitalization.................   $ 2,491   $27,491    $78,291
                                                  =======   =======    =======

      The table above does not include:

    . 4,916,356 common shares reserved for issuance subject to necessary approvals pursuant to options granted under our stock option plans, of which options to purchase 3,037,171 common shares at a weighted average exercise price of $1.68 per share have been issued as of September 30, 2000; and

    . up to 712,500 common shares that we may sell to the underwriters to cover any over-allotments.

                                    DILUTION

      Our pro forma consolidated net tangible book value as of August 31, 2000 was approximately $24.9 million, or approximately $1.25 per share on a pro forma basis, giving effect to the issuance on September 19, 2000 of warrants to purchase common shares, the automatic exercise of those warrants on October 2, 2000 for 909,061 common shares for no additional consideration, the issuance of 272,719 common shares on October 2, 2000 for aggregate gross proceeds of $3.0 million and the issuance of 1,090,875 common shares on October 6, 2000 for aggregate gross proceeds of $12.0 million, the reclassification of our share capital and an assumed 1.1636-for-1 share split. Pro forma consolidated net tangible book value per share represents the amount of our total pro forma consolidated tangible assets reduced by the amount of our total consolidated liabilities and divided by the total pro forma number of common shares outstanding as of the date the book value is determined. Assuming the sale of 4,750,000 common shares at an initial public offering price of $12.00 per share, and after deducting underwriting commissions and estimated offering expenses, our pro forma consolidated net tangible book value as of August 31, 2000, as adjusted for this offering, would have been $75.7 million, or $3.08 per share. This amount is equal to 25.7% of our assumed initial public offering price of $12.00 per share. It also represents an immediate increase in pro forma consolidated net tangible book value of $1.83 per share to our existing shareholders and an immediate dilution of $8.92 per share if the underwriters do not exercise their over-allotment option, or $8.69 if the underwriters exercise their over-allotment option in full, to new investors in this offering.

      Dilution per share represents the amount by which the initial public offering price per common share to be paid by new investors will exceed the pro forma consolidated net tangible book value per common share immediately after this offering. The following table illustrates the per share dilution, assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per common share(1).........        $12.00
 Pro forma consolidated net tangible book value per common share as of August 31, 2000...........................................  $1.25
 Increase per share attributable to new investors in this
  offering........................................................   1.83
                                                                    -----
Pro forma consolidated net tangible book value per common share as adjusted for
 this offering....................................................          3.08
                                                                          ------
Pro forma consolidated net tangible book value dilution per common share
 to new investors in this offering(2).............................        $ 8.92
                                                                          ======

--------
(1) Price per common share to U.S. investors. Price per common share to
    Canadian investors is C$   , which is the approximate equivalent of the
    offering price to the public in the United States based on the prevailing Canadian-U.S. dollar exchange rate as of the date of this prospectus.
(2) Based on the prevailing Canadian-U.S. dollar exchange rate as of the date of this prospectus, the pro forma consolidated net tangible book value dilution per common share to new investors is C$ .

      The following table summarizes, as of October 6, 2000, the differences between existing common shareholders immediately prior to this offering and new investors purchasing common shares in connection with this offering, with respect to the number of our common shares purchased, the total consideration paid and the average price per share paid. The table assumes no exercise of the underwriters' over-allotment option.

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
Existing shareholders...... 19,831,780   80.7% $39,602,000   41.0%    $ 2.00
New public investors.......  4,750,000   19.3   57,000,000   59.0      12.00
                            ----------  -----  -----------  -----     ------
  Total.................... 24,581,780  100.0% $96,602,000  100.0%    $ 3.93
                            ==========  =====  ===========  =====     ======

      The foregoing discussion and tables exclude options to purchase 3,037,171 of our common shares that will remain outstanding upon the completion of this offering. Based upon an assumed initial public offering price of $12.00, all options outstanding upon the completion of this offering will have exercise prices below the initial public offering price. The exercise of outstanding options having an exercise price less than the initial public offering price would increase the dilutive effect to new investors.

                           EXCHANGE RATE INFORMATION

      The following table sets forth, for each period presented, information concerning the exchange rates between Canadian dollars and U.S. dollars based on the inverse of the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. The table illustrates how many U.S. dollars it would take to buy one Canadian dollar. On August 31, 2000, the noon buying rate was U.S.$.6793 per C$1.00, and on November 1, 2000, the noon buying rate was U.S.$0.6551 per C$1.00.

                                                       U.S.$ per C$1.00
                                                -------------------------------
                                                                         Period
                                                Average(1)  Low    High   End
                                                ---------- ------ ------ ------
Fiscal Year Ended
February 29, 1996..............................   $.7330   $.7035 $.7527 $.7284
February 28, 1997..............................    .7344    .7260  .7513  .7315
February 28, 1998..............................    .7127    .6832  .7335  .7024
February 28, 1999..............................    .6662    .6341  .7105  .6627
February 29, 2000..............................    .6789    .6542  .6969  .6894

Interim Period
March 1--August 31, 2000.......................   $.6762   $.6629 $.6911 $.6793

--------
(1) Average represents the average of the rates on the last business day of each month during the period.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

      The consolidated statement of operations data for the period from our inception on December 24, 1997 to February 28, 1998 and for the fiscal years ended February 28, 1999 and February 29, 2000 and the consolidated balance sheet data as of February 28, 1999 and February 29, 2000 are derived from, and are qualified by reference to, our consolidated financial statements which have been audited by KPMG LLP, Chartered Accountants, and are included elsewhere in this prospectus. The consolidated financial statements are reported in U.S. dollars and are prepared in accordance with Canadian GAAP. Differences between Canadian GAAP and U.S. GAAP are described in note 10 to the consolidated financial statements. The consolidated statement of operations data for the six months ended August 31, 1999 and 2000 and the balance sheet data as of August 31, 2000 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited financial statements have been prepared on the same basis as our audited financial statements and include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for those periods. The consolidated balance sheet data as of February 28, 1998 is derived from audited financial statements not included in this prospectus. The historical results below are not necessarily indicative of the results to be expected for any future period.

                             Period from           Year Ended            Six Months Ended
                          December 24, 1997 ------------------------- -----------------------
                           (inception) to   February 28, February 29,  August 31,  August 31,
                          February 28, 1998     1999         2000         1999        2000
                          ----------------- ------------ ------------ ------------ ----------
                                (in thousands of U.S. dollars, except per share amounts)
Consolidated Statement
 of Operations Data:
Revenues:
  License fees..........       $   --         $    --      $ 1,384      $    --     $ 2,055
  Royalty fees..........           --              --           --           --          70
  Services..............           --              14          393          210         337
  Equipment.............           --             465          321            6       1,107
                               ------         -------      -------      -------     -------
Total revenues..........           --             479        2,098          216       3,569
Cost of revenues:
  Services..............           --              --          657          237         673
  Equipment.............           --             604          331            4       1,030
                               ------         -------      -------      -------     -------
Total cost of revenues..           --             604          988          241       1,703
                               ------         -------      -------      -------     -------
Gross profit (loss).....           --            (125)       1,110          (25)      1,866
Operating expenses:
  Sales and marketing...           18             543        2,325          823       2,731
  Research and
   development..........           66           2,014        4,084        1,606       3,169
  General and
   administrative.......           26             344          827          347       1,002
                               ------         -------      -------      -------     -------
Total operating
 expenses...............          110           2,901        7,236        2,776       6,902
                               ------         -------      -------      -------     -------
Loss from operations....         (110)         (3,026)      (6,126)      (2,801)     (5,036)
Other income (expense),
 net....................           --             (25)         524          470         116
                               ------         -------      -------      -------     -------
Loss before provision
 for income taxes.......         (110)         (3,051)      (5,602)      (2,331)     (4,920)
Provision for income
 taxes..................           --             (17)         (44)         (24)        (30)
                               ------         -------      -------      -------     -------
Net loss--in accordance
 with Canadian and U.S.
 GAAP...................       $ (110)        $(3,068)     $(5,646)     $(2,355)    $(4,950)
                               ======         =======      =======      =======     =======
Basic and diluted net
 loss per share--in
 accordance with
 Canadian and U.S.
 GAAP...................       $(0.05)        $ (0.57)     $ (0.40)     $ (0.19)    $ (0.28)
                               ======         =======      =======      =======     =======
Weighted average number
 of shares used in
 computing basic and
 diluted net loss per
 share (000's)..........        2,331           5,336       13,968       12,495      17,556
                                               As of February 28,        As of       As of
                                            ------------------------- February 29, August 31,
                                                1998         1999         2000        2000
                                            ------------ ------------ ------------ ----------
                                                     (in thousands of U.S. dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents.................    $   245      $   603      $ 6,396     $   619
Working capital (deficit).................       (139)       1,852        6,154        (424)
Total assets..............................        289        3,153        9,859       6,032
Long-term debt............................         --           --        1,737       1,711
Total shareholders' equity (deficit)......       (109)       2,493        5,706         754

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.

Overview

      We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network. Our customers include incumbent local exchange carriers, competitive local exchange carriers and multiple dwelling unit service providers.

      We were incorporated in December 1997 upon the initiative of NBTel. We began operations in January 1998 by acquiring technology relating to digital broadcasting from NBTel and entering into a research and development arrangement funded by NBTel and a subsidiary of Celtic House International, pursuant to which we further enhanced the acquired technology. We delivered the initial version of DTV Manager to NBTel in December 1998 for technical trials. As described under "Related Party Transactions" below, in January 1999 we exercised an option to acquire the technology developed under our research and development arrangement with NBTel and the subsidiary of Celtic House International. In the fall of 1999, after further development, we delivered the current generation of DTV Manager to NBTel and Kingston Vision, and shortly thereafter each of them deployed multi-channel digital television services to its subscribers.

      Through August 31, 2000, we have earned revenues in Canada, the United States, the United Kingdom and Ireland. In the past, we have focused our sales and marketing efforts on these geographic areas. We anticipate significant increases in our sales and marketing expenses as we seek to expand our operations, particularly in the United States and other international markets.

      The following discussion and analysis relate to our financial statements which are stated in U.S. dollars and have been prepared in accordance with Canadian GAAP. As applied to our current financial statements, these principles conform in all material respects with U.S. GAAP, except as disclosed in note 10 to our consolidated financial statements, included elsewhere in this prospectus.

Sources of Revenues and Revenue Recognition Policy

      In the past, our license agreements provided for an initial license fee and a one-time subscriber-based royalty fee. We currently have four customers under this type of arrangement. In early 2000, we began structuring our license agreements to include both an initial license fee, based on the number of households located in the geographic area under the license, and an on-going monthly subscriber-based royalty fee. We expect future license agreements to be negotiated on this basis, and we expect that, in several years, more revenues will be generated from royalty fees than from initial license fees.

      Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues are typically equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

      Equipment revenues are comprised of sales of digital set-top boxes, manufactured by suppliers to our specifications and resold by us to our customers at little or no mark-up above our cost. Historically, we purchased set-top boxes for resale to customers in order to have a source of supply available to our customers. In the future, we expect, and it is our plan, that our customers will purchase set-top boxes directly from the suppliers. As a result, we anticipate that, as our customers purchase set-top boxes directly from the suppliers, our revenues from this activity will be substantially reduced.

      In the six months ended August 31, 2000, our software licensing revenues, royalty fee revenues, professional services revenues and equipment revenues represented approximately 58%, 2%, 9% and 31%, respectively, of our total revenues. In the same period, we earned approximately 57% of our total revenues from sales in Canada and approximately 25% of our total revenues from sales in the United States, and approximately 18% of our total revenues from sales in Europe. In the six months ended August 31, 2000, NBTel, Boardwalk Equities, Integrated Homes and Eircom accounted for approximately 33%, 23%, 16% and 15%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 5%, Boardwalk Equities 31%, Integrated Homes 23% and Eircom 22%.

      Historically, we have generated revenues from NBTel principally from initial license fees, fees for maintenance and technical support services and equipment sales. Since August 31, 2000, we have not sold any set-top boxes to NBTel, and we understand that NBTel has placed an order for additional set-top boxes directly with the supplier. Thus, we anticipate that, in the future, our revenues from NBTel will not include any significant amount of equipment sales, but rather will be principally from maintenance and technical support services and subscriber-based royalties. On that basis, we expect that, at least for the next several years, the percentage of our total revenues generated from NBTel will be significantly less than in the past.

      In the fiscal year ended February 29, 2000, our software licensing revenues, professional services revenues and equipment revenues represented approximately 66%, 19% and 15%, respectively, of our total revenues. In the same period, we earned approximately 65% of our total revenues in Canada and approximately 35% in Europe. In this period, NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues. Excluding equipment sales, the comparable percentages are NBTel 35%, Kingston Vision 36% and SaskTel 15%.

      We recognize software licensing revenues in accordance with all applicable accounting regulations including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions." Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

    .  we have signed a license agreement with the customer;

    .  we have delivered the software product to the customer;

    . the amount of the fees to be paid by the customer is fixed or determinable; and

    .  we believe that collection of these fees is probable.

      We generally negotiate formal license agreements with our customers. Each of our license agreements includes provisions for us to receive both an up-front license fee and royalties. Generally, service providers pay these royalty fees either in the form of a one-time payment or as an on-going monthly fee. On-going royalties are recognized monthly based on the number of subscribers at month end. One-time royalties are recognized quarterly based on the number of new subscribers at the end of each quarter.

      We often negotiate license agreements that allow for the payment of the initial license fee to be made in future installments over a period of less than a year. Revenues recognized in advance of the installments being due are recorded as unbilled revenues in the balance sheet.

      Maintenance and technical support revenues are recognized ratably over the applicable service period, which is usually one year. Revenues derived from professional services are recognized upon performance of the related services.

      Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable.

      In the six months ended August 31, 2000, we generated over 42% of our revenues in U.S. dollars and incurred approximately 87% of our expenses in Canadian dollars, with the balance in U.S. dollars and other currencies. We expect that a majority of our revenues will be generated in U.S. dollars for the foreseeable future and that most of our expenses, including labor costs as well as capital and operating expenditures, will continue to be denominated in Canadian dollars. If the Canadian dollar appreciates against the U.S. dollar, our results of operations could be materially adversely affected.

Costs and Expenses

      Cost of services revenues includes compensation, travel and other related expenses for our maintenance and technical support services and professional services departments, along with allocated facilities expenses.

      To date, the cost of license fees revenue has been insignificant. Cost of license fee revenues includes royalties paid to third-party software providers whose products are embedded in our software products. Oracle Corporation and Sun Microsystems are our principal suppliers of third-party software. We have licensed certain database management and video server software products from Oracle on a non-exclusive basis until June 2001. We pay variable royalties to Oracle which increase as our customers increase their respective subscriber bases. Sun has granted us a non-exclusive license to incorporate into and distribute with DTV Manager certain of its Java-based system software until November 2000. Pursuant to this license, we pay variable royalties to Sun on a per subscriber basis, depending on the total number of our customers' subscribers, and on a per network server basis, depending on the total number of servers operating DTV Manager.

      Cost of equipment revenues includes the cost of set-top boxes purchased for resale.

      Sales and marketing expenses consist primarily of personnel and related costs for our direct sales force and marketing staff, costs associated with marketing programs, including tradeshows, public relations and marketing materials, and allocated facilities costs. We plan to increase the level of our sales and marketing expenses substantially over the next year, as we increase spending on advertising and marketing programs to establish sales and support offices in new geographic markets and with a view to building our brand.

      Research and development expenses consist primarily of salary and other related costs for personnel, training, independent consultants and facilities and technology expenses. Technology expenses include license and support fees for development software, the cost of tools and supplies and third party support fees. We have utilized independent consultants to fill various roles as a result of our rapid growth. As additional personnel are hired, we expect the use of these consultants to diminish. Our hiring efforts have focused on filling strategic technical roles and utilizing independent consultants in less strategic positions. We believe that continued investment in research and development is critical to attaining our strategic objectives. As a result, we plan to increase the level of research and development expenses, both to enhance the functionality of our existing software and to continue to create interactive applications and services.

      General and administrative expenses include compensation for corporate personnel and other expenses, including professional fees, travel and facilities, net of allocations to our customer service, research and development and sales and marketing departments. Our general and administration department includes a portion of our executive office, as well as finance, human resources and corporate operations staff. We expect these expenses to increase as we hire additional general and administrative employees worldwide and assume the responsibilities of a public company.

Net Losses

      We have incurred substantial operating losses since our inception. As of August 31, 2000, we had an accumulated deficit of approximately $13.8 million. We expect to incur additional losses for at least the next few years, and we may never achieve profitability.

Results of Operations

Six Months Ended August 31, 2000 Compared with the Six Months Ended August 31, 1999

Revenues

      Total revenues increased to $3.6 million for the six months ended August 31, 2000 from $216,000 for the six months ended August 31, 1999. NBTel, Boardwalk Equities, Integrated Homes and Eircom accounted for 33%, 23%, 16% and 15%, respectively, of our total revenues for the six months ended August 31, 2000. Kingston Vision, Eircom and NBTel accounted for 54%, 21% and 10%, respectively, of our total revenues for the six months ended August 31, 1999. Excluding equipment sales, the comparable percentages for the six months ended August 31, 2000 are NBTel 5%, Boardwalk Equities 31%, Integrated Homes 23% and Eircom 22% and the comparable percentages for the six months ended August 31, 1999 are Kingston Vision 56%, Eircom 22% and NBTel 10%.

      License and Royalty Fees. We had no license or royalty fee revenues for the six months ended August 31, 1999. License and royalty fee revenues recognized in the six months ended August 31, 2000 were $2.1 million. This increase is due to the recognition of license fee revenues of $2.0 million from four customers and royalty fee revenues of $70,000 from two additional customers.

      Services. Services revenues increased to $337,000 for the six months ended August 31, 2000 from $210,000 for the six months ended August 31, 1999. We earn these revenues from maintenance and technical support services that we provide to our customers under the terms of their license agreements with us.

      Equipment. Equipment revenues increased to $1.1 million for the six months ended August 31, 2000 from $6,000 for the six months ended August 31, 1999. Of this increase, we generated $1.0 million from sales of set-top boxes to NBTel under a set-top box supply agreement.

Cost of Revenues

      Cost of revenues increased to $1.7 million for the six months ended August 31, 2000 from $241,000 for the six months ended August 31, 1999. This increase, excluding $1.0 million related to equipment costs, primarily reflects an increase in personnel to 13 employees in our customer service department as of August 31, 2000 from seven as of August 31, 1999 to support our increased customer base.

Operating Expenses

      Our total operating expenses increased to $6.9 million for the six months ended August 31, 2000 from $2.8 million for the six months ended August 31, 1999.

      Sales and Marketing. Sales and marketing expenses increased to $2.7 million for the six months ended August 31, 2000 from $823,000 for the six months ended August 31, 1999. This increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our marketing department increased to 28 employees as of August 31, 2000 from 13 as of August 31, 1999. Our sales department increased to ten employees as of August 31, 2000 from five as of August 31, 1999. These increases in staffing levels were the result of our efforts to expand our direct sales force coverage area and increase our marketing activities.

      Research and Development. Research and development expenses increased to $3.2 million for the six months ended August 31, 2000 from $1.6 million for the six months ended August 31, 1999. This increase reflects an increase in personnel in our research and development department to 89 employees as of August 31, 2000 from 39 as of August 31, 1999 as we accelerated our efforts to develop new products and services.

      General and Administrative. General and administrative expenses increased to $1.0 million for the six months ended August 31, 2000 from $347,000 for the six months ended August 31, 1999. Our corporate staffing increased to 18 employees as of August 31, 2000 from 9 as of August 31, 1999 to support our overall increase in corporate activities.

Other Income (Expense), Net

      Other income (expense) decreased to income of $116,000 for the six months ended August 31, 2000 from income of $470,000 for the six months ended August 31, 1999. Interest income made up $79,000 of other income (expense) for the six months ended August 31, 2000 and $48,000 for the six months ended August 31, 1999. Other income (expense) for the six months ended August 31, 1999 also included income of $431,000 for forgiveness of debt.

Fiscal Year Ended February 29, 2000 Compared with the Fiscal Year Ended February 28, 1999

Revenues

      Total revenues increased to $2.1 million for the fiscal year ended February 29, 2000 from $479,000 for the fiscal year ended February 28, 1999. NBTel, Kingston Vision and SaskTel accounted for 38%, 31% and 16%, respectively, of our total revenues in the fiscal year ended February 29, 2000. NBTel accounted for 97% of our total revenues in the fiscal year ended February 28, 1999.

      License Fees. License fee revenues increased to $1.4 million for the fiscal year ended February 29, 2000 from nil in the fiscal year ended February 28, 1999. This increase is due to the recognition of license fee revenues on three of our customer license agreements.

      Services. Services revenues increased to $393,000 for the fiscal year ended February 29, 2000 from $14,000 for the fiscal year ended February 28, 1999. The increase is primarily due to the provision of maintenance and technical support and training services to our customers under the terms of their license agreements.

      Equipment. Equipment revenues decreased to $321,000 for the fiscal year ended February 29, 2000 from $465,000 for the fiscal year ended February 28, 1999. The equipment revenues during both periods resulted from our sales of set-top boxes to NBTel for its roll out of multi-channel digital television service in the Province of New Brunswick.

Cost of Revenues

      Cost of revenues increased to $988,000 for the fiscal year ended February 29, 2000 from $604,000 for the fiscal year ended February 28, 1999. The increase in the cost of services revenues in fiscal 2000 is attributable to the hiring of nine employees in our customer services department to support our licensed customers. The 45% decrease in cost of equipment revenues to $331,000 in fiscal 2000 from $604,000 in fiscal 1999 is due to the one-time charge of $383,000 recorded in fiscal 1999 related to the write-off of a non-refundable deposit pursuant to a contract to purchase digital set-top boxes.

Operating Expenses

      Our total operating expenses increased to $7.2 million for the fiscal year ended February 29, 2000 from $2.9 million for the fiscal year ended February 28, 1999.

      Sales and Marketing. Sales and marketing expenses increased to $2.3 million for the fiscal year ended February 29, 2000 from $543,000 for the fiscal year ended February 28, 1999. This $1.8 million increase is primarily due to the addition of sales and marketing personnel, as well as increased travel and related expenses. Our sales and marketing department increased to 28 employees as of February 29, 2000 from nine as of February 28, 1999.

      Research and Development. Research and development expenses increased to $4.1 million for the fiscal year ended February 29, 2000 from $2.0 million for the fiscal year ended February 28, 1999. This $2.1 million increase reflects an increase in our research and development staff to 60 employees as of February 29, 2000 from 24 as of February 28, 1999 as a result of increased research and development activity surrounding our release of the current version of DTV Manager.

      General and Administrative. General and administrative expenses increased to $827,000 for the fiscal year ended February 29, 2000 from $344,000 for the fiscal year ended February 28, 1999. The increase largely resulted from an increase in our corporate staffing to 12 employees as of February 29, 2000 from four as of February 28, 1999.

Other Income (Expense), Net

      Other income (expense) increased to income of $524,000 in the fiscal year ended February 29, 2000 from an expense of $25,000 in the fiscal year ended February 28, 1999. The increase is primarily due to the forgivable government assistance obtained from the Province of New Brunswick, through Newbridge Networks, in the amount of $434,000. Interest income of $121,000 for fiscal 2000 related to the short-term investments of surplus funds.

Fiscal Year Ended February 28, 1999 Compared with the Period from December 24, 1997 (Inception) to February 28, 1998

      We were incorporated on December 24, 1997 and commenced operations on a limited basis in January 1998.

Revenues

      We recognized $14,000 of services revenues and $465,000 of equipment revenues for the fiscal year ended February 28, 1999 from the provision of professional services and digital set-top boxes. NBTel accounted for 97% of our total revenues in the fiscal year ended February 28, 1999. We did not have any revenues for the period ended February 28, 1998.

Cost of Revenues

      Cost of equipment revenues was $604,000 for the fiscal year ended February 28, 1999 and consisted of direct purchase costs and the write-off of a non-refundable deposit pursuant to a contract to purchase digital set-top boxes. We had no cost of revenues for the period ended February 28, 1998.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $543,000 for the fiscal year ended February 28, 1999 from $18,000 for the period ended February 28, 1998, as we established our sales and marketing department.

      Research and Development. Research and development expenses increased to $2.0 million in the fiscal year ended February 28, 1999 from $66,000 for the period ended February 28, 1998, as staff levels increased to 24 as of February 28, 1999 from three as of February 28, 1998. We also incurred significant costs for contract consultants during the fiscal year ended February 28, 1999 in connection with the initial release of our software.

      General and Administrative. General and administrative expenses increased to $344,000 for the fiscal year ended February 28, 1999 from $26,000 for the period ended February 28, 1998, primarily due to an increase in our corporate staff.

Quarterly Results of Operations

      The following table sets forth certain unaudited consolidated statements of operations data for each of the 10 quarters ended May 31, 1998 through August 31, 2000. This information has been derived from our unaudited consolidated financial statements that, in the opinion of our management, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this prospectus and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

                                                              Quarter Ended
                          ---------------------------------------------------------------------------------------------
                          May 31,  Aug. 31, Nov. 30,  Feb. 28, May 31,  Aug. 31,  Nov. 30,  Feb. 29,  May 31,  Aug. 31,
                           1998      1998     1998      1999    1999      1999      1999      2000     2000      2000
                          -------  -------- --------  -------- -------  --------  --------  --------  -------  --------
                                    (in thousands of U.S. dollars, except per share amounts)
Consolidated Statement
 of Operations Data
Revenues:
 License fees...........  $   --    $   --  $    --    $   --  $    --  $    --   $   720   $   664   $   512  $ 1,543
 Royalty fees...........      --        --       --        --       --       --        --        --        23       47
 Services...............      --        --        3        11      110      100        82       101       137      200
 Equipment..............      --        --       67       398       --        6       226        89        59    1,048
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Total revenues..........      --        --       70       409      110      106     1,028       854       731    2,838
Cost of revenues:
 Services...............      --        --       --        --       81      156       231       189       316      357
 Equipment..............      --        --      425       179       --        4       225       102        58      972
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Total cost of revenues..      --        --      425       179       81      160       456       291       374    1,329
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Gross profit (loss).....      --        --     (355)      230       29      (54)      572       563       357    1,509
Operating expenses:
 Sales and marketing....      85       134      118       206      318      505       677       825     1,235    1,496
 Research and
  development...........     245       480      721       568      690      916     1,269     1,209     1,531    1,638
 General and
  administrative........      44        90      100       110      167      180       214       266       364      638
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Total operating
 expenses...............     374       704      939       884    1,175    1,601     2,160     2,300     3,130    3,772
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Loss from operations....    (374)     (704)  (1,294)     (654)  (1,146)  (1,655)   (1,588)   (1,737)   (2,773)  (2,263)
Other income (expense),
 net....................      --        --      (21)       (4)      (2)     472        19        35        99       17
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Loss before provision
 for income taxes.......    (374)     (704)  (1,315)     (658)  (1,148)  (1,183)   (1,569)   (1,702)   (2,674)  (2,246)
Provision for income
 taxes..................      --        --       --       (17)     (20)      (4)       (8)      (12)      (11)     (19)
                          ------    ------  -------    ------  -------  -------   -------   -------   -------  -------
Net loss--in accordance
 with Canadian and U.S.
 GAAP...................  $ (374)   $ (704) $(1,315)   $ (675) $(1,168) $(1,187)  $(1,577)  $(1,714)  $(2,685) $(2,265)
                          ======    ======  =======    ======  =======  =======   =======   =======   =======  =======
Basic and diluted net
 loss per share--in
 accordance with
 Canadian and
 U.S. GAAP..............  $(0.16)   $(0.15) $ (0.26)   $(0.07) $ (0.10) $ (0.09)  $ (0.12)  $ (0.10)  $ (0.15) $ (0.13)
                          ======    ======  =======    ======  =======  =======   =======   =======   =======  =======
Weighted average number
 of shares used in
 computing basic and
 diluted net loss
 per share (000s).......   2,331     4,658    5,094     9,263   12,040   12,949    13,336    17,548    17,552   17,556

Liquidity and Capital Resources

      From our inception, we have financed our operations primarily through the issuance of common equity, long-term debt and revenues from our operations. Through August 31, 2000, we had received aggregate proceeds of $14.5 million from the issuance of common equity, and as of that date, we had cash and cash equivalents of $619,000. As of August 31, 2000, we had an accumulated deficit of approximately $13.8 million.

      Our operating activities used cash in the amount of $3.6 million for the six months ended August 31, 2000, $3.8 million in fiscal 2000 and $4.5 million in fiscal 1999 and provided cash in the amount of $272,000 for the period from December 24, 1997 to February 28, 1998. The cash utilized during these periods was primarily to fund our research and development and sales and marketing efforts. The cash generated for the period from December 24, 1997 to February 28, 1998 was primarily derived from advances from our shareholders for our initial research and development efforts.

      Our cash used in investing activities was $1.2 million for the six months ended August 31, 2000, $992,000 for the fiscal year ended February 29, 2000, $780,000 for the fiscal year ended February 28, 1999 and $31,000 for the period from December 24, 1997 to February 28, 1998. Cash used in investing activities reflects purchases of computer equipment, office furniture and equipment and leasehold improvements. We anticipate that our expenditures will continue to increase in the future.

      Our cash used in financing activities was $877,000, consisting of $886,000 used for deferred common share issuance costs, offset by $9,000 from the issuance of common shares, for the six months ended August 31, 2000. Our cash from financing activities was $10.6 million, consisting of $8.8 million from the issuance of common shares and proceeds from long term debt of $1.8 million, for fiscal year ended February 29, 2000, $5.7 million from the issuance of common shares for fiscal year ended February 28, 1999 and $2,000 from the issuance of common shares for the period from December 24, 1997 to February 28, 1998. These cash flows reflect the net proceeds received from issuance of our common equity.

      On September 19, 2000, we completed a private placement of warrants to purchase common shares to five of our existing shareholders resulting in gross proceeds of $10.0 million. Each warrant was automatically exercised on October 2, 2000 for 909,061 common shares for no additional consideration to us. On October 2, 2000, we completed a private placement of 272,719 common shares to America Online for gross proceeds of $3.0 million. On October 6, 2000, we completed a private placement of 1,090,875 common shares to Cisco Systems for gross proceeds of $12.0 million. For more information about our private placements, see "Business--Recent Financings" and "Related Party Transactions-- Financings, Loans and Inter-Company Arrangements."

      With no increase in expenses, we expect that cash on hand of approximately $25.6 million, consisting of cash on hand as of August 31, 2000 plus the proceeds of our September and October 2000 private placements of warrants and common shares, but not including the proceeds of this offering and without considering future revenues from our operations, will be sufficient to satisfy our cash requirements for at least the next 12 months. However, we expect our operating expenses to increase significantly, particularly in our research and development and sales and marketing departments, as we seek to enhance and brand our products. We have budgeted approximately $25 million for these operating expenses for the next 12 months. In that period, we plan to increase staffing levels for research and development by approximately
40 individuals and for sales and marketing by approximately 66 individuals. We believe the net proceeds from the sale of common shares in this offering along with cash on hand, including the proceeds from the September and October 2000 private placements but without considering future revenues from our operations, will be sufficient to satisfy our cash requirements for the next 24 months. In the longer-term, we may require additional equity financing or borrowing to fund our business.

Impact of Foreign Exchange Rate Exposure

      We expect that in the future a majority of our revenues will be earned in U.S. dollars, and that most of our operating expenses and capital asset purchases will continue to be in Canadian dollars. To date, the effects of changes in foreign currency exchange rates on revenues and operating expenses have not been material. We currently do not use financial instruments to hedge these operating expenses. We intend to assess the need to utilize financial instruments to hedge currency exposures on an on-going basis.

                                    BUSINESS

      We develop and license infrastructure software products and provide related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband or high-speed communications network. Our software is based on open, Internet-based standards for software and networking and is designed to work in conjunction with industry standard, third-party hardware and software. Service providers can implement our software in conjunction with industry standard third-party hardware and software over existing copper phone lines using xDSL technology, including ADSL and various broadband access technologies such as fiber to the home and broadband wireless technologies.

      Our customers include incumbent local exchange carriers, competitive local exchange carriers which compete with incumbent local exchange carriers in local telephone markets, and multiple dwelling unit service providers. We also target other providers of broadband transmission services such as power and utility companies and Internet service providers.

      We believe telephone companies and other service providers are seeking solutions that will allow them to deliver multi-channel digital television services bundled with their existing voice and Internet service offerings and thus to compete with cable and satellite television operators in the emerging market for integrated voice, Internet and television services. By implementing our primary software product, DTV Manager, over existing broadband networks and by acquiring and installing additional equipment as subscribers activate service, we believe that service providers can cost-effectively offer their subscribers the following services through televisions and personal computers:

    .  digital television with unlimited channel capacity; and

    .  interactive media services, such as:

      .  Internet-on-television, including e-mail and Web access;

      .  video-on-demand;

      .  self-service pay-per-view;

      .  an interactive program guide; and

      . a customizable television portal that provides access to various available services, including television stations, websites, digital music channels and e-commerce sites.

Our DTV Manager software also enables service providers to manage subscriber accounts through service provisioning, customized package offerings and integrated voice, Internet and television billing.

Industry Background

      The telecommunications, cable and satellite industries are currently undergoing significant changes that are resulting in a convergence of the core service offerings of voice, Internet and television. The barriers that once restricted telephone and cable service providers to a specific geographic area or service offering are disappearing. A number of factors are contributing to these changes, including:

    . the effects of deregulation of the global telecommunications and cable television industries;

    . advancements in communications transmission, as well as video and audio compression technologies;

    . the emergence of Internet Protocol as the industry standard for network protocol and application development; and

    .  growth of the Internet and other enhanced media services.

Effects of Industry Deregulation

      Deregulation of the telephone and cable industries has created intense competition and has opened these markets to many new service providers. In an effort to attract and retain subscribers, telephone companies and other service providers, as well as cable and satellite operators, are seeking new and differentiated service offerings. For example, many cable companies have upgraded their infrastructure and deployed cable modems on a wide scale to offer high-speed Internet services to their cable television subscribers. Also, many cable companies have stated their intention to offer access to voice services through their cable networks. In order to compete effectively with cable companies, we believe that telephone companies are seeking solutions that provide fast and reliable Internet access and that enable the delivery of non-traditional telephone company service offerings, such as multi-channel digital television, in order to protect and enhance their revenues.

Broadband "Last Mile" Technologies

      Generally speaking, telephone companies have upgraded or are in the process of upgrading their networks to improve the transmission of data at high-speeds throughout the network backbone; however, copper wire continues to connect most residential subscribers to the network. Referred to as the "last mile" or local loop, this copper wire infrastructure creates a bottleneck in the delivery of high-speed data to residential subscribers.

      Telephone companies face a number of options in upgrading the capacity of the local loop. These range from implementing xDSL technologies to deploying fiber optic cable closer to the subscriber. Because xDSL technology uses the existing copper wire infrastructure, the initial fixed investment in an xDSL network is generally lower than an investment in alternative technologies, such as optical fiber or wireless technologies. Subsequent variable investments in xDSL technologies are directly related to the actual and anticipated number of subscribers. As a result, we believe telephone companies will initially seek to capitalize on their investment in copper wire and may over time pursue fiber optic cable upgrades.

      xDSL technology emerged in the 1990s, and we believe it is gaining increasing acceptance in the market. Recent advances in semiconductor technology and digital signal processing algorithms and falling equipment prices have made the widespread deployment of xDSL technology more economical. In its November 1999 report titled "Worldwide DSL Equipment Forecasts and Market Review, 1998-2003," International Data Corporation estimated that there were approximately 400,000 residential xDSL Internet connections worldwide in 1999 and projected that this number would grow to approximately 20 million in 2003, representing a compound annual growth rate of approximately 166%.

      There are several varieties of xDSL, the most common of which is ADSL. ADSL technology is most commonly used to provide high-speed Internet access, which is typically offered at downstream transmission rates to the subscriber of up to approximately 1.5 megabits per second. However, existing ADSL equipment is currently capable of delivering data at speeds of at least six megabits and up to eight megabits per second depending on the length and condition of the copper line. As service providers continue to deploy high-speed Internet access and other broadband services, such as multi-channel digital television and interactive media services, we expect that service providers will fully utilize ADSL's transmission capacity.

      Current ADSL technology represents one variety of xDSL technology available to improve data speeds for subscribers. Various manufacturers, including Alcatel and ECI Telecom Ltd., an Israeli telecommunications company, have announced very high data rate DSL, or VDSL, products with published transmission rates of 13 to 52 megabits per second over shorter copper loops than ADSL requires. Other technologies, such as fiber to the home, offer the potential of even higher transmission rates.

Advancements in Compression Technologies

      MPEG2, the international video compression standard, compresses a digital data stream to allow for the transmission of video and audio data at rates of
3.5 megabits per second. Recent advances in compression technology allow for the transmission of video and audio data at rates as low as 2.5 megabits per second with little or no loss in perceived quality. This greater compression more efficiently utilizes the capacity of broadband networks, such as xDSL-enhanced copper wire and fiber optic cable, and would allow the service provider to deliver broadband services to a greater number of devices in the home.

Growth of Internet Protocol Networks

      With the growth in the Internet and its related applications, Internet Protocol has become the universally accepted fundamental protocol for the packet-based delivery of data over networks. We believe that this standard is widely deployed and that most network applications are developed using Internet Protocol. We also expect that the Internet Protocol standard will remain the dominant standard for network applications for the foreseeable future.

Growth of the Internet and Enhanced Media Services

      Although Internet-related services will continue to be directed to the personal computer, we believe that an increasing number of these services will also be directed to the television, as televisions are more common than personal computers among residences. According to a March 2000 report titled "It's All Alphabet Soup to Me: The Consumer Devices Survey Report," International Data Corporation estimates that in 1999 over 99% of U.S. households owned at least one television while only 52% of households owned a personal computer. The television is widely accepted as a primary source for entertainment and information in the home, and its display and sound capabilities make it well suited as a platform for the delivery of interactive media services such as interactive program guides, e-commerce and video-on-demand. Accordingly, we believe it should increasingly gain acceptance as a device for the delivery of interactive media services in the home. For example, Cahners In-Stat Group, in its February 2000 report titled "Video Over DSL:
Beyond the Trial Phase?," projects that the number of residential customers subscribing for video over xDSL services worldwide will grow to approximately 22 million by 2005.

Challenges Faced by Telephone Companies and Other Service Providers

      Telephone companies and other service providers face significant challenges in implementing a solution for the delivery of multi-channel digital television and interactive media services. We believe service providers want a solution that:

    . uses existing network infrastructure to minimize up-front capital investment by the service provider;

    . delivers the service over a variety of hardware and network architectures;

    . provides the capability to deliver television and other services, including voice and Internet, concurrently over the same line;

    .  integrates with existing billing and other administrative systems;

    .  provides subscribers with quality service; and

    .  allows for the delivery of interactive media services.

The ImagicTV Solution

      Our software enables telephone companies and other service providers to deploy multi-channel digital television and interactive media services over a broadband network. It is standards-based and is designed to work in conjunction with industry standard, third-party hardware and software and to integrate with the service provider's existing network and systems. Our software takes advantage of advancements in communications transmission technology, Internet Protocol networking standards and video and audio compression technologies. To implement our software, the service provider's network must comply with various Internet-based standards for software and networking.

      Third-party hardware and software are required to utilize our software products. At this time, our software operates on a Sun Microsystems server platform, an Oracle database platform and a Pace set-top box platform. Required video encoder equipment is available from Pixstream Incorporated. We are currently upgrading the set-top box components of DTV Manager to operate on a Motorola set-top box platform. We anticipate further modification of our software in the future so that it will operate on other server, database and set-top box platforms. Furthermore, our software products are designed to operate over standard network equipment deployed by our customers, which consists of hardware products from a variety of vendors, including Alcatel, Cisco Systems, ECI Telecom, Lucent Technologies Inc. and Nortel Networks Corp.

      Our software products are designed to support multiple televisions and personal computers in the home. The number of televisions and personal computers in a home that our software can support will depend upon the capacity of the broadband network and the type of video compression employed by the service provider. For example, using current ADSL technology at transmission rates of six megabits per second and with data compression allowing video transmission at a rate of 3.5 megabits per second, our software can support one television and one personal computer over a single line to the home. By further compressing data to allow video transmission at a rate of 2.5 megabits per second, the service provider can simultaneously support service to two televisions and a personal computer over the same line. With faster technologies such as VDSL and fiber to the home, where and when available, the service provider can use our software to support additional devices in the home. In each case, a subscriber can also use the telephone and access high-speed Internet services while using the television.

Products and Services

      Our software products currently consist of DTV Manager and pcVu, which are offered together with our professional services and maintenance and technical support services.

DTV Manager

      DTV Manager, our primary product, is a suite of software that integrates, supports and manages the hardware and software components of the service provider's network to enable the service provider to deliver multi-channel digital television and interactive media services from its head office to its subscribers' homes. DTV Manager software falls into three broad categories: viewer component software, administration system software and operations system software.

      Viewer Component Software. The viewer component software supports set-top boxes in a subscriber's home and allows the subscriber, through the use of a standard television remote control, a wireless keyboard or other device, to browse through a television portal or an interactive program guide, to make on-screen selections of video-on-demand programming and television, pay-per-view and Web channels, and to view information banners that appear at the top of the television screen when new channels are selected. The interactive program guide and the television portal are features of the viewer component software that a service provider can customize to brand its service offering and incorporate local content. The interactive program guide includes up to seven days of information on channel content which a service provider may update on a regular basis. The television portal also provides access to interactive channels which, for example, may offer online shopping, online banking, Web browsing, video-on-demand and other services. The viewer component software is stored in memory on the set-top box. Without any action required by the subscriber, a service provider can make changes to the viewer component software by remotely distributing software updates over the service provider's network to the subscriber's set-top box.

      Administration System Software. The administration system software allows service providers to maintain information about subscribers, including the subscriber's profile, class of service, passwords and usage. It supports workstations at a service provider's head office, where the service provider's administrative personnel can use subscriber information to define and configure subscriber accounts and programming packages. Administration system software also allows a service provider's administrative personnel to manage individual subscriber accounts, for example, by blocking particular television channels pursuant to a subscriber's requests.

      Operations System Software. The operations system software facilitates the service provider's management of the content delivered to subscribers. The operations system software consists of a variety of components resident on servers at the service provider's head office and at the subscriber's premises on a set-top box or PC. These components allow the service provider to track and collect subscriber usage data, to deliver television programming information to set-top boxes, to initialize and support the set-top boxes and to run a business support system and a network management system. Through the operations system, a service provider can also customize programming packages.

pcVu

      pcVu works in conjunction with DTV Manager and allows a subscriber to receive multi-channel digital television services on a personal computer. It includes a software-based tuner resident on the personal computer and does not require additional hardware in the personal computer. pcVu is designed to deliver high quality digital broadcast television signals so that, to the subscriber, there is no visible distinction between a broadcast delivered over a television and a broadcast delivered over a personal computer. The software is designed to allow a subscriber to watch television while simultaneously using his or her Web browser and other standard software packages.

Services

      Professional Services. We provide professional services that a service provider may need in conjunction with the introduction of a DTV Manager service offering. For example, we offer project management services, which assist the service provider in defining its subscribers' needs and creating an implementation plan. We also offer on-going program management services, which include operational planning, marketing strategy and portal design and customization. In addition, we assist service providers in identifying and negotiating agreements with potential hardware, software and content providers.

      Maintenance and Technical Support Services. We provide comprehensive services that include training, installation, configuration, maintenance and support services. We assist customers in the design of their networks, the selection of hardware and software components and the integration of our software with their existing systems. We also offer a training course for all new customers prior to receiving and installing a system. In addition, we provide direct on site or telephone support. To monitor service activities, we maintain a customer call tracking system. We also maintain an Internet-based management interface to our equipment to assist with diagnostics.

      Our service and support organization consists of 13 full time employees. Historically, support personnel have been resident at our head office and in each region in which service providers have licensed DTV Manager. We plan to continue this practice. We provide our services through our own personnel with outside consultants providing certain specialized maintenance and technical support services.

Benefits of our Software

      Our products and related services provide numerous potential benefits to service providers and enable service providers to deliver various benefits to their subscribers.

Benefits to the Service Provider

      Our software provides the following potential benefits to service providers:

    . Integrated Bundled Services to Subscribers. Service providers can offer subscribers multi-channel digital television and interactive media services, through the television and the personal computer, in conjunction with voice and high-speed Internet services. This offers a service provider the opportunity potentially to increase its revenue stream from existing subscribers and to increase its subscriber base.

    . Uses Existing Infrastructure. Service providers can take advantage of existing broadband networks, including xDSL, fiber optic and wireless broadband access technologies, to implement DTV Manager. As a result, we believe that service providers can quickly and cost-effectively design and implement our software products. Subsequent investments in technology are variable and directly related to the number of subscribers the service provider activates or anticipates activating.

    . Flexible Technology Architecture. Our software products are based on open, Internet-based standards and are designed to work in conjunction with industry standard, third-party hardware and software. Our software can simultaneously support xDSL, fiber optic and wireless broadband technologies on a single network so that a service provider can continue to use our software throughout its network upgrade process.

    . Scalability. Our software products take advantage of Internet Protocol multicast technology and are designed to enable a service provider to simultaneously serve a large number of subscribers from a single server without degradation of service and without any changes to our software.

    . Ability to Fully Manage Network Remotely. Using features of DTV Manager, a service provider can remotely perform diagnostics and reboot set-top boxes in subscribers' homes. DTV Manager keeps track of a variety of information related to subscriber usage and maintains error-log files so that the service provider can troubleshoot problems from its premises.

    . Ability to Deliver Integrated Television Portal. An important element of DTV Manager is its ability to enable our customers to integrate a Web-based portal page with the services they offer. A service provider can customize its portal with local content and seek to generate additional revenue by selling space to advertisers, such as e-commerce companies and local subscriber area merchants.

    . Customized Services and Pricing. Service providers can brand their service offerings and customize them to particular subscribers or groups of subscribers by offering a variety of program packages. Service providers can also structure a variety of subscriber payment packages based on subscription, pay-per-view and other pricing models.

    . Unlimited Channel Capacity and Enhanced Media Services. Our software can support an unlimited number of channels and allows for the delivery of video-on-demand, digital music, Internet content and websites as separate channels in addition to broadcast television channels.

    . Integration with Existing Systems. DTV Manager is designed to integrate with a service provider's existing accounting, marketing and network management software systems. For example, DTV Manager's integration with existing billing systems allows, subject to regulatory restrictions, a service provider to deliver one bill to a subscriber for voice, Internet and television services.

Benefits to the Subscriber

      With our software, service providers can deliver the following benefits to their subscribers:

    . Multi-channel Digital Television. Subscribers can access multi-channel digital television through standard televisions and personal computers.

    . Feature-Rich Interactive Program Guide. An interactive program guide allows subscribers to view present and future programming information and to make on-screen selections of television shows, pay-per-view programs, websites and other content. Subscribers can also use the interactive program guide to access a parental control feature that enables them to select and block access to channels.

    . Always on Internet-on-Television. Our software allows for "always on" Internet access through the television. With browser software resident in set-top boxes and "always on" Internet access, subscribers can be one click away from the Internet at all times. Subscribers can browse the Web and can send and receive e-mail using the set-top's remote control or wireless keyboard.

    . New Programming and Entertainment Options. The subscriber may access a host of enhanced services, including video-on-demand, e-commerce, digital music, Web channels and self-serve pay-per-view, without requiring equipment changes or service calls.

    . Convenient Service Offering Package. Subscribers can receive voice, Internet and television services through one service provider and can pay for these services on a single bill, if offered.

Strategy

      Our goal is to be the leading developer and provider of software products and related services that enable telephone companies and other service providers to cost-effectively deliver and manage multi-channel digital television and interactive media services. Our strategy includes the following key objectives:

    . Expand Our Sales and Marketing Efforts. We intend to establish market leadership by continuing to focus on the successful and wide scale deployment of our software with our current customers and by expanding our customer base to include a broad range of service providers, particularly those with large subscriber bases.

    . Build Our Global Presence. Currently we have sales offices in Canada, the United States and the United Kingdom. Initially, we plan to expand our presence in North America and Western Europe, where we intend to establish sales, service and product demonstration centers. In other geographic areas, we intend to take advantage of opportunities as they arise with a long-term goal of establishing a worldwide presence.

    . Develop and Expand Our Industry Relationships. We currently have sales, marketing and development relationships with several vendors. We believe that forging and expanding relationships with key vendors is critical to a broad deployment of our products and services and for the further development of our software products.

    . Continue to Enhance Our Products and Develop New Applications. We intend to continue investing in research and development, focusing our spending on product enhancements and new applications that are designed to enable service providers to reduce costs or generate additional revenue. Further, it is our goal to continue to develop software that is based on open systems.

    . Adhere to Industry Standards. We believe that adherence to industry standards and development principles strengthens our market position. Accordingly, we support these standards and development principles throughout our product line. This approach is designed to enable service providers to integrate our software products with their existing infrastructure on a cost-effective basis.

Technology

Implementation Architecture

      Our software products work with network, head-end and set-top box components and operate on network architecture that is based on Internet Protocol and other standard protocols. Head-end equipment is located at the service provider's premises and consists of digital video equipment and a server suite. Digital video equipment gathers, processes and distributes video, and typically includes satellite dishes and receiver units, encoders and Internet Protocol gateways. The server suite stores and powers DTV Manager software, standard Web server software and standard database software. Set-top boxes run DTV Manager client software, provide support for the MPEG and Internet Protocol multicast technology used in our software, and include a Web browser for integrated Internet capability.

      Three key technologies support our implementation architecture: MPEG, Internet Protocol multicast and broadband transmission.

    . MPEG is our main data standard and supports the delivery of high quality video and audio over an Internet Protocol network;

    . Internet Protocol multicast, our data transmission standard, supports the efficient delivery of generic data such as video and audio, as well as software and set-top configuration data throughout the network; it delivers large amounts of data over a network efficiently because the server can broadcast one message to many recipients simultaneously; and

    . Broadband communications technology provides the speed and capacity necessary to deliver multiple data streams, including video channels, over a single medium such as twisted pair copper wire or fiber optic cable.

      To enhance the capabilities of existing twisted pair copper wire, service providers can deploy an xDSL-based architecture, including DSL access multiplexers and xDSL modems. Generally, DSL access multiplexers connect broadband lines in the service provider's transport network, or backbone, to xDSL lines in the service provider's access network. In addition, DSL access multiplexers separate high-speed data from voice data, putting high-speed data on the network and low-speed voice data on the conventional phone system. DSL access multiplexers are located in the service provider's central office or remote switching center. xDSL modems connect a set-top box or personal computer in the home to the xDSL lines in the access network. When MPEG video is delivered to the set-top box through the xDSL modem, the set-top box decodes the MPEG video and sends it to the television. In some cases, the xDSL modem is built into the set-top box.

      The diagram below represents an xDSL implementation of our software products:





  [Graphic depicting an xDSL implementation of Imagic TV's software products]

How Video is Delivered Over an Internet Protocol Network

      Typically, video is distributed from the service provider's head-end to subscribers in three steps.

    . Video Capture. Satellite dishes and receiver units capture digital television signals in the form of MPEG streams.

    . Video Conversion. Video encoders or other similar devices convert the MPEG streams into Internet Protocol-compliant video streams.

    . Video Multicasting. Video encoders and network components transmit Internet Protocol-compliant video streams over the network to the home.

      At the home, when subscribers use a remote control or wireless keyboard, this action triggers the set-top box to issue a request to join the corresponding Internet Protocol multicast address where the corresponding channel can be found. In response to the request, the server adds the subscriber to the Internet Protocol multicast address and sends the related channel data to the set-top box.

Research and Development

      Our research and development efforts focus on the continued development and enhancement of our existing products and services as well as the development of new applications and services. These efforts are based on input both from our customers and from our research and development staff.

      We are engaged in the development of the following new products which we expect to offer as enhancements or "add ons" to DTV Manager:

    . Virtual VCR. This service would enable subscribers to store and replay digital broadcast television and other video content on an "on-demand" basis without a video cassette recorder.

    . Two-Way Channels. This service would enable service providers to deliver a pre-packaged bundle of interactive broadband channels to subscribers with imbedded interactive e-commerce applications linked to third parties. One example is a channel offering a movie and pizza package that subscribers can order through their television. We expect that two-way channel services would often be co-branded with retail and consumer brands.

    . Movie Manager. This application would enable service providers to deliver a searchable database of movies to subscribers that can be accessed and played by a subscriber using standard video cassette recorder type features.

    . iComponents. These software development tools would enable service providers to customize and enhance their service offerings by building custom applications that interact with DTV Manager.

      Other research and development efforts which are currently underway include:

    . developing the next release of DTV Manager and pcVu to provide additional enhancements and features based upon input we have received from service providers; and

    . upgrading the viewer component of DTV Manager to enable it to operate on the next generation of set-top boxes from Pace and Motorola.

      Our research and development expenses were approximately $4.1 million or 56% of total operating expenses in the fiscal year ended February 29, 2000 as compared to $2.0 million or 69% in the previous fiscal year. As of August 31, 2000, we had 89 of a total of our 159 employees engaged in research and development activities. Research and development activities are currently conducted both out of our headquarters in Saint John, New Brunswick and in Cambridge, England.

Customers

      Currently, we have nine customers. We have licensed our DTV Manager software for commercial deployment to a total of eight service providers, two of which have commercially launched their service to subscribers. One additional customer is licensing our DTV Manager software on a trial basis. We also have test installations of our software on the networks of five other service providers in North America and Europe. Our license agreements with those customers who have licensed for commercial deployment generally grant a long-term or perpetual license to use our software products within a specified territory, sometimes on an exclusive basis. While our license agreements generally give limited termination rights to the customer, some of the early license agreements we entered into, which are applicable to three of our customers, are terminable by the customer at its option by advance notice to us. None of our customers, however, is contractually obligated to deploy, market or promote services based on our software, nor is any customer of ours contractually required to achieve any specific introduction schedule. For further information with regard to the risk that our customers will not deploy services based upon our software to their subscribers, see "Risk Factors - If service providers fail to deploy services based upon our software throughout their service area, our business will not grow." above.

      These license agreements also generally provide for the payment of an initial license fee, fixed per subscriber royalty fees, typically calculated on a monthly basis, and fees for maintenance and technical support services. Because we negotiate our license agreements on an individual basis, the type of agreement, the amount, timing and other payment terms of initial license fees, royalty fees and annual fees for maintenance and technical support services typically differ from one customer to another. To the extent that fees under the agreements are payable in currencies other than U.S. dollars, the ranges of fees in the following two paragraphs are based on the U.S. dollar equivalent at exchange rates current as of the date of this prospectus.

      When we started licensing DTV Manager, our license agreements generally provided for, among other things, the payment of an initial license fee, one-time per subscriber royalty fees and maintenance and technical support fees. The initial license fees for these agreements ranged from approximately $335,000 to $650,000 and typically were payable in installments. The one-time per subscriber royalty fees applicable to a new subscriber under these agreements is determined either by the total number of active subscribers at that time, or by a pre-determined block pricing structure. These royalty fees range from approximately $100 to $50 per subscriber under the total number of active subscriber fee structure and approximately $150 to $10 per subscriber under the block pricing fee structure. Annual maintenance and technical support fees range from approximately 10% to 20% of the initial license fees and one-time subscriber royalty fees.

      In early 2000, we began structuring our license agreements to provide for an initial license fee, generally based on the number of households located in the geographic area under the license, on-going monthly subscriber-based royalty fees and maintenance and technical support fees. The initial license fees for these agreements range from approximately $850,000 to $1.7 million and are typically payable in installments. The on-going monthly royalty fees are typically fixed at approximately $1.25 per subscriber, as is the case for two of our agreements. However, under two other agreements, the royalty fees per subscriber applicable to new subscribers may be less than $1.25 per subscriber if the customer attains specified incremental levels of active subscribers. Lower royalty fees would only apply to the number of active subscribers above a specified threshold, while the higher royalty fees would continue to apply to the existing subscribers below the specified threshold. In these two agreements the lower royalty fees range from approximately $1.10 to $0.70 per subscriber depending on the incremental level of subscribers. Annual maintenance and technical support services fees range from approximately 10% to 20% of the initial license fees for the territory licensed. In addition, we plan to charge separate initial license fees and on-going royalty fees for any new products that we may introduce.

      Our existing customers are located in Canada, the United States and Europe. The following table describes, as of October 19, 2000, the eight customers that have licensed our software for commercial deployment and one customer, Eltel Telecommunications, that has entered into a trial license agreement.

                                                             Estimated Size of
 Customer Name            Description and Geographic Area     Service Area(1)
 -------------            -------------------------------    -----------------
 Kingston Vision          A subsidiary of Kingston                   233,000
                            Communications (Hull) plc, the
                            incumbent local exchange
                            carrier in East Yorkshire,
                            England
 NBTel                    The incumbent local exchange               308,000
                            carrier in the Province of
                            New Brunswick
 Boardwalk Equities       An operator of several multiple             25,000
                            dwelling units in the
                            Provinces of Alberta,
                            Saskatchewan and Ontario
 Century Tel              A provider of integrated                 1,296,000
                            communications services in
                            20 U.S. states
 Eircom                   An incumbent local exchange              1,600,000
                            carrier in Ireland
 Eltel Telecommunications A competitive local exchange         Not Available
                            carrier in Greece
 Integrated Homes         An operator of a broadband           Not Available
                            residential area network
                            located in Boca Raton, Florida
 MTT                      The incumbent local exchange               381,000
                            carrier in the Province
                            of Nova Scotia and a
                            subsidiary of Aliant
 SaskTel                  The incumbent local exchange               644,000
                            carrier in the Province
                            of Saskatchewan
                                                               -------------
       Total Access Lines..................................        4,487,000

--------
(1) Estimated size of service area refers to the number of access lines in the geographic area as published by the applicable service provider. Not all of these access lines are residential, not all lines are currently xDSL or broadband enabled and the service provider may not have obtained necessary regulatory approvals.

Selected Case Studies

      The following case studies illustrate our understanding of how NBTel and Kingston Vision have implemented DTV Manager to their subscribers.

      NBTel. NBTel received its broadcast license from the Canadian Radio-television and Telecommunications Commission in June 1998. We delivered the initial version of DTV Manager in December 1998. Following market trials throughout 1999, NBTel commercially launched in January 2000, its multi-channel digital interactive television service, VibeVision, to a service area of 7,000 homes in Moncton, New Brunswick. In June 2000, the service area was expanded to a total of approximately 27,000 homes in Moncton and in Saint John, New Brunswick. As of September 30, 2000, NBTel had approximately 1,200 subscribers for VibeVision and approximately 300 additional subscribers have placed orders for the VibeVision service. Before a subscriber can use the service NBTel must deliver and install an ADSL modem and a set-top box at the subscriber's home. A typical installation can be completed two or three days after the order is made by the subscriber unless the line to the subscriber's home requires reconditioning in which case installation may take up to a week. NBTel's VibeVision offers over 130 video and audio channels as well as access to a wide variety of services, including an interactive program guide, Web browsing, e-mail communication, telephone directory, news, weather and sports listings, a variety of self-serve applications such as pay-per-view and bill payment, and a community events channel. Through this service, customers can watch interactive television, surf the Web on the television and use the telephone all at the same time over a single telephone line.

      Kingston Vision. Kingston Vision provides digital interactive television, video-on-demand, online shopping and Internet services over its telephone network to subscribers in East Yorkshire, England. After a trial deployment in the second quarter of 1999, Kingston Vision commercially launched Kingston Interactive

Television, its multi-channel digital interactive television service, in October 1999. As of September 30, 2000, these services have been made available to a service area of approximately 72,600 homes, of which approximately 1,500 are subscribers. Kingston Interactive Television delivers over 50 digital TV channels, video-on-demand, Internet and e-mail, and a community channel and information service.

Industry Relationships

      We believe that our success depends, among other things, on our ability to:

    . market our software products and services to a substantial number of customers, and thereby build a large potential royalty base;

    . ensure the interoperability of our software with hardware and software from third-party vendors; and

    .  develop new products and services to enhance our software products.

In order to better achieve these goals, we have entered into non-exclusive agreements or understandings with a number of participants in the telecommunications, computer, software and interactive media industries, including:

    . network and encoder equipment providers, such as Advanced Fibre Communications, Inc., Alcatel, Harmonic Software Inc., Nortel Networks and Pixstream Incorporated;

    .  server hardware and software providers, such as Oracle and Sun
       Microsystems;

    . set-top box manufacturers, such as Motorola, Pace Micro Technology plc and Thomson Consumer Electronics Inc.; and

    . content and interactive media service providers and broadcasters, such as America Online and Federal Hill Communications Inc.

      Generally, our agreements and understandings with these industry participants are short-term or terminable on short notice, and neither generate revenues from the participant nor require us to pay any fee to the participant other than out-of-pocket expenses. In addition, in the case of joint marketing arrangements, we generally do not pay or receive referral fees, and our obligations are generally limited to marketing and promotional related activities. We also have and may continue to pursue informal industry relationships with other third parties. Our principal industry relationships are described below:

    . Advanced Fibre Communications. We have entered into an agreement to engage in joint marketing with Advanced Fibre Communications, or AFC, a vendor of access equipment in the independent operating carrier marketplace. By co-marketing DTV Manager with AFC's suite of access equipment, our goal is to gain access to AFC's existing customer base.

    . Alcatel. Alcatel is a major ADSL chip vendor and a key participant in the ADSL and DSL access multiplexer market and the market for ADSL modems. We have entered into an agreement with Alcatel pursuant to which we have joined the Alcatel Access Partnering Program which enables us to perform interoperability testing on products such as Alcatel's next generation digital loop carrier access platform, LiteSpan(R). We also believe this arrangement will permit us to gain access to Alcatel's ADSL customer base.

    . America Online. America Online is a provider of Internet technologies and Web, interactive and e-commerce services. In October 2000, we sold 272,719 of our common shares to America Online for aggregate proceeds of $3.0 million. We sought an investment from America Online both to increase our capital base and to add America Online to the list of industry participants with which we have established relationships. In connection with the private placement, and with a view to developing custom applications related to the interoperability of our software with America Onlines's services, we agreed to work with America Online on investigative research and development, particularly in the delivery of advertising to selected subscriber groups, and to provide up to $500,000 of research and development services in this regard. We further agreed that, if America Online licensed our DTV Manager software on a trial basis or for commercial deployment, we would provide up to an additional $2.5 million on continued research and development services relating to these and other custom applications.We have also agreed to discuss with America Online the commercialization of any custom applications that may be developed.

    . ECI Telecom. ECI is a vendor of both ADSL and VDSL products. We have entered into an agreement with ECI to engage in joint interoperability testing of our software with ECI's products and have engaged in joint marketing activities, including demonstrations to customers.

    . Harmonic. We have entered into an agreement with Harmonic to engage in interoperability testing of our software with their multi-pass MPEG2 encoders. This technology is designed to allow the delivery of multi-channel digital television and interactive media services to multiple devices in the home.

    . Motorola. Motorola provides set-top boxes. We have entered into an agreement with Motorola to determine the interoperability and feature compatibility of our products with Motorola's.

    . Nortel Networks. We have entered into an agreement to establish a co-marketing, promotion and sales arrangement with Nortel. We chose Nortel because of its position as a leading supplier of access equipment. We believe that Nortel's extensive customer base will broaden our market opportunities. We work with Nortel to establish the interoperability of its high-speed access equipment with DTV Manager.

    . Oracle. We have entered into an agreement to engage in joint marketing and development efforts with Oracle. Oracle database products provide essential database management functionality for DTV Manager. In addition, we use Oracle video server products as part our video-on-demand application.

    . Pace. Pace provides set-top boxes to service providers, including some of our customers. We have entered into an agreement with Pace to engage in joint development to determine the interoperability and feature compatability of our products with those of Pace.

    . Pixstream. Pixstream provides video head-end encoding equipment to some of our customers. We have entered into an agreement with Pixstream to engage in joint marketing and interoperability testing with Pixstream's head-end video encoding products.

    . Sun Microsystems. We have entered into an agreement to engage in joint marketing and development with Sun Microsystems. Our software runs on a range of Sun platforms and Sun's Solaris(TM) operating system.

    . Thomson. Thomson provides set-top boxes. We have entered into an agreement with Thomson to engage in the joint marketing and development of digital television services that are based on the interoperability of our products with those of Thomson.

Sales and Marketing

      We currently sell our software products and services through a direct sales force. As of August 31, 2000, our sales force consisted of ten employees supported by a staff of 13 systems integrators, sales engineers and technical support specialists. Sales representatives are paid a competitive salary plus incentive bonuses based on sales. Direct sales professionals are located in Saint John, New Brunswick; Ottawa, Ontario; Atlanta, Georgia; Denver, Colorado; Washington, D.C.; Raleigh, North Carolina; McLean, Virginia; and Cambridge, England. We use our direct sales force to target service providers we believe provide the highest potential for service deployment.

      To complement our direct sales efforts, we participate in trade shows in North America, Europe and Asia and engage in joint marketing with vendors and other market participants with whom we have relationships. We belong to related industry associations, and our representatives also speak at telecommunications, e-commerce and multimedia events. We also encourage our potential customers to visit our facilities. In addition, we have installed our DTV Manager software in customer demonstration centers of various strategic equipment and software vendors, including Sun Microsystems, Nortel and Alcatel, which are accessible to our potential customers.

Competition

      We face competition from a number of companies in the market for multi-channel digital television and interactive media services. Our direct competitors, Next Level Communications Inc., mPhase Technologies, Inc. and Myrio Corporation, provide products that are sold to telephone companies and other service providers and are competitive with all or part of our products. An indirect competitor, Liberate Technologies, provides technology and services related to interactive television. We also expect additional competition from other established and emerging companies. Many of our existing and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, sales, marketing and other resources than we have. We expect competition to persist and intensify as the market for digital interactive television over broadband further develops.

      We believe that the success of companies seeking to develop software that provides telephone companies and other service providers with the ability to deliver multi-channel digital television and interactive media services will depend on the following factors:

    . the ability to provide a complete solution for the delivery and management of digital interactive television;

    . technology that is standards-based and non-proprietary, and is designed to work in conjunction with industry standard, third-party hardware and software;

    .  the quality and reliability of product offerings;

    .  the price and value of product offerings; and

    .  customer service.

      We anticipate that a significant part of our future revenues will be derived from subscriber-based royalties. These royalties will be wholly dependent on our customers' success in attracting and retaining subscribers. Our existing and potential customers compete for subscribers with many different companies that offer video, audio, programming, entertainment, Internet and voice services, such as cable television companies and direct broadcast satellite service providers. Cable companies such as Cox Communications, AT&T and Time Warner Inc. in the United States and Rogers Communications and Shaw Communications in Canada offer digital television and, in some cases, limited interactive media services to their subscribers. Direct-to-home satellite television services such as DIRECTV, Inc. in the United States, Bell Expressvu Inc. in Canada and British Sky Broadcasting Group plc in the United Kingdom also offer digital television and, in a limited number of cases, interactive media services. If existing and potential customers offer personal television services using our Virtual VCR product currently under development, their services will compete for subscribers with products and services provided by TiVo, Inc. and ReplayTV. Many of these competitors have greater brand recognition, a larger subscriber base and more significant financial, technical and other resources than those of our customers. These competitors may also undertake more extensive marketing campaigns than our customers and may adopt more aggressive pricing policies.

      Advances in communications technology, as well as changes in the marketplace and the regulatory and legislative environment, are constantly occurring. We cannot predict the effect that on-going or future developments might have on the video programming distribution industry generally, on our customers or on our company.

Regulation of Service Providers

Overview

      Although, in providing our products and services, we are not now subject to significant regulation, our existing and potential customers operate in heavily regulated industries. Our existing customers are located in the United States, various member countries of the European Union and Canada. The paragraphs below summarize various regulatory matters within these jurisdictions.

      United States

      In the United States, the telecommunications and multi-channel video programming distribution industries are subject to extensive regulation at the federal, state and local levels. At the federal level, the Federal Communications Commission, or FCC, regulates the interstate, mixed intrastate/interstate and international aspects of the telecommunications industries pursuant to its authority under the Communications Act of 1934, as amended. Under the Communications Act, state authorities retain jurisdiction to regulate intrastate telecommunications. Local authorities, pursuant to their general zoning and police powers, regulate the distinctly local aspects of telecommunications services, such as tower siting and infrastructure placement. Federal, state and local authorities also share responsibility for regulating the provision of multi-channel video programming distribution services.

      Federal Regulation. Several FCC regulatory policies may affect the way in which our customers can or choose to offer integrated voice, data and video services. For example, federal law requires incumbent local exchange carriers to offer their competitors cost-based access to certain network elements, which elements comprise many of the significant facilities, features and capabilities of their networks, in order to enable their competitors to provide competing services. Although at this time incumbent local exchange carriers in most cases are not required to provide unbundled access to high-speed data switching equipment, they are required to offer high-speed data services to their competitors for resale. Further, the FCC has required the unbundling of the "high-frequency" portion of local transmission facilities, which makes it easier and less expensive for competing carriers to offer advanced services.

      These FCC network access regulations are currently the subject of petitions for reconsideration at the FCC and appeals in federal courts. The uncertainties caused by these proceedings may cause potential customers to delay purchasing our products and services. In addition, the outcomes of related regulatory proceedings may cause potential customers to deploy less than all of the high-speed data and broadband services for which our software is designed, or to delay the widespread introduction of these services. For example, these regulations and other developing laws, regulations and policies may cause carriers to elect to provide high-speed data and broadband services through a structurally separate affiliate, which could negatively affect demand for our products and services.

      Legislation also has been proposed in Congress that could affect the regulation of carriers providing high-speed data and broadband services. One bill before Congress would, if it became law, grant incumbent local exchange carriers substantially more flexibility in offering broadband services. Another bill, if it became law, would grant competitive local exchange carriers a right to access private apartment complexes and other multiple dwelling units for the purpose of providing service to the residents of such properties. We cannot predict whether either of these bills will become law and, if they do, what affect they would have on our business.

      In addition, FCC rules prohibit incumbent local exchange carriers from providing voice or data services along with customer premises equipment as a packaged offering at a single price. Further, FCC rules prohibit incumbent local exchange carriers from offering enhanced information or data processing services, including Internet access services, bundled with local exchange services. Accordingly, these rules may limit the ability of our customers to use our software and related services in the offering of a packaged service to their subscribers. The FCC is considering amending or repealing these bundling restrictions, but we cannot assure you that it will do so.

      Finally, to the extent that they are used for multi-channel video programming distribution, our customers' networks may, for regulatory purposes, be deemed to be "cable systems." Under the Communications Act, all cable systems are required to:

    .  obtain a local franchise;

    .  comply with certain customer service standards;

    .  retransmit certain broadcast television programming;

    . conform subscriber service and equipment rates to applicable federal regulations;

    .  comply with FCC equal employment opportunity rules and policies;

    . make channel capacity available for public, educational and government programming; and

    . comply with rules concerning the technical operation of cable systems.

      We cannot assure you that the burdens associated with federal cable system regulation will not prevent or discourage potential customers from purchasing or using our software and related services.

      State and Local Regulation. State and local authorities also have a role in regulating the telecommunications and multi-channel video programming distribution industries. Among other things, state regulatory authorities are charged with developing and implementing cost-based prices for access to network elements, and they may, consistent with federal law and policy, establish additional network elements that must be made available by incumbent local exchange carriers. At the local level, carriers seeking to install additional transmission facilities may be required to obtain any of the following:

    .  street opening and construction permits;

    .  permission to use rights-of-way;

    .  zoning variances; and

    .  other approvals from municipal authorities.

      Further, some state authorities have adopted cable television franchising rules, and local jurisdictions throughout the United States regulate cable television systems pursuant to their franchising authority. We cannot assure you that regulatory developments at the state or local level will not prevent or discourage our customers from developing or deploying networks capable of supporting our software.

      European Union

      In the European Union, which currently comprises 15 European countries, including the United Kingdom, Ireland and Greece where we currently have existing customers, the telecommunications and multi-channel video programming industries are subject to detailed sector-specific regulation. Various laws, regulations and policies may require our customers to obtain and be subject to approvals or authorizations in order to make use of our software and related services within the European Union. For example, in the United Kingdom, operators of telecommunication systems and providers of television programming services are required to obtain licenses under the Telecommunications Act of 1984 and the Broadcasting Act of 1990, respectively. In addition, the United Kingdom's Office of Telecommunications, also known as Oftel, has issued two general authorizations, known as class licenses, which set out the rules which may apply to our existing and potential customers that control the supply of multi-channel digital television and other digital services to end users.

      On a broader scale, the European Union Commission has recently issued a proposal that would require unbundled access to the local loop by December 31, 2000. As a result, fixed public telephone network operators that have been designated by their national regulatory authority as having significant market power may be required to provide unbundled access to their local loop network. For example, Oftel has proposed a "determination" which would require British Telecommunications plc to provide access to its local loops.

      The European Union Commission and the various national regulatory authorities of the member countries frequently review the regulatory environment relating to telecommunications, broadcasting, media and e-commerce industries. We understand that the general thrust of this review is to make changes to the regulatory environment with the objective of creating an open and competitive communications industry. We cannot assure you that these changes will not result in our being subject to direct regulation or that future regulation of our existing and potential customers will not slow sales of our products and services or impede our ability to compete effectively.

      Canada

      Telecommunications and broadcasting services are subject to regulation under several federal communications statutes, the most important of which are the 1993 Telecommunications Act (Canada) and the 1991 Broadcasting Act (Canada). These statutes permit the Canadian Radio-television and Telecommunications Commission, or CRTC, to regulate certain aspects of the provision of telecommunications and broadcasting services in Canada.

      The Broadcasting Act. Depending on how they use our products and services, service providers may be required to obtain a license issued by the CRTC under the Broadcasting Act if they transmit programs for reception by the public through devices capable of receiving broadcasting signals. Such devices include television sets, and in some cases computers and other terminal equipment. The most common type of broadcasting license required by service providers that use our products and services is a Broadcasting Distribution Undertaking license.

      To be eligible to hold a broadcasting license, a service provider must comply with rules that require certain levels of ownership and control by Canadians. These constraints should not limit the number of Canadian incumbent local exchange carriers or competitive local exchange carriers that may wish to buy our software and related services, since they must already meet similar Canadian ownership and control rules. However, these constraints may limit the ability of other service providers to use our software and related services, in that some may not be able to qualify for a broadcasting license under the Canadian ownership and control rules under the Broadcasting Act.

      The CRTC now licenses competing service providers to operate within the service areas of incumbent cable television systems. There are two CRTC licensed Direct-to-Home satellite-based distribution services operating on a national basis. The CRTC has also licensed, on a regional basis, wireless digital multi-point multi-channel distribution services. On a local basis, the CRTC has licensed competitive cable television systems to date in rural Nova Scotia, Vancouver and Montreal. In addition, the CRTC has granted a Broadcasting Distribution Undertaking license to NBTel to provide services using our software and related services throughout the Province of New Brunswick and a similar license to MTT to service the Halifax Regional Municipality in Nova Scotia.

      The Telecommunications Act. Incumbent local exchange carriers, competitive local exchange carriers and other providers of non-programming telecommunication services are subject to regulation by the CRTC under the Telecommunications Act. However, the CRTC has gradually been forebearing from regulating many of the services offered by these carriers.

      The CRTC has also taken steps to promote competition in local telecommunications service markets by issuing a number of decisions and orders aimed at breaking down barriers to competition in these markets. We believe that these decisions and orders will have a variety of impacts on service providers. For example, CRTC regulation requires incumbent local exchange carriers to offer their competitors cost-based access to some network elements, to enable their competitors to provide competing services. We cannot predict what effect these decisions and orders will have on our business.

Intellectual Property

      Our ability to compete is dependent in part upon our ability to protect our intellectual property. We currently do not have patents or trademark registrations protecting our products and other intellectual property, other than a Canadian trademark registration for "iMagic." To date, we have relied on trade secret and copyright law, as well as confidentiality and licensing agreements, to establish and protect our rights in our technology. Our current policy requires our officers, employees and consultants to execute confidentiality agreements upon the commencement of an employment or other relationship with us. These agreements typically provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of employees, the agreements provide that all technology that is conceived by the individual during the course of employment with us is our exclusive property. In spite of these efforts, it may be possible for a third party to obtain or use our technology without our authorization or to develop similar technology through reverse engineering or other means.

      In June 1998, we filed a provisional patent application in the United States in respect of aspects of our software products, which we formalized in an application made under the Patent Co-Operation Treaty in June 1999.
On September 19, 2000, we filed a continuation-in-part application in the United States with respect to the event capturing component of the administration system software within DTV Manager. Our event capturing software enables a telephone company or other service provider to define, capture, store and process all activities on its service network in real time. On September 28, 2000, we filed a continuation-in-part application in the United States with respect to our pcVu software product. On September 29, 2000, we filed a continuation-in-part application in the United States with respect to aspects of the functionality of the proposed Virtual VCR enhancement to our DTV Manager software that is currently under development. We cannot assure you that we will receive any of the patents for which we have applied to date or will apply in the future.

      We have several pending trademark applications in the United States, the European Union and Canada covering some of our important trademarks, logos and slogans, including:

        IMAGICTV     "Eye" Design

        DTV Manager  PCVU

      See "Risk Factors--Because much of our success and value lies in our ownership and use of intellectual property, our failure to protect our intellectual property may negatively affect us."

Employees

      As of August 31, 2000, we employed approximately 160 full-time employees, excluding temporary personnel and consultants. We are not subject to any collective bargaining agreements and believe our relationship with our employees is good.

Facilities

      Our corporate headquarters and executive offices are located in Saint John, New Brunswick, Canada, where we occupy approximately 22,000 square feet of space, of which we sublease approximately 17,000 square feet from NBTel for approximately $235,000 per year. The leases on this facility expire in February 2001 and April 2005. We believe that we will be able to renew these leases or secure sufficient alternative space upon expiration of these leases. We also lease sales and marketing offices in Cambridge, England, and Denver, Colorado, and we intend to establish a U.S. headquarters in Raleigh, North Carolina.

Litigation

      There currently are no outstanding material legal proceedings to which we are a party or any of our properties is subject, nor do we know of any material threatened or contemplated proceedings against us.

Recent Financings

      Pursuant to share subscription agreements, in the October 2000 private placements we issued 272,719 of our common shares to America Online for aggregate proceeds of $3,000,000 and 1,090,875 of our common shares to Cisco Systems for aggregate proceeds of $12,000,000.

      Concurrently, with our private placement to America Online, we entered into the agreement with America Online referred to above under "--Industry Relationships." Further, in connection with our private placement to Cisco Systems, we granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if our board of directors receives a bona fide offer to acquire us or all or substantially all of our assets from any of three specified entities, or if our board of directors votes to initiate a sale to any of these three specified entities of 25% or more of our total voting equity or all or substantially all of our assets, we must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After we deliver this notice, Cisco Systems will have ten days to submit a proposal to our board of directors. If our board of directors decides to pursue Cisco Systems' proposal, we have agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of our notice, (b) if Cisco Systems' proposal is not pursued by our board of directors, or (c) if Cisco Systems and we fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and we can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of our assets or an acquisition by us of another corporation in which the holders of our outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity.

                                   MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information about our directors and executive officers, as of the date of this prospectus.

Name                     Age Position
----                     --- --------
Marcel LeBrun...........  30 President, Chief Executive Officer and Director
Peter G.                  61 Chairman of the Board of Directors
 Jollymore(2)(3)........
Allan Cameron...........  46 Vice President of Technology
Gerry Verner............  36 Vice President of Marketing and Business Development
Marjean Henderson.......  49 Vice President and Chief Financial Officer
Doug Harrington.........  52 Vice President of Sales and Customer Service
Joe C. Culp(1)(2).......  67 Director
Carey Diamond(1)(3).....  46 Director
Dr. Terence H.            57 Director
 Matthews...............
Michael J. McCloskey....  44 Director
Robert E. Neal(1).......  46 Director
Gerald L. Pond(2)(3)....  56 Director
Paul Spruyt.............  37 Director

--------
(1) Member of audit committee
(2) Member of compensation committee
(3) Member of governance committee

      The term of office for each of the above directors will expire at the time of our next annual shareholders meeting. The following is a summary of the background of each director and executive officer.

      Marcel LeBrun. Mr. LeBrun co-founded ImagicTV and has served as President and Chief Executive Officer and as a director since January 1998. From June 1992 to December 1997, Mr. LeBrun held various positions at NBTel, including Managing Director of E-Business Services and other senior technical, marketing and strategic business planning positions. Mr. LeBrun has a Bachelor of Science in Electrical and Computer Engineering from the University of New Brunswick. Mr. LeBrun resides in Fredericton, New Brunswick.

      Peter G. Jollymore. Mr. Jollymore was appointed Chairman of the Board and elected as a director of ImagicTV in January 1998. He is also currently the Acting Dean of the Faculty of Business at the University of New Brunswick in Saint John, New Brunswick. From 1967 until his retirement in December 1998,
Mr. Jollymore served in various positions at NBTel from design engineer to Vice President of NBTel and its affiliate Bruncor Inc. He serves on the board of directors of the Business Development Bank of Canada and of Callistro Multimedia Inc., a computer software company producing video-on-demand applications. Mr. Jollymore serves on the board of directors of CrossKeys Systems Corporation, a provider of network management software to the telecommunications industry. He has a Bachelor of Science in Engineering from Mount Allison University and a Bachelor of Engineering from the Technical University of Nova Scotia. Mr. Jollymore resides in Saint John, New Brunswick.

      Allan Cameron. Mr. Cameron co-founded ImagicTV and has served as Vice President of Technology since January 1998. From May 1978 to December 1997, Mr. Cameron held various positions, including strategic and technical planning positions, at NBTel, where, among other things, he worked on the creation of NBTel's Beacon/VideoActive(TM) initiative, a deployment of broadband access capabilities using coaxial cable. Mr. Cameron has a Bachelor of Science in Engineering and a Master of Science in BioEngineering from the University of New Brunswick. Mr. Cameron resides in Saint John, New Brunswick.

      Gerry Verner. Mr. Verner has served as Vice President of Marketing and Business Development of ImagicTV since July 2000 and served as Vice President, Marketing and Chief Financial Officer of ImagicTV from November 1998 to July 2000. From May 1986 to November 1998, Mr. Verner held various technical, marketing and management positions at NBTel, including Strategic Planning Manager. He has a Bachelor of Science in Electrical Engineering and a Masters in Business Administration from the University of New Brunswick. Mr. Verner resides in Quispamsis, New Brunswick.

      Marjean Henderson. Ms. Henderson has been Vice President and Chief Financial Officer of ImagicTV, since July 31, 2000. From August 1997 until July 2000, Ms. Henderson was Senior Vice President and Chief Financial Officer of Nucentrix Broadband Network, Inc., a provider of wireless broadband Internet and wireless cable services. From April 1996 to May 1997, she was Senior Vice President and Chief Financial Officer of Panda Energy Corporation, a global energy company. From December 1993 to June 1995, Ms. Henderson served as Senior Vice President and Chief Financial Officer of Nest Entertainment, Inc., a company which produces and markets home videos and feature length movies. From October 1987 to December 1993, Ms. Henderson was Chief Financial Officer of RCL Enterprises, Inc. and its affiliate, Lyrick Studios, which owns the character "Barney the Purple Dinosaur" and owns and produces the series "Barney and Friends." She has a Bachelor of Business Administration from the University of Texas. Ms. Henderson is a Certified Public Accountant. She resides in Dallas, Texas.

      Doug Harrington. Mr. Harrington has served as Vice President of Sales and Customer Services of ImagicTV since April 1998. From January 1997 to December 1997, Mr. Harrington was a Vice President at Multi Media Publishing, a company that offers magazine publishing and event planning services. From January 1987 to January 1997, he was Vice President of Sales and Marketing for Intellicall Inc., a company that designs, manufactures and distributes telecommunications products worldwide. Prior to January 1986, Mr. Harrington held various sales and management positions with Xerox Canada Ltd. Mr. Harrington has a Bachelor of Commerce from St. Mary's University. Mr. Harrington resides in Fredericton, New Brunswick.

      Joe C. Culp. Mr. Culp was elected as a director of ImagicTV in August 1999. Since 1990, he has served as President of Culp Communications Associates, a management consulting firm for the telecommunications industry. Mr. Culp has served as President of Lightnet, a fiber optic telecommunications carrier that Southern New England Telephone Company (now SBC Corporation) and CSX Corporation owned. He has also served as President of Rockwell International, a provider of electronic controls and telecommunications equipment. Mr. Culp currently serves on the board of directors of CrossKeys Systems and two privately-held telecommunications companies. He has served on the Advisory Board of the telecommunications group of the University of Texas, Arlington and the University of Arkansas. Mr. Culp resides in Austin, Texas.

      Carey Diamond. Mr. Diamond was elected as a director of ImagicTV in January 2000. Since 1996, he has served as President and Chief Executive Officer of Whitecastle Investments Limited, a private venture capital firm in Canada. From 1989 to 1996, Mr. Diamond served as Executive Vice President of Whitecastle. He currently serves on the board of directors of Alterna Technologies Group Inc. and Texar Corporation, both of which are privately held high technology companies. Mr. Diamond resides in Toronto, Ontario.

      Dr. Terence H. Matthews. Dr. Matthews was elected as a director of ImagicTV in January 1998. Dr. Matthews founded Newbridge Networks Corporation, a company that designs, manufactures, markets and services wide area network solutions, in March 1986 and served as Chairman of the Board and Chief Executive Officer of Newbridge from its inception to May 2000. Dr. Matthews was a co-founder of Mitel Corporation, a designer and manufacturer of telecommunications integrated circuit devices. He is also the principal of Celtic House International. Since June 2000, he has been Chairman and Chief Executive Officer of March Networks Corp., a networked video applications company. Dr. Matthews serves on the board of directors of CrossKeys Systems. He resides in Kanata, Ontario.

      Michael J. McCloskey. Mr. McCloskey was appointed a director of ImagicTV in July 2000. Since June 1999, Mr. McCloskey has served as Chief Executive Officer and a director of Kana Communications Inc., a publicly traded company which is a provider of customer communication and commerce tools for e-businesses. Prior to joining Kana, from September 1996 to December 1998, Mr. McCloskey served in various senior management positions with Genesys Telecommunications Laboratories, Inc., a provider of enterprise interaction management software, including President, Chief Operating Officer, Vice President--Finance and International, Chief Financial Officer and Secretary. From May 1995 to September 1996, he served as Vice President, Finance, Chief Financial Officer and Vice President, Operations at Network Appliance, Inc., a network data storage device company. Mr. McCloskey resides in Pleasanton, California.

      Robert E. Neal. Mr. Neal was elected as a director of ImagicTV in June 1999. Since June 2000, he has served as President of Innovatia Inc., a company within Aliant's emerging business group that focuses on the development and sale of Internet-based technology. Mr. Neal joined NBTel in 1979 and since that time has held various positions with NBTel and its affiliates, including Vice President from September 1998 to February 2000. Mr. Neal resides in Quispamsis, New Brunswick.

      Gerald L. Pond. Mr. Pond was elected as a director of ImagicTV in January 1998. From November 1994 to March 1999, Mr. Pond served as President and Chief Executive Officer of Bruncor Inc. Since March 1999, Mr. Pond has served as Executive Vice President of Aliant, the parent company of NBTel. Mr. Pond is also the President of the information technology and emerging business groups of Aliant. Since June 2000, Mr. Pond has also been the Chief Executive Officer and a director of xwave Solutions Inc., an Aliant affiliate that provides information technology services and products, systems integration and data center operations. Mr. Pond resides in Rothesay, New Brunswick.

      Paul Spruyt. Mr. Spruyt was appointed as a director of ImagicTV in July 2000. Since September 1999, he has served as General Manager of VDSL Virtual Company of Alcatel, a corporation which builds next generation networks, delivering integrated end-to-end voice and data communications solutions. From November 1997 to August 1999, he was Project Manager of Metallic Access Systems for Alcatel and from August 1995 to October 1997, he was Project Manager of Twisted Pair Access Systems for Alcatel. Mr. Spruyt resides in Heverlee, Belgium.

Board of Directors

      Our board of directors is currently comprised of nine persons. Pursuant to our unanimous shareholders agreement, the following directors were nominated by the following shareholders:

      Nominee                                   Shareholder
      Carey Diamond                             Whitecastle
      Dr. Terence H. Matthews                   Celtic House
      Robert E. Neal                            Aliant
      Gerald L. Pond                            Aliant
      Paul Spruyt                               Alcatel

In addition, our shareholders agreement provides that the Chief Executive Officer shall be a director and that there shall be at least three independent directors, one appointed by Aliant, Peter Jollymore, and the remainder,

Joe C. Culp and Michael J. McCloskey, approved by Whitecastle and either Aliant or Alcatel. Our unanimous shareholders agreement will terminate automatically upon completion of the offering, and thereafter there are no contractual arrangements with respect to the composition of the board of directors.

      In accordance with the provisions of the Canada Business Corporations Act, our directors are authorized from time to time to increase the size of the board of directors, and to fix the number of directors, up to a maximum of ten persons as currently provided under our Articles of Incorporation, without the prior consent of the shareholders. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Board Committees

      Our board of directors has established an audit committee, a compensation committee and a governance committee. All of the committees of our board of directors were appointed on February 3, 2000.

      Our audit committee must include at least three directors, a majority of whom must be independent, non-executive directors in accordance with applicable Canadian law. Our audit committee currently has three members: Joe Culp, Carey Diamond and Robert Neal. The audit committee is responsible for, among other things:

    .  recommending the annual appointment of our auditors;

    .  reviewing the independence of our auditors;

    . reviewing our audited financial statements with management and our auditors;

    .  assessing accounting principles we use in financial reporting; and

    . reviewing internal auditing procedures and the adequacy of our internal control procedures.

      Pursuant to our 2000 Share Option Plan, our compensation committee must be comprised of at least two non-employee directors. The compensation committee currently consists of Peter Jollymore, Gerald Pond and Joe Culp. The committee's mandate is to establish salaries, incentives, and other forms of compensation for our directors, executive officers, employees, and consultants. The compensation committee also administers our stock option and other benefit plans. Compensation for our chief executive officer and those employees who report directly to him is reviewed and approved by the full board of directors. None of the members of our compensation committee is currently, or has been at any time since our formation, an officer or employee of ImagicTV. The compensation committee approved the compensation of the executive employees listed under the heading "Employment Contracts" below. Prior to the formation of the compensation committee, all decisions regarding compensation for directors, officers, employees and consultants and administration of stock incentive and other benefit plans were made solely by the board of directors.

      The governance committee consists of Carey Diamond, Peter Jollymore and Gerald Pond. The committee's mandate is to develop and monitor our approach to corporate governance issues, establish procedures for the identification of new nominees to our board, develop and implement orientation procedures for new directors and assess the effectiveness of our board and its committees.

Compensation of Directors and Officers

      The aggregate salary, bonus, and other compensation paid by us to our executive officers and directors as a group during the fiscal year ended February 29, 2000 was approximately $316,900. Our directors do not currently receive cash compensation for serving as directors other than the reimbursement of out-of-pocket expenses incurred in attending board and committee meetings. Non-executive, independent directors are entitled to participate in our share option plan.

      The following table sets forth information for the fiscal years ended February 29, 2000 and February 28, 1999 and the fiscal period ended February 28, 1998 regarding the compensation of our current chief executive officer and each of our executive officers whose total salary and bonus exceeded C$100,000 for the fiscal year ended February 29, 2000. Unless otherwise indicated, the amounts set out in the table below are expressed in U.S. dollars.
                           Summary Compensation Table

                                                               Long Term Compensation
                                      Annual Compensation              Awards
                                 ----------------------------- ---------------------- ---
Name and Principal                            Other Annual           Securities
Position                 Year(1) Salary($) Compensation ($)(2) Underlying Options (#)
------------------       ------- --------- ------------------- ----------------------
Marcel LeBrun...........  2000   $ 81,300        $ 7,050              186,176
 President and Chief
  Executive               1999     68,700          4,400                   --
 Officer                  1998      9,400             --              116,360
Allan Cameron...........  2000     73,100          6,550              162,904
 Vice President of
  Technology              1999     67,500          3,700                   --
                          1998      9,400             --              110,542
Doug Harrington(3)......  2000     69,600          6,250               69,816
 Vice President of Sales
  and                     1999     60,000          2,600              104,724
 Customer Service         1998         --             --                   --
Gerry Verner(4).........  2000     63,700          6,150              104,724
 Vice President of
  Marketing               1999     15,200             --               69,816
 and Business
  Development             1998         --             --                   --

--------
(1) The amounts are determined for the applicable fiscal year or period. We commenced operations in December 1997. The amounts shown for 1998 are for the period from inception to February 28, 1998.
(2) Amounts include payments made by us as matching registered retirement savings plan contributions to those made by our executive officers and an automobile allowance.
(3) Mr. Harrington joined our company in April 1998.
(4) Mr. Verner joined our company in November 1998.

                       Option Grants in Last Fiscal Year

      We granted options to the executive officers named in the summary compensation table during the year ended February 29, 2000 as follows:

                                                                         Market Value of Common             Grant
                                                                                 Shares                     Date
                         Common Shares  Percent of Total                 Underlying Options on             Present
                         Under Options  Options Granted   Exercise Price        Date of         Expiration Value $
Name                      Granted (#)  in Fiscal 2000 (%) ($ per share)  Grant(1) ($ per share)    Date      (2)
----                     ------------- ------------------ -------------- ---------------------- ---------- -------
Marcel LeBrun...........    116,360           8.3%            $1.63              $1.63           12/17/06  $38,100
                             69,816           5.0              0.95               0.95           04/13/06   13,260
Allan Cameron...........    116,360           8.3              1.63               1.63           12/17/06   38,100
                             46,544           3.3              0.95               0.95           04/13/06    8,840
Doug Harrington.........     29,090           2.1              1.63               1.63           02/03/07    9,525
                             40,726           2.9              0.95               0.95           04/13/06    7,735
Gerry Verner............    104,724           7.5              1.63               1.63           02/03/07   34,290

--------
(1) There was no public market for our common shares as of the dates of the option grants. Therefore, the amounts set forth in this column represent the fair market value of each of our common shares as of those dates, as determined by our board.
(2) The grant date present value has been calculated as of the date of grant through the Black Scholes pricing model using the minimum value method, which assumes no volatility, and by applying the following assumptions: weighted average interest rate of 5.76%; dividend yield of 0%; and an expected period of four years.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year Option Values

      The officers named in the summary compensation table did not exercise any options during the fiscal year ended February 29, 2000. The following table sets forth the estimated value as of February 29, 2000 of the exercisable and unexercisable options held by these officers.

                              Number of Common Shares
                                    Underlying           Value of Unexercised
                                Unexercised Options     In-The-Money Options at
                              at Fiscal Year End (#)    Fiscal Year End ($)(1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Marcel LeBrun...............   58,180       244,356      $60,000     $108,000
Allan Cameron...............   55,271       218,175       57,000       89,000
Doug Harrington.............   26,181       148,359       27,000      109,000
Gerry Verner................   17,454       157,086       12,000       36,000

--------
(1) The value of an "in-the-money" option represents the difference between the aggregate estimated fair market value of the common shares issuable upon exercise of the option and the aggregate exercise price of the option. There was no public market for our common shares as of February 29, 2000. Therefore, the amounts set forth in this column represent the fair market value of our common shares as of February 29, 2000, $1.63 (C$2.36) per share, as determined by our board.

Employment Contracts

      Each of Marcel LeBrun, Allan Cameron, Gerry Verner, Marjean Henderson and Doug Harrington has entered into an employment agreement with us dated as of July 17, 2000.

      Pursuant to these agreements, the annual base salary for each officer is as follows: Mr. LeBrun, $220,000; Mr. Cameron, $110,000; Mr. Verner, $110,000; Ms. Henderson, $210,000; and Mr. Harrington, $150,000. These base salaries are subject to review by our board of directors in its discretion. Further, the officers are entitled to an annual bonus, up to a maximum of 50% of his or her annual base salary, as determined by our board of directors in its discretion based upon target profit and revenue performance levels and upon individual performance. In addition, Ms. Henderson's employment agreement entitles her to receive options to purchase 197,812 common shares. Pursuant to his employment agreement, Mr. Harrington has relocated to Raleigh, North Carolina.

      In addition, under his or her respective employment agreement, each executive officer is subject to non-competition provisions during his or her employment and for 12 months thereafter and to confidentiality restrictions. Each employment agreement provides that in the event of termination without cause, the executive officer is entitled to monthly severance payments equal to his or her respective base salary for one year, continued benefits coverage for one year, the pro-rated portion of any earned bonus and the exercise of vested options and any unvested options that otherwise would have vested in the 12-month period following the date of termination. In the event of termination for cause, the executive officer is entitled to receive his or her respective salary and bonus through the date of termination and vested options for which the executive officer had provided notice of exercise prior to the date of termination.

      In the event of a change of control of us, which is defined as the acquisition by a person of 51% or more of our outstanding voting shares, we may terminate the employment of any executive officer. Each executive officer also has the right to terminate his or her employment in the event of a change of control. In either case, the executive officer is entitled to a severance payment equal to his or her respective accrued base salary, the pro-rated portion of any earned bonus and the right to exercise, within 90 days, any options granted to that executive officer, regardless of vesting date.

      We have purchased a key-man employee insurance policy with respect to each of Marcel LeBrun and Allan Cameron, that provides coverage of approximately C$1 million per individual.

Option Plans

      We currently maintain one share option plan and expect to add a new share option plan. Each is intended to attract, retain and motivate employees, officers and directors of, and consultants to, our company. The compensation committee of our board of directors administers the option plans. The compensation committee determines, among other things, the term, vesting periods and the price of options granted under the plan. As of the date of this prospectus, options to purchase 3,037,171 shares at a weighted average exercise price of $1.68 per share have been granted under the plans.

Employee Share Option Plan

      We adopted our current share option plan in February 1998 and amended it on December 17, 1999. It provides for the grant of options to employees, officers and directors of, and consultants to, our company. Options granted to employees generally have the following terms. All options granted under the plan have a maximum term of seven years. In the past, the exercise price per share for each option has been determined by the compensation committee with reference to the value of our company, as determined by our board of directors, and to the number of our shares that are outstanding. If we terminate an option holder's employment without cause, the vested portion of any grant will remain exercisable for the lesser of 60 days or the balance of the option term. In the event we terminate an option holder's employment for cause, any option held by such option holder shall thereupon immediately terminate, whether exercisable or not. If the option holder dies, the vested options may be exercised for a period of one year or the balance of the term, whichever is shorter. In the event the option holder retires, the option holder may exercise vested options for 60 days or the balance of the option term, whichever is shorter. In the event of disability, the option holder has six months or the balance of the option term, whichever is shorter, to exercise vested options. Unvested options will expire upon termination of employment for any reason. The terms of the options granted to the officers referred to under the "Employment Contracts" are described in that section.

2000 Share Option Plan

      We propose to adopt a new share option plan which will not affect options granted under our existing plan. Our new plan will replace the existing plan, and no new options will be granted under the existing plan. The compensation committee of our board of directors will administer the new plan and will determine, among other things, the eligibility of persons to participate in the plan, vesting periods and other attributes of individual options. The new plan will provide for the grant of options to employees, officers and directors of, and consultants to, ImagicTV and its affiliates. Both incentive share options and non-qualified share options will be available to U.S. residents.

      Options held by any person under the new plan together with any other options granted to that person may not at any time exceed 5% of the aggregate number of our common shares outstanding from time to time. The maximum number of shares issuable under the new plan is 1,879,185, subject to necessary approvals. The options granted under the new plan will have a maximum term of 10 years and an exercise price no less than the fair market value of our common shares on the date of the grant, or 110% of fair market value in the case of an incentive stock option granted to an employee who owns common shares having more than 10% of the votes outstanding.

      Under the new plan, if a change of control of our company should occur, our board of directors will be permitted, without any action or consent required on the part of any option holder to, among other things accelerate the vesting of all options so that they become immediately exercisable.

Outstanding Options to Purchase Shares

      The following table sets forth, as of September 30, 2000, our outstanding options granted to our executive officers, directors, employees and others:

                              Number of
                            Common Shares   Exercise Price Per
                          Subject to Option  Common Share(1)    Expiration Date
                          ----------------- ------------------ -----------------
Executive Officers (5                                                01/05/05 to
 persons in total)......       331,626            $0.57                 04/01/05
                                                                     11/30/05 to
                               226,902             0.91                 04/13/06
                                                                     12/17/06 to
                               564,346             1.56                 07/31/07
Directors who are not
 also executive officers                                             03/23/07 to
 (3 persons in total)...        75,634             1.56                 08/10/07
Employees (176 persons                                               01/05/05 to
 in total)..............       343,262             0.57                 10/13/05
                                                                     11/23/05 to
                               611,181             0.91                 09/30/06
                                                                     10/01/06 to
                                94,252             1.14                 12/06/06
                                                                     12/17/06 to
                               625,319             1.56                 07/13/07
                                                                     06/19/07 to
                               164,649            11.17                 09/13/07

--------
(1) The market value is not determinable as the common shares were not publicly traded at the date of grant. We believe the exercise price represents the fair value of the common shares at the date of grant.

Directors' and Officers' Indemnification

      Under the Canada Business Corporations Act, we are permitted to indemnify our directors and officers and former directors and officers against costs and expenses, including amounts paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties because of their position as directors or officers, including an action against us. To be entitled to indemnification under this act, the director or officer must act honestly and in good faith with a view to our best interests. In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the director or officer must have reasonable grounds for believing that his or her conduct was lawful.

      Under our by-laws, we may indemnify our current and former directors, as well as current and former officers, employees and agents, to the fullest extent permitted by the Canada Business Corporations Act. Our by-laws authorize us to purchase and maintain insurance on behalf of our current and past directors, officers, employees and agents against any liability incurred by them in their duties. We believe that the provisions of our by-laws are necessary to attract and retain qualified persons as directors and officers.

      Currently, there is no pending litigation or proceeding in which a current or past director, officer or employee seeks indemnification. Furthermore, we are not aware of any threatened litigation that may result in claims for indemnification. We have purchased a liability insurance policy covering our directors and officers.

                           RELATED PARTY TRANSACTIONS

      The following describes the significant transactions entered into between us and our directors, executive officers, shareholders, and affiliates of the shareholders. All future transactions between us and any of those parties will be subject to approval by a majority of the disinterested members of the board.

Technology Agreements

      On January 1, 1998, we entered into a technology transfer agreement with NBTel, under which NBTel transferred intellectual property relating to digital broadcasting to us in exchange for 2,327,200 common shares. NBTel owned all of our outstanding common shares at January 1, 1998, and NBTel was wholly owned by Bruncor Inc., a public company in Canada. As the transaction occurred between companies under common control, the asset transfer has been accounted for at the carrying value of nil. We estimated the fair value of the transferred intellectual property to be approximately $1,330,000 at the time of the transfer. On January 5, 1998, we entered into a development agreement with NBTel and a subsidiary of Celtic House International, a private venture capital company unrelated to NBTel. Pursuant to this agreement, NBTel and the Celtic House subsidiary jointly engaged our services and agreed to provide up to C$4 million in funding for a research project to carry out research and development on this intellectual property. Under the terms of the development agreement, all of the technology developed under this research project remained the property of NBTel and the Celtic House subsidiary. On the same date, we entered into a technology transfer option agreement. Pursuant to this agreement, NBTel and the Celtic House subsidiary granted to us an option to acquire the technology developed pursuant to the development agreement from NBTel and the Celtic House subsidiary in return for the issuance of a number of our common shares. Concurrently with the execution of the development agreement, Dr. Terence H. Matthews, the principal of Celtic House, became a director of ImagicTV.

      During the year ended February 28, 1999, we received C$2,800,000 under the development agreement. On January 5, 1999, we exercised our option to acquire the technology developed under the research project and issued 1,890,850 common shares to NBTel and 1,890,850 common shares to Celtic House, having an ascribed value of C$2,800,000, the amount of cash we received under the development agreement. Upon exercise of the option, the development agreement and the technology transfer option agreement terminated. The cash received under the development agreement was initially recorded as a liability when received and was subsequently recorded as the paid-up capital for the 3,781,700 common shares issued pursuant to the exercise of the option.

      On April 19, 1999, we entered into a licensing agreement with NBTel. Pursuant to this agreement, NBTel received a perpetual, non-exclusive license to use DTV Manager in the Province of New Brunswick for cash consideration of C$500,000 and future one-time per subscriber payments decreasing from C$150 to C$80 based on the number of active NBTel subscribers to DTV Manager in New Brunswick. In addition, the license agreement provides for the annual payment of fees for maintenance and technical support services in an amount equal to 20% of the total license fees, including the initial fee and cumulative subscriber royalties. If requested by NBTel, we have agreed to provide consulting and training services at our then current rates. In April 2000, NBTel made its first payment for maintenance and technical support services of C$100,000.

      On December 16, 1999, NBTel assigned the license agreement to its parent, Aliant Inc., and we amended it to include a license for our pcVu product and to expand the geographic territory of the license to the provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis. In connection with the assignment and amendment, Aliant agreed to pay us cash consideration amounting to C$900,000, of which C$500,000 was paid on January 31, 2000 and C$400,000 is due in installments of C$200,000 each on January 31, 2001 and 2002. Under the amended agreement, the future one-time per subscriber payments based on the number of subscribers also applies to subscribers in Nova Scotia, Prince Edward Island and Newfoundland. In accordance with the amended agreement, MTT, the incumbent local exchange carrier in the Province of Nova Scotia and a subsidiary of Aliant, has licensed and stated its intention to commercially deploy our DTV Manager software.

      In addition, we have supplied NBTel and Aliant with set-top boxes at little or no mark-up above our cost. We received no revenues in fiscal 1998, $462,000 in fiscal 1999, $180,000 in fiscal 2000 and $1.0 million in the six months ended August 31, 2000 from the sales of set-top boxes to NBTel and Aliant.

      In November 1999, we entered into a license agreement with Newbridge Networks Corporation, one of our principal shareholders. Pursuant to this agreement, Newbridge received a license to use DTV Manager for internal testing purposes at six technical laboratories. The license also permitted Newbridge to use DTV Manager in sales and marketing demonstrations of its hardware products. In exchange for the license, we received switching equipment from Newbridge that enables the prioritized transmission of voice, Internet and television data in high-speed, networked environments. We have used this equipment for research and development purposes. The transaction was recorded at the fair value of the equipment, which amounted to $103,000. In connection with the transaction, we recorded license fee revenues for the same amount. In February 2000, we amended the license agreement to provide Newbridge with the opportunity to purchase additional twelve-month site licenses for demonstration purposes. As of August 31, 2000, we have received aggregate cash consideration of C$40,000 for these additional licenses and $17,000 for a 90-day trial license. We also currently supply Newbridge with set-top boxes for laboratory test installations at little or no mark-up above our cost. We received $23,000 in fiscal 2000 and $17,000 in the six months ended August 31, 2000 from the sales of set-top boxes to Newbridge.

Financings, Loans and Inter-Company Arrangements

      During the year ended February 28, 2000, the Minister of Economic Development, Tourism and Culture for the Province of New Brunswick, through an application filed by Newbridge, indirectly granted us a government assistance loan, or the repayable loan, in the amount of C$2,560,000 and a forgivable loan in the amount of C$640,000, to assist us in creating research and development employment in the Province of New Brunswick. The forgivable loan was fully forgiven and recognized in the statement of operations as forgiveness of debt. The repayable loan is repayable in annual installments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The repayable loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. As of August 31, 2000, we have not made, and have not been required to make, any payments under the repayable loan.

      In addition, we may be required to accelerate our repayment of the repayable loan if the total number of our full-time employees employed in the Province of New Brunswick falls below 60 at any time during our current fiscal year or below 92 at any time during our next fiscal year, which will end on February 28, 2002. As of August 31, 2000, we employed approximately 143 full-time employees in the Province of New Brunswick.

      During fiscal 1999 and fiscal 2000, we issued to our existing shareholders an aggregate of 4,509,223 common shares for aggregate consideration of $4,116,000 in connection with preemptive rights granted pursuant to our unanimous shareholders agreement. These preemptive rights, which do not apply to this offering and which will terminate upon completion of this offering, provide that holders of our existing voting shares can subscribe for a portion of any new issuance of our securities in an amount equal to their percentage ownership of our voting shares. Of these 4,509,223 common shares issued, 2,618,373 were issued to Aliant, 1,454,500 were issued to Alcatel and 436,350 were issued to Celtic House.

      In September 2000, we issued warrants to purchase common shares to four of our existing principal shareholders and one other shareholder for an aggregate purchase price of $10,000,000. These warrants were automatically exercised in October 2000. In accordance with the terms of the warrants, each warrantholder was entitled to receive upon completion of a sale of common shares to outside investors, for no additional consideration, a number of shares per warrant which reflected the price paid per common share by outside investors. As a result of the October 2000 sale of common shares to America Online at $11.00 per share, 1.11 common shares per warrant were issued upon exercise of the warrants. This resulted in the issuance of the following numbers of common shares to these four principal shareholders:
205,157 to Alcatel, 371,001 to Aliant, 126,312 to Celtic House, and 137,727 to Whitecastle.

      During the year ended February 29, 2000, we advanced excess cash to Aliant and received interest of $87,000. These advances were unsecured and repayable on demand, and bore interest at the bankers' acceptance rate plus 0.06%.

Leases

      We sublease a portion of our principal executive offices from NBTel. Of the approximately 22,000 square feet that we occupy at our principal executive offices, we sublease approximately 17,000 square feet from NBTel at a cost of approximately $235,000 per year. The lease on this facility expires in February 2001, subject to a renewal option of one additional year. See "Business-- Facilities."

                             PRINCIPAL SHAREHOLDERS

      The following table provides information regarding the beneficial ownership of our common shares as of October 6, 2000, and as adjusted to reflect the sale of 4,750,000 common shares in this offering by:

    . each person or entity who is known to us to own beneficially more than 10% of our outstanding common shares; and

    .  all of our directors and executive officers as a group.

      As used in the following table, "beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date of this prospectus. Common shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding these options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 19,831,780 common shares outstanding as of October 6, 2000.

                                                       Percentage of Shares
                                                        Beneficially Owned
                                                       ------------------------
                             Title
Name & Address of              of    Number of Shares   Prior to       After
Beneficial Owner             Class  Beneficially Owned  Offering      Offering
-----------------            ------ ------------------ ----------    ----------
Aliant Inc. (held through    common     7,209,751            36.35%        29.33%
 Aliant Horizons Inc.)(1)..
 One Brunswick Square, 19th
 floor
 Saint John, New Brunswick
 E2L 4R5
Compagnie Financiere
 Alcatel (held through its   common     3,986,857            20.10         16.22
 subsidiary, Alcatel Canada
 Inc.).....................
 600 March Road
 Kanata, Ontario K2K 2E6
Celtic House International   common     2,454,676            12.38          9.99
 (held through 506048 N.B.
 Ltd.).....................
 555 Legget Drive, Suite
 211
 Kanata, Ontario K2K 3X3
Whitecastle Investments      common     2,464,927            12.43         10.03
 Limited(2)................
 22 St. Clair Avenue East,
 Suite 1010,
 Toronto, Ontario M4T 2S3
Directors and executive      common       436,525             2.17          1.78
 officers, as a group (13
 persons)..................

--------
(1) Aliant Inc. is the parent of NBTel.
(2) Pursuant to a voting trust agreement that will terminate upon completion of the offering, Whitecastle exercises effective voting control over an additional 1,549,810 common shares.

                          DESCRIPTION OF SHARE CAPITAL

      Concurrently with the closing of the offering, we will reclassify our share capital so that it will consist of common shares and preferred shares, issuable in series. This reclassification will be effected by amending our articles of incorporation shortly before the completion of this offering to convert each of our existing Class A, Class B and Class C common shares into a single new class of common shares. We will also create the class of preferred shares. After the reclassification and prior to the completion of this offering, each new common share outstanding will be split into new common shares on an assumed 1.1636-for-1 basis.

Common Shares

      Following the reclassification of our share capital and the share split, we will have authorized for issuance an unlimited number of common shares. Each of our outstanding common shares will be entitled to one vote at meetings of our shareholders and to receive dividends if, as, and when declared by our board of directors. Subject to the rights of holders of shares of any class ranking senior to the common shares, holders of our common shares are entitled to receive our remaining property or assets in the event of our liquidation, dissolution or winding-up. A holder of common shares will have no preemptive, redemption or conversion rights upon completion of this offering.

      The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company at its principal stock and bond transfer offices located in Toronto, Ontario, and the co-transfer agent and registrar for our common shares in the United States is ChaseMellon Shareholder Services, LLC. at its offices located in New York, New York.

Preferred Shares

      Our board of directors will have the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board will be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares. Preferred share issuances could decrease the market price of the common shares and may adversely affect the voting and other rights of the holders of common shares. The issuance of preferred shares could also have the effect of delaying or preventing a change of control of our company.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, a total of 24,581,780 of our common shares will be outstanding, assuming no exercise of the underwriters' over-allotment option or of any outstanding options. The sale or the availability for sale of substantial numbers of common shares in the public market could adversely affect prevailing market prices for our common shares and could impair our ability to raise capital or effect acquisitions through the issuance of our common shares. As described below, all of our common shares currently outstanding will not be available for sale immediately after this offering because of contractual or legal restrictions on resale.

U.S. Resale Restrictions

      All of the 4,750,000 common shares sold in this offering will be freely tradable without restriction under the U.S. Securities Act of 1933, except by "affiliates" as defined in Rule 144 under the Securities Act.

      For the reasons set forth below, we believe that the following presently outstanding common shares will be eligible for resale in the public market in the United States at the following times:

                                                                      Number of
                                                                        Shares
                                                                      ----------
     At the date of this prospectus..................................        --
     180 days after the date of this prospectus...................... 18,468,186
     Commencing in October 2001......................................  1,363,590

      Holders of approximately 19,831,780 common shares have entered into lockup agreements pursuant to which they have agreed, with limited exceptions, not to sell or transfer any of their common shares for 180 days following the date of this prospectus without first obtaining the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. Merrill Lynch may waive this lockup provision with respect to one or more shareholders at any time or from time to time without notice. For a description of these lockup arrangements, see "Underwriting."

      We believe that, upon completion of this offering, 18,420,425 presently outstanding common shares will be held by persons who purchased the shares outside the United States in transactions exempt from registration in the United States pursuant to Regulation S under the Securities Act. As a result of the lockup agreements and, in the case of our affiliates, the provisions of Rule 144 under the Securities Act, these common shares will be available for sale in the public market in the United States commencing 180 days after the date of this prospectus, subject, in the case of our affiliates, to Rule 144 limitations discussed below, other than the one-year holding period requirement.

      We believe that, upon completion of this offering, U.S. residents will hold 1,411,355 presently outstanding common shares purchased by them in private placements, which shares are treated as "restricted securities" for purposes of Rule 144. As a result of the lockup agreements and the provisions of Rule 144 under the Securities Act, these common shares will be available for sale in the public market in the United States, as to 47,765 shares, commencing 180 days after the date of this prospectus and as to 1,363,590 shares commencing in October 2001, subject to Rule 144 limitations.

      In general, under Rule 144, as in effect on the date of this prospectus, any person, including any of our affiliates, who has beneficially owned common shares for at least one year will be entitled to sell, in any three-month period, a number of shares that, together with sales of any common shares with which such person's sales must be aggregated, does not exceed the greater of:

    . 1% of our then outstanding common shares, which will equal approximately 245,818 common shares upon the completion of this offering; and

    . the average weekly trading volume of the common shares on the Nasdaq National Market during the four calendar weeks immediately preceding filing of a Form 144 with respect to such sale.

Sales of restricted securities pursuant to Rule 144 are also subject to requirements relating to manner of sale, notice and the availability of current public information about us.

      In general, under Rule 144(k), a person who was not an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares treated as "restricted securities" without having to comply with the volume limitation, manner of sale, notice or current public information provisions of Rule 144.

      Our directors, officers and employees may rely on Rule 701 to resell common shares issued to them, pursuant to written compensatory benefit plans or written contracts relating to their compensation. We believe that upon completion of this offering, Rule 701 will apply to approximately 10,473 outstanding common shares. Rule 701 also will apply to common shares acquired upon exercise of options granted before the date of this prospectus, including exercises after the date of this prospectus. Common shares issued in reliance on Rule 701 are treated as "restricted securities" and, subject to the 180-day lockup agreements described above, may be sold beginning 90 days after the date of this prospectus:

    . by persons other than affiliates of ours, subject only to the manner of sale provisions of Rule 144; and

    . by persons deemed to be affiliates of ours under Rule 144 without compliance with its one-year minimum holding period requirement.

      We intend to file with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-8 covering our new share option plan following the date of this prospectus. The S-8 registration statement will allow holders of common shares that are issued under our new share option plan to resell those common shares in the public market, subject to any lockup agreements entered into by optionholders.

Canadian Resale Restrictions

      Upon completion of this offering, Canadian residents will hold 18,420,425 presently outstanding common shares and options to purchase 2,527,630 common shares, excluding any common shares bought in this offering. Under applicable Canadian securities laws, these common shares or common shares issuable upon exercise of these options may be subject to resale restrictions pursuant to which the common shares may not be sold or otherwise disposed of for value in Canada, except pursuant to a prospectus, a discretionary exemption or a statutory exemption available only in specific limited circumstances, until we have been a reporting issuer under Canadian securities laws for at least 12 months or 18 months in the case of a "control person" under applicable Canadian securities laws, in the province in which such shareholder or optionee is resident. Legislative changes have been proposed in Canada which, if enacted in the form proposed, could eliminate or reduce such holding periods depending upon the place of residence of the selling shareholder and the jurisdiction into which the shareholder proposes to sell the common shares. It is unclear as to when the proposed rules will come into effect and whether, if effective after the completion of this offering, they will have retroactive effect.

          CERTAIN CANADIAN AND UNITED STATES INCOME TAX CONSIDERATIONS

United States Holders

      The following summary discusses the material Canadian federal income tax and U.S. federal income consequences generally applicable to the acquisition, ownership and disposition of shares by a U.S. Holder (as defined below):

    . that is resident in the United States and is not resident in Canada for the purpose of the Canada-United States Income Tax Convention (the "Treaty");

    .  that otherwise qualifies for full benefits under the Treaty; and

    . whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment or fixed base in Canada.

      As used herein, a "U.S. Holder" means a beneficial owner of shares that is, for U.S. federal income tax purposes:

    .  a citizen or individual resident of the United States;

    . a corporation, partnership or other entity organized in or under the laws of the United States or any state thereof (including the District of Columbia);

    . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

    . a trust if, in general, the trust is subject to the primary supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code").

      This summary is based on U.S. federal income tax law, regulations, administrative pronouncements and court decisions, all as of the date of this prospectus and all of which are subject to change or differing interpretation, possibly with retroactive effect, and Canadian federal income tax law, as more fully described below.

      This summary does not purport to address all aspects of Canadian federal income and U.S. federal income taxation that may be relevant to a U.S. Holder, and does not take into account the U.S. federal income tax consequences to U.S. Holders that may be subject to special rules (including, but not limited to, tax-exempt entities, U.S. expatriates, financial institutions, insurance companies, broker-dealers, traders in securities, investors liable for alternative minimum tax, investors that own (directly, indirectly or by attribution) 2% or more of our voting shares, investors that hold shares as part of a straddle, hedging, conversion or integrated transaction, or investors whose functional currency is not the U.S. dollar). Furthermore, this summary does not address U.S. state, local or other (such as U.S. estate or gift) tax consequences of the acquisition, ownership and disposition of shares. Holders of shares should consult their own tax advisers as to the particular Canadian tax and U.S. federal, state and local income and other tax consequences to them of the acquisition, ownership and disposition of shares. The summary which follows is generally limited to U.S. Holders that hold the shares as capital assets for U.S. and Canadian federal income tax purposes. A share will generally be considered to be a capital asset to a U.S. Holder (for Canadian tax purposes) unless the holder holds it as inventory in the course of carrying on a business or acquired it in a transaction or transactions considered to be an adventure in the nature of a trade.

      In addition, the following summary of Canadian federal income tax considerations applies only to a U.S. Holder who, for purposes of the Income Tax Act (Canada) (the "Canadian Act") and at all relevant times, is not resident or deemed to be resident in Canada, deals at arm's length with ImagicTV, does not use or hold, and is not deemed to use or hold, the shares in, or in the course of carrying on, a business or providing independent personal services in Canada, does not carry on an insurance business in Canada and elsewhere, and who, for purposes of the Treaty and at all relevant times, does not own (or is not treated as owning) 10% or more of the outstanding voting shares of ImagicTV.

Canadian Federal Income Tax Considerations

      This portion of the summary is based upon the current provisions of the Canadian Act, under the Canadian Act regulations and counsel's understanding of the current published administrative practices and policies of the Canada Customs and Revenue Agency. The summary also takes into account all specific proposals to amend the Canadian Act and the regulations publicly announced prior to the date of this prospectus (the "Proposed Amendments"), and, while we cannot assure you that the Proposed Amendments will be enacted as announced, or at all, this summary assumes that the Proposed Amendments will be enacted substantially as proposed. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or governmental decision, action or interpretation.

Canadian Federal Taxation of Dividends on Shares

      Dividends, including deemed dividends and stock dividends, paid or credited on shares owned by a U.S. Holder will be subject to Canadian withholding tax under the Canadian Act at a rate of 25% on the gross amount of the dividends. The rate of withholding tax generally is reduced under the Treaty to 15% where the U.S. Holder is the beneficial owner of the dividends. Under the Treaty, dividends, or deemed dividends, paid or credited to a U.S. Holder that is a United States tax-exempt organization as described in Article XXI of the Treaty, other than such dividends that constitute income from carrying on a trade or business, will generally not be subject to Canadian withholding tax, although such entities may be subject to administrative procedures to confirm their eligibility to such exemption.

      Under Canadian tax law, dividends may be deemed to be paid in certain circumstances. For example, when a corporation redeems or purchases for cancellation shares of its capital stock, a dividend will be deemed to be paid in an amount equal to the amount by which the amount paid exceeds the "paid-up capital" (as defined in the Canadian Act) of the shares so redeemed or purchased for cancellation. The "paid-up capital" of the shares issued to a U.S. Holder may be less than the holder's cost of such shares by reason of, for example, the averaging of the paid-up capital with that of shares of such class already issued and outstanding. The paid-up capital attributable to each share will be relevant to the holder of that share in connection with a purchase for cancellation of that share or upon the winding-up of ImagicTV.

Canadian Federal Taxation on Sale or Other Disposition of Shares

      A gain realized by a U.S. Holder on a disposition or deemed disposition of shares generally will not be subject to tax under the Canadian Act unless the shares constitute taxable Canadian property within the meaning of the Canadian Act. Shares generally will not be taxable Canadian property to a U.S. Holder if the shares are listed on a prescribed stock exchange at the time of disposition unless, at any time within the 60 month period immediately preceding the disposition, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with persons with whom the U.S. Holder did not deal at arm's length owned or had an interest in or option to acquire 25% or more of the issued shares of any class or series of ImagicTV's shares. The shares will constitute taxable Canadian property to a U.S. Holder if at the time of their disposition the shares are not listed on The Toronto Stock Exchange or another prescribed stock exchange (in this event, a U.S. Holder would have to comply with notification requirements under the Canadian Act in respect of the disposition of the shares).

      Even if the shares constitute or are deemed to constitute taxable Canadian property to a particular U.S. Holder, an exemption from tax under the Canadian Act may be available under the terms of the Treaty.

United States Federal Income Tax Considerations

Taxation of Dividends

      Subject to the discussion below under "Passive Foreign Investment Company Considerations," for U.S. federal income tax purposes, a U.S. Holder will generally include in gross income the amount of a distribution paid by us, unreduced by the applicable Canadian withholding tax, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), as ordinary dividend income when the distribution is actually or constructively received by the U.S. Holder. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If the dividend distribution is paid in Canadian dollars, the amount of the dividend includible in the income of a U.S. Holder will be the U.S. dollar value of the dividend, determined at the spot Canadian dollar/U.S. dollar rate on the date the dividend is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will have a basis in any Canadian dollar distributed by us equal to the U.S. dollar value of the Canadian dollar on the date it is actually or constructively received by the U.S. Holder. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in the shares and thereafter as capital gain.

      A U.S. Holder may, subject to certain limitations, be eligible to claim as a credit or deduction, for purposes of computing its U.S. federal income tax liability, the Canadian withholding tax paid in respect of dividends from us. Dividends from us will generally constitute foreign-source income and will generally be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for purposes of determining the U.S. foreign tax credit limitation. The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for such Canadian withholding tax.

      Under rules enacted by the U.S. Congress in 1997 and other guidance recently released by the U.S. Department of the Treasury, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in stock or in respect of arrangements in which a U.S. Holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

Taxation of Capital Gains

      A U.S. Holder will, upon the sale, exchange or other taxable disposition of a share, recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis, determined in U.S. dollars, in the share. In general, such gain or loss will be treated as arising from sources within the United States for U.S. federal income tax purposes, unless it is attributable to an office or other fixed place of business maintained by the U.S. Holder outside the United States and certain other conditions are satisfied.

      Subject to the discussion below, under "Passive Foreign Investment Company Considerations," the gain or loss recognized upon the sale of a share will be a capital gain or loss. The maximum non-corporate U.S. federal income tax rate on net capital gains is currently 20% for capital assets held for more than one year. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.

      Any tax imposed by Canada directly on the gain from such a sale or other disposition would generally be eligible for the U.S. foreign tax credit; however, if such gain were not treated as arising from sources outside the United States, the U.S. Holder might not be able to use the credit otherwise available because of the U.S. foreign tax credit limitation rules. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their own tax advisers with respect to these rules.

      A U.S. Holder that purchases shares with previously owned foreign currency generally will recognize ordinary income or loss in an amount equal to any difference between the U.S. Holder's tax basis in the foreign currency and the U.S. dollar value of the foreign currency at the spot rate on the date the shares are purchased. The U.S. Holder's basis in the shares generally will be equal to the U.S. dollar value of the foreign currency at the spot rate on the date of the purchase (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder that receives foreign currency upon sale or other disposition of the shares will realize an amount equal to the U.S. dollar value of the foreign currency on the date of the sale or other disposition (or, if the shares are traded on an established securities market, in the case of cash basis and electing accrual basis taxpayers, the settlement date). A U.S. Holder will have tax basis in the foreign currency received equal to the U.S. dollar amount realized. Any gain or loss realized by a U.S. Holder upon a subsequent disposition of foreign currency (including upon an exchange for U.S. dollars) will be ordinary income or loss.

Passive Foreign Investment Company Considerations

      It is possible that we will be treated as a passive foreign investment company for U.S. federal income tax purposes for our current taxable year, or for future taxable years. However, an actual determination of passive foreign investment company status is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. Accordingly, there can be no assurance that we will not become a passive foreign investment company in the future.

      In general terms, we will be a passive foreign investment company with respect to a taxable year if either:

    . 75% or more of our gross income in such taxable year is passive income; or

    . the average quarterly percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.

      For this purpose, if we own (directly or indirectly) at least 25% (by value) of the stock of another corporation, we will be treated as if we had directly received our proportionate share of the gross income of the other corporation and as if we directly owned our proportionate share of the assets of the other corporation. In addition, the IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

      If we were classified as a passive foreign investment company, unless a U.S. Holder timely made one of specific available elections, a special tax regime would apply to both:

    . any "excess distribution," which would be such U.S. Holder's share of distributions on the shares in any year that are greater than 125% of the average annual distributions on the shares received by the U.S. Holder in the three preceding years or the U.S. Holder's holding period for the shares, if shorter; and

    . any gain realized on the sale or other disposition of the shares held by the U.S. Holder for more than one taxable year.

      Under this regime, any excess distribution and any gain so realized would be treated as ordinary income and would be subject to tax as if:

    . the excess distribution or gain had been realized ratably over the U.S. Holder's holding period;

    . the amount deemed realized had been subject to tax in each year of that holding period at the highest applicable tax rate; and

    . the interest charge generally applicable to underpayment of tax had been imposed on the taxes deemed to have been payable in each of those years in which we were classified as a passive foreign investment company.

      In addition, the estate of an individual U.S. Holder who dies while owning shares may not be eligible to step-up the tax basis of the shares.

      The foregoing rules with respect to distributions and dispositions may be avoided if a U.S. Holder is eligible for and timely makes a valid "mark-to-market" election. If a mark-to-market election is made, the U.S. Holder will, in general, include as ordinary income each year the excess, if any, of the fair market value of its shares for that year (measured at the close of the U.S. Holder's taxable year) over its adjusted tax basis in the shares. The U.S. Holder will also be allowed an ordinary loss each year of the excess, if any, of its adjusted tax basis over the fair market value of its shares, but only to the extent of the net amount of previously included mark-to-market income as a result of the mark-to-market election. The U.S. Holder's tax basis in the shares will be adjusted to reflect these income or loss amounts. The mark-to-market election is made on a shareholder-by-shareholder basis and, once made, can only be revoked with the consent of the Internal Revenue Service. Assuming the shares are regularly traded, the mark-to-market election would be available with respect to the shares.

      Each U.S. Holder is urged to consult its own tax advisor concerning the potential application of the passive foreign investment company rules to the U.S. Holder's ownership and disposition of shares.

U.S. Backup Withholding and Information Reporting

      In general, information reporting requirements will apply to dividends in respect of the shares and the proceeds received on the sale or disposition of the shares paid within the United States, and in certain cases outside of the United States, to a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation, and a 31% backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability.

                                  UNDERWRITING

General

      Subject to the terms and conditions described in a purchase agreement among us and each of the underwriters named below, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                        Number
          Underwriter                                                  of Shares
          -----------                                                  ---------
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
     Chase Securities Inc.............................................
     CIBC World Markets Inc...........................................
                                                                       ---------
          Total....................................................... 4,750,000
                                                                       =========

      The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities legislation, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      This offering is being made concurrently in the United States and in all of the provinces and territories of Canada. The common shares will be offered in the United States through the underwriters either directly or through their respective U.S. broker-dealer affiliates or agents. The common shares will be offered in all of the provinces and territories of Canada by Merrill Lynch Canada Inc., the Canadian affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and CIBC World Markets Inc. Subject to applicable law, the underwriters may offer the common shares outside the United States and Canada.

      The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions, Discounts and Expenses

      The underwriters have advised us that they propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus, and to dealers at that price less a concession not in excess
of $    per share. The underwriters may allow, and the dealers may reallow, a
discount not in excess of $    per share to other dealers. After the initial
public offering, the public offering price, concession and discount may be changed.

      We will sell the shares to the underwriters at a per-share price of $   ,
which represents the public offering price of $    per share less a commission
of $    per share that we will pay to the underwriters. This commission, which
equals   % of the public offering price, is the underwriters' compensation. The following table shows the public offering price, underwriting commission and proceeds before expenses to ImagicTV. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                          Per Share Without Option With Option
                                          --------- -------------- -----------
     Public offering price...............      $           $             $
     Underwriting commission.............      $           $             $
     Proceeds, before expenses, to
      ImagicTV...........................      $           $             $

      The public offering price for common shares offered in the United States is payable in U.S. dollars and the public offering price for common shares offered in Canada is payable in Canadian dollars. The Canadian public offering price is the approximate equivalent of the offering price to the public in the United States based on the prevailing Canadian-U.S. dollar exchange rate as of the date of this prospectus.

      The expenses of this offering, not including underwriting commissions, are estimated at approximately $2.2 million and are payable by us, as set forth in the following table:

     SEC registration fee.......................................... $   18,748
     National Association of Securities Dealers ("NASD") filing
      fee..........................................................      7,600
     Nasdaq National Market fee....................................     67,000
     Filing fees with Canadian securities regulatory
      authorities(/1/).............................................     28,700
     The Toronto Stock Exchange fee................................     34,000
     U.S. state securities law qualification fees and expenses.....     10,000
     Printing and engraving expenses...............................    325,000
     Accountant's fees and expenses................................    250,000
     Legal fees and expenses.......................................  1,200,000
     Miscellaneous.................................................    258,952
                                                                    ----------
       Total....................................................... $2,200,000
                                                                    ==========

    --------
    (1) This assumes that 15% of the shares in the offering will be sold in Canada.

Over-Allotment Option

      We have granted an option to the underwriters to purchase up to 712,500 additional common shares at the public offering price. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to customary conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table. We will pay the underwriters the underwriting commission for each additional common share purchased.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8% of the common shares offered by this prospectus for sale to our directors and officers and some of their family members, and to some of our consultants, employees and business associates. If these persons purchase reserved shares, this will reduce the number of common shares available for sale to the general public. Any reserved shares that are not orally confirmed for purchase within one day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

      Purchasers of common shares pursuant to the reserved share program generally will not be subject to lockup agreements in respect of the common shares so purchased unless required by the Conduct Rules of the

NASD. The NASD's conduct rules will require that some purchasers of common shares who are affiliated or associated with NASD members or who hold senior positions at financial institutions or members of their immediate families be subject to three-month lockup agreements.

No Sales of Common Shares or Similar Securities

      We and our officers, directors and all of our existing shareholders have agreed, with limited exceptions, not to sell or transfer any common shares for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Specifically, we and these other individuals and entities have agreed not to directly or indirectly

    .  offer, pledge, sell or contract to sell any common shares;

    .  sell any option or contract to purchase any common shares;

    .  purchase any option or contract to sell any common shares;

    .  grant any option, right or warrant for the sale of any common shares;

    .  lend or otherwise dispose of or transfer any common shares;

    . file, or request or demand that we file, a registration statement related to the common shares; or

    . enter into any swap or other agreement that transfers all or any portion of the economic consequence of ownership of any common shares, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to common shares and to securities convertible into or exchangeable or exercisable for or repayable with common shares. It also applies to common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. Merrill Lynch may waive this lockup provision with respect to one or more shareholders at any time or from time to time without notice.

No Public Market

      After pricing of this offering, we expect that our common shares will be quoted on the Nasdaq National Market under the symbol "IMTV" and listed on The Toronto Stock Exchange under the symbol "IMT."

      Before this offering, there has been no public market for our common shares. The initial public offering price will be determined through negotiations among us and the underwriters. In addition to prevailing market conditions, the principal factors considered in determining the initial public offering price include:

    . the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

    .  our financial information;

    . the history of, and the prospects for, our company and the industry in which we compete;

    . an assessment of our management, our past and present operations and the prospects for, and anticipated timing of, future revenues;

    .  the present state of our development; and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the common shares may not develop. It is also possible that after the offering, the common shares will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the common shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the common shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common shares. However, the representatives may engage in transactions that stabilize the price of our common shares, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the common shares in connection with the offering, that is, if they sell more common shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment described above. Purchases of common shares to stabilize their price or to reduce a short position may cause the price of the common shares to be higher than it might be in the absence of such purchases.

      The underwriters may also impose a penalty bid on underwriters and selling group members. This means that if the underwriters purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of the shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Pursuant to policy statements issued by the securities commissions of several Canadian provinces, including the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec, the underwriters may not, throughout the period of distribution, bid for or purchase common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the common shares. Those exceptions include a bid or purchase permitted under the by-laws and rules of The Toronto Stock Exchange relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this offering and pursuant to the first mentioned exception, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the common shares at levels other than those which might otherwise prevail on the open market.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Electronic Prospectus

      Merrill Lynch, Pierce, Fenner & Smith Incorporated will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet website maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch website is not part of this prospectus.

UK Selling Restrictions

      Each underwriter has agreed that:

    . it has not offered or sold and will not offer or sell any common shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

    . it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom; and

    . it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of common shares to a person who is of a kind described in
       Article 11(3) of the Financial Services Act 1986 (Investments Advertisements) (Exemptions) Order 1996 as amended by the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1997 or is a person to whom the document may otherwise lawfully be issued or passed on.

No Public Offering Outside the United States and Canada

      No action has been or will be taken in any jurisdiction (except in the United States and Canada) that would permit a public offering of our common shares, or the possession, circulation or distribution of this prospectus or any other material relating to our company or common shares in any jurisdiction where action for that purpose is required. Accordingly, our common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of that country or jurisdiction.

      Purchasers of the common shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price on the cover page of this prospectus.

Other Relationships

      Merrill Lynch, Pierce, Fenner & Smith Incorporated has acted as sole placement agent with respect to our sale of shares to AOL and Cisco. Merrill Lynch, Pierce, Fenner & Smith Incorporated has received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

      The validity of the common shares offered in this prospectus and certain legal matters concerning the common shares in connection with the offering will be passed upon for us by McCarthy Tetrault, Toronto, Ontario, concerning matters of Canadian law, and Fried, Frank, Shriver, Harris & Jacobson (a partnership including professional corporations), New York, New York, concerning matters of U.S. law.

      Certain legal matters in connection with the offering will be passed upon for the underwriters by Torys, Toronto, Ontario, concerning matters of Canadian law, and Shearman & Sterling, New York, New York, concerning matters of U.S. law.

                                    EXPERTS

      Our consolidated financial statements as of February 28, 1999 and February 29, 2000 and for the period from our inception on December 24, 1997 to February 28, 1998 and for the fiscal years ended February 28, 1999 and February 29, 2000 included in this prospectus have been so included in reliance on the report of KPMG LLP, Chartered Accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP's address is 4120 Yonge Street, Suite 500, Toronto, Ontario M2P 2B8, Canada.

                  ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

      We are governed by the laws of Canada. Most of our directors and officers and the experts named in this prospectus are residents of Canada or other jurisdictions outside the United States, and all or a substantial portion of their assets and our assets are located outside the United States. As a result, it may be difficult for shareholders to effect service within the United States upon those directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability provisions of the U.S. federal securities laws. We have been advised by McCarthy Tetrault, our Canadian counsel, that there is doubt as to the enforceability in Canada against us or against our directors, officers and experts who are not residents of the United States, in original actions or in actions for enforcement of judgments rendered by U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form F-1 under the Securities Act, and the rules and regulations promulgated thereunder, concerning the common shares offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in or annexed as exhibits or schedules to the registration statement. Any statement in this prospectus about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this prospectus. You must review the exhibits themselves for a complete description of the contract or document.

      You may review a copy of the registration statement, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at

1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

      You may read and copy any reports, statements or other information that we file with the SEC at the addresses indicated above, and you may also access them electronically at the website set forth above. These SEC filings are also available to the public from commercial document retrieval services.

      We are a "foreign private issuer" as defined in Rule 405 of the Securities Act. As a foreign private issuer, we are exempt from provisions of the Securities Exchange Act of 1934, as amended, which prescribe the furnishing and content of proxy statements to shareholders and relating to short swing profits reporting and liability.

      Following consummation of the offering, we will be required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions at their public reference rooms. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC's electronic document gathering and retrieval system (EDGAR).

      Copies of any documents referred to in this prospectus and filed with the SEC can be obtained without charge by contacting our secretary, c/o ImagicTV Inc., One Brunswick Square, 14th Floor, Saint John, New Brunswick, Canada, telephone number: (506) 631-3000. In order to obtain timely delivery of these documents, you must request this information no later than five business days before the date on which you would like to receive the documents.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of KPMG LLP, Independent Auditors.................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Shareholders' Equity............................. F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

      When the transaction referred to in note 11(a) of the Notes to Consolidated Financial Statements has been consumated, we will be in a position to render the following report.

                                                      KPMG LLP

      INDEPENDENT AUDITORS' REPORT TO BOARD OF DIRECTORS OF IMAGICTV INC.

      We have audited the consolidated balance sheets of ImagicTV Inc. as at February 29, 2000 and February 28, 1999, and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 29, 2000 and February 28, 1999, and for the period from December 24, 1997 (inception) to February 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2000 and February 28, 1999 and the results of its operations and its cash flows for the years ended February 29, 2000 and February 28, 1999, and for the period from December 24, 1997 (inception) to February 28, 1998 in accordance with Canadian generally accepted accounting principles.

      Canadian generally accepted accounting principles differ in some respects from accounting principles generally accepted in the United States (note 10).

Chartered Accountants

Toronto, Canada

May 25, 2000, except as to note 11 which is as of October     , 2000.

                                 ImagicTV Inc.

                          Consolidated Balance Sheets
            (In thousands of U.S. dollars, except number of shares)

                                           February 28, February 29, August 31,
                                               1999         2000        2000
                                           ------------ ------------ ----------
                                                                     (unaudited)
Assets
Current assets:
 Cash and cash equivalents...............     $  603       $6,396     $   619
 Accounts receivable, trade..............         46        1,230         539
 Accounts receivable, trade-related
  parties................................        416          749         147
 Unbilled revenues.......................         --           --       1,081
 Inventory...............................        229           --         404
 Prepaid expenses, deposits and other
  receivables............................      1,218          195         353
                                              ------       ------     -------
Total current assets.....................      2,512        8,570       3,143
Defered charges related to initial public
 offering................................         --           --         886
Capital assets (note 2)..................        641        1,289       2,003
                                              ------       ------     -------
Total assets.............................     $3,153       $9,859     $ 6,032
                                              ======       ======     =======
Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable........................     $   99       $  240     $   685
 Accrued liabilities.....................        230          396       1,356
 Payable to related parties..............         32          324         934
 Deferred revenue and customer deposits..        299        1,430         566
 Current portion of long-term debt (note
  3).....................................         --           26          26
                                              ------       ------     -------
Total current liabilities................        660        2,416       3,567
Long-term debt (note 3)..................         --        1,737       1,711
Shareholders' equity (notes 4 and 11(a)):
 Authorized:
  Unlimited common shares, no par value
  Unlimited preferred shares, no par
   value
 Issued and outstanding:
  17,559,125 Common Shares at August 31,
   2000 (February 29, 2000--17,548,653;
   February 28, 1999--11,130,552)........      5,658       14,489      17,632
  Nil preferred shares at August 31,
   2000..................................         --           --          --
 Reporting currency translation
  adjustments............................         13           41         (62)
 Deferred stock-based compensation (note
  4(c))..................................         --           --      (3,042)
 Accumulated deficit.....................     (3,178)      (8,824)    (13,774)
                                              ------       ------     -------
Total shareholders' equity...............      2,493        5,706         754
                                              ------       ------     -------
Total liabilities and shareholders'
 equity..................................     $3,153       $9,859     $ 6,032
                                              ======       ======     =======



        See accompanying notes to the consolidated financial statements.

                                 ImagicTV Inc.

                     Consolidated Statements of Operations
            (In thousands of U.S. dollars, except per share amounts)

                                                                        Six Months
                             Period from                                   Ended
                          December 24, 1997  Year Ended   Year Ended    August 31,
                           (Inception) to   February 28, February 29, ----------------
                          February 28, 1998     1999         2000      1999     2000
                          ----------------- ------------ ------------ -------  -------
                                                                        (unaudited)
Revenues:
 License fees- related
  parties...............       $   --         $    --      $   671    $    --  $    --
 - third parties........           --              --          713         --    2,055
 Royalty fees- related
  parties...............           --              --           --         --       66
 - third parties........           --              --           --         --        4
 Services- related
  parties...............           --              --          110         22      104
 - third parties........           --              --          283        188      233
 Equipment- related
  parties...............           --             462          205         --    1,056
 - third parties........           --               3          116          6       51
                               ------         -------      -------    -------  -------
Total revenues..........           --             479        2,098        216    3,569
Cost of revenues:
 Services...............           --              --          657        237      673
 Equipment..............           --             604          331          4    1,030
                               ------         -------      -------    -------  -------
Total cost of revenues..           --             604          988        241    1,703
                               ------         -------      -------    -------  -------
Gross profit (loss).....           --            (125)       1,110        (25)   1,866
Operating expenses:
 Sales and marketing....           18             543        2,325        823    2,731
 Research and
  development...........           66           2,014        4,084      1,606    3,169
 General and
  administrative........           26             344          827        347    1,002
                               ------         -------      -------    -------  -------
Total operating
 expenses...............          110           2,901        7,236      2,776    6,902
                               ------         -------      -------    -------  -------
Loss from operations....         (110)         (3,026)      (6,126)    (2,801)  (5,036)
Interest income
 (expense), net.........           --              (1)         121         48       79
Forgivable government
 assistance (note 3)....           --              --          434        431       --
Foreign exchange gain
 (loss).................           --             (24)         (31)        (9)      37
                               ------         -------      -------    -------  -------
Loss before provision
 for income taxes.......         (110)         (3,051)      (5,602)    (2,331)  (4,920)
Provision for income
 taxes (note 5).........           --             (17)         (44)       (24)     (30)
                               ------         -------      -------    -------  -------
Net loss................       $ (110)        $(3,068)     $(5,646)   $(2,355) $(4,950)
                               ======         =======      =======    =======  =======
Basic and diluted net
 loss per share.........       $(0.05)        $ (0.57)     $ (0.40)   $ (0.19) $ (0.28)
                               ======         =======      =======    =======  =======
Weighted average number
 of shares used in
 computing basic and
 diluted net loss per
 share (000s)...........        2,331           5,336       13,968     12,495   17,556

        See accompanying notes to the consolidated financial statements.

                                 ImagicTV Inc.

                Consolidated Statements of Shareholders' Equity
                         (In thousands of U.S. dollars)

                                            Deferred                  Reporting
                          Common Shares    Stock-Based                Currency       Total
                          -------------- Compensation on Accumulated Translation Shareholders'
                          Number Amount   Stock Options    Deficit   Adjustments    Equity
                          ------ ------- --------------- ----------- ----------- -------------
                          (000s)
Balances, December 24,
 1997 (inception).......      -- $    --     $    --      $      --     $  --       $    --
Net loss................      --      --          --           (110)       --          (110)
Reporting currency
 translation
 adjustments............      --      --          --             --        (1)           (1)
Issuance of shares......   2,331       2          --             --        --             2
                          ------ -------     -------      ---------     -----       -------
Balances, February 28,
 1998...................   2,331       2          --           (110)       (1)         (109)
Net loss................      --      --          --         (3,068)       --        (3,068)
Reporting currency
 translation
 adjustments............      --      --          --             --        14            14
Issuance of shares......   8,800   5,656          --             --        --         5,656
                          ------ -------     -------      ---------     -----       -------
Balances, February 28,
 1999...................  11,131   5,658          --         (3,178)       13         2,493
Net loss................      --      --          --         (5,646)       --        (5,646)
Reporting currency
 translation
 adjustments............      --      --          --             --        28            28
Issuance of shares......   6,418   8,831          --             --        --         8,831
                          ------ -------     -------      ---------     -----       -------
Balances, February 29,
 2000...................  17,549  14,489          --         (8,824)       41         5,706
Net loss................      --      --          --         (4,950)       --        (4,950)
Amortization of deferred
 stock-based
 compensation...........      --      --          92             --        --            92
Deferred stock-based
 compensation...........      --   3,134      (3,134)            --        --            --
Reporting currency
 translation
 adjustments............      --      --          --             --      (103)         (103)
Issuance of shares......      10       9          --             --        --             9
                          ------ -------     -------      ---------     -----       -------
Balances, August 31,
 2000 (unaudited).......  17,559 $17,632     $(3,042)     $(13,774)     $ (62)      $   754
                          ====== =======     =======      =========     =====       =======


        See accompanying notes to the consolidated financial statements.

                                 ImagicTV Inc.

                     Consolidated Statements of Cash Flows
                         (In thousands of U.S. dollars)

                            Period from                              Six Months Ended
                         December 24, 1997  Year Ended   Year Ended     August 31,
                          (Inception) to   February 28, February 29, ------------------
                         February 28, 1998     1999         2000       1999      2000
                         ----------------- ------------ ------------ --------  --------
                                                                        (unaudited)
Cash flows from
 operating activities:
 Net loss...............       $(110)        $(3,068)     $(5,646)   $ (2,355) $ (4,950)
 Items not involving
  cash:
  Depreciation and
   amortization.........           1             163          483         204       484
  Non-monetary
   transaction
   (note 7(b))..........          --              --         (102)         --        --
  Stock-based
   compensation.........          --              --           --          --        92
 Change in operating
  assets and
  liabilities:
  Accounts receivable,
   trade................          --             (33)      (1,160)       (364)      670
  Accounts receivable,
   trade-related
   parties..............          --            (419)        (312)        421       588
  Unbilled revenues.....          --              --           --          --    (1,078)
  Inventory.............          --            (231)         234         (30)     (402)
  Prepaid expenses,
   deposits, and other
   receivables..........         (14)         (1,228)       1,052         147      (157)
  Accounts payable and
   accrued liabilities..          53             280          289         371     1,411
  Payable to related
   parties..............          --              32          286         (33)      612
  Deferred revenue and
   customer deposits....          --             301        1,099         542      (839)
  Advances from
   shareholders.........         342            (328)          --          --        --
                               -----         -------      -------    --------  --------
 Cash from (used in)
  operating activities..         272          (4,531)      (3,777)     (1,097)   (3,569)
Cash flows from
 investing activities:
 Purchases of capital
  assets................         (31)           (780)        (992)       (433)   (1,215)
                               -----         -------      -------    --------  --------
 Cash used in investing
  activities............         (31)           (780)        (992)       (433)   (1,215)
Cash flows from
 financing activities:
 Issuance of common
  shares................           2           5,656        8,831       1,676         9
 Proceeds from long-term
  debt..................          --              --        1,763       1,711        --
 Deferred charges
  related to initial
  public offering.......          --              --           --          --      (886)
                               -----         -------      -------    --------  --------
 Cash from financing
  activities............           2           5,656       10,594       3,387      (877)
Effect of foreign
 currency exchange
 adjustments............           2              13          (32)         10      (116)
                               -----         -------      -------    --------  --------
Increase (decrease) in
 cash and cash
 equivalents............         245             358        5,793       1,867    (5,777)
Cash and cash
 equivalents, beginning
 period.................          --             245          603         603     6,396
                               -----         -------      -------    --------  --------
Cash and cash
 equivalents, end of
 period.................       $ 245         $   603      $ 6,396    $  2,470  $    619
                               =====         =======      =======    ========  ========
Supplemental cash flow
 information:
 Cash paid for taxes....       $  --         $    17      $    44    $     16  $     31

                  See accompanying notes to the consolidated financial
            statements.

                                 ImagicTV Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               (In U.S. dollars)

      ImagicTV was incorporated on December 24, 1997 and commenced operations on January 5, 1998. ImagicTV develops and licenses infrastructure software products and provides related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers' televisions and personal computers over a broadband network.

1.    Significant accounting policies:

      These financial statements are stated in U.S. dollars, except as otherwise noted. They have been prepared in accordance with accounting principles generally accepted in Canada which, except as disclosed in note 10, conform, in all material respects, with accounting principles generally accepted in the U.S.

    (a) Consolidation:

            These consolidated financial statements include the accounts of ImagicTV and its wholly owned subsidiaries, iMagicTV (US), Inc., and ImagicTV (UK) Limited. All intercompany transactions and balances are eliminated on consolidation.

    (b) Second quarter financial statements:

            The financial position as of August 31, 2000 and the results of operations and changes in cash flows for the six months ended August 31, 1999 and 2000 are unaudited. The unaudited financial statements, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such unaudited periods.

    (c) Currency translation:

            Monetary assets and liabilities of ImagicTV and of its wholly owned subsidiary that are denominated in foreign currencies are translated into Canadian dollars (which is considered to be the measurement currency) at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. Transactions included in operations are translated at the average rate for the period. Exchange gains and losses resulting from the translation of these foreign-denominated amounts are reflected in the consolidated statement of operations in the period in which they occur.

            As ImagicTV's reporting currency is the U.S. dollar, ImagicTV translates consolidated assets and liabilities denominated in Canadian dollars into U.S. dollars at the exchange rate prevailing at the balance sheet date, and the consolidated results of operations at the average rate for the period. Cumulative translation adjustments are included as a separate component of shareholders' equity.

    (d) Use of estimates:

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                                 ImagicTV Inc.

                               (In U.S. dollars)


    (e) Cash and cash equivalents:

            All highly liquid investments, with an original maturity of three months or less at the time of purchase, are classified as cash equivalents.

    (f) Inventory:

            Inventory is recorded at the lower of cost, determined on an average basis, and net realizable value.

    (g) Capital assets:

            Capital assets are stated at cost, net of accumulated depreciation and amortization, and are amortized over their estimated useful lives. Leasehold improvements are recorded at cost and are amortized over the lesser of their useful lives or the term of the related lease. Expenditures for maintenance and repairs have been charged to the statement of operations as incurred.

        Depreciation and amortization are computed using the straight-line method as follows:

       Computer hardware..........................................       2 years
       Office furniture and equipment.............................       5 years
       Leasehold improvements..................................... Term of lease
       Software licenses..........................................       2 years

            ImagicTV regularly reviews the carrying values of its capital assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the statement of operations for the excess. No capital asset write-downs have been recorded by ImagicTV.

    (h) Revenue recognition:

            ImagicTV's revenue recognition policies are in accordance with the guidance provided in Section 3400 "Revenue" of the Canadian Institute of Chartered Accountants Handbook, Statement of Position ("SOP") 97-2 "Software Revenue Recognition" and SOP 98-9 "Modification of SOP 97-2 Software Revenue Recognition with Respect to Certain Transactions" of the American Institute of Certified Public Accountants.

            ImagicTV's revenues are derived primarily from license fees (which includes installation), royalty fees and service elements. Service elements, which include maintenance and technical support, training, consulting and other services, are not essential to the functionality of ImagicTV's licensed products. ImagicTV does not deliver any product or service over the internet or through some other hosting arrangement.

            In cases where ImagicTV sells a multi-element arrangement, the fees are allocated to the elements based on ImagicTV-specific objective evidence of each element's fair value. Vendor specific objective evidence used in determining the fair value of license revenue is based on the

                                 ImagicTV Inc.

                               (In U.S. dollars)

      price charged by ImagicTV when the same element is sold separately to a customer of a similar size and nature. Vendor specific objective evidence used in determining the fair value of training, consulting and other services is based on the standard hourly rates per diem for the type of service being provided multiplied by the estimated time to complete the task. Vendor specific objective evidence used in determining the fair value of maintenance and technical support is based on a percentage of the license fee revenue. Fees related to the delivery of multi-element arrangements are non-refundable.

            Revenues from product elements consist primarily of license and royalty fees. Up front licence fees are recognized when a contract with a customer has been executed, delivery and acceptance of the software have occurred, the license fee is fixed and determinable, and collection of the related receivable is deemed probable by management. Royalty fees are either in the form of a one-time per subscriber activation royalty payment or a monthly royalty fee based upon the number of active subscribers at the end of each month. One-time royalties are recognized quarterly based on the net increase in the number of subscribers at the end of each quarter. Monthly royalty fees are recognized monthly based on the number of active subscribers at the end of each month.

            Service revenues from training, consulting and other services are recognized when the services are performed. Losses on professional services contracts, if any, are recognized at the time such losses are identified. To date, ImagicTV has not incurred any significant losses on professional service contracts.

            Maintenance and technical support revenues paid in advance are non-refundable and are recognized ratably over the terms of the agreements, which are typically 12 months.

            Product, service and equipment revenues that have been prepaid but do not yet qualify for recognition as revenue under ImagicTV's revenue recognition policy are reflected as deferred revenues on ImagicTV's balance sheet.

            Product revenues that have been recognized as revenues under ImagicTV's revenue recognition policy but for which the cash proceeds are not yet due are reflected as unbilled revenue. Unbilled revenue primarily represents future installment payments on license fee revenue which are due within twelve months from the balance sheet date.

    (i) Research and development expenses:

            Costs related to research, design and development of software products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. To date, completing a working model of ImagicTV's product and the general release of the product have substantially coincided. As a result, ImagicTV has not capitalized any software development costs since such costs have not been significant.

                                 ImagicTV Inc.

                               (In U.S. dollars)

            Research and development arrangements funded by third parties are accounted for either as an obligation to perform contractual services or as an obligation to repay the funding party, depending upon the specific nature of the funding arrangement, including whether ImagicTV has an intent or obligation to repay and the nature of the relationship between ImagicTV and the funding party. If the contract is determined to be a contract to perform contractual services, the funding is recorded as either revenue over the period in which the development activity is conducted, if ImagicTV is at risk for the research and development costs incurred, or an offset to the expenses incurred. If the contract is determined to be an obligation to repay the funding party, the funding received is recorded as a liability as the funds are advanced. This accounting policy is consistent with accounting principles generally accepted in both Canada and the United States.

    (j) Investment tax credits:

            ImagicTV is entitled to Canadian federal and provincial investment tax credits which are earned as a percentage of eligible research and development expenditures incurred in each taxation year. Investment tax credits are available to be applied against future tax liabilities, subject to a 10-year carry-forward period. Investment tax credits are accounted for as a reduction of the related expenditure for items of a current nature and a reduction of the related asset cost for items of a long-term nature, provided that ImagicTV has reasonable assurance that the tax credits will be realized. To date, no investment tax credits have been recognized.

    (k) Income taxes:

            Income taxes are accounted for under the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. A substantive enacted rate is only used when the proposed tax rate change is specified in sufficient detail to be understood and applied in practice and has been drafted and tabled in legislative or regulatory form with the appropriate governing bodies.

    (l) Stock-based compensation:

            ImagicTV uses the intrinsic value method to account for its stock-based employee compensation plan. As such, deferred stock-based compensation is recorded if it is determined that on the date of grant the fair market value of each underlying common share exceeded the exercise price per share. Deferred stock-based compensation is recognized as an expense over the vesting period of the option.

                                 ImagicTV Inc.

                               (In U.S. dollars)


    (m) Fair value:

            Financial instruments consist of cash and cash equivalents, accounts receivable trade, accounts receivable trade-related parties, accounts payable, payable to related parties and accrued liabilities. The carrying values for these financial instruments approximate their fair values due to the relatively short periods to maturity of the instruments. In addition, the carrying value of long-term debt obligation approximates its fair values. ImagicTV determines the fair value of its financial instruments based on quoted market values or discounted cash flow analyses for instruments having similar terms and financing characteristics.

    (n) Concentration of credit risk:

            Financial instruments that potentially expose ImagicTV to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable trade and unbilled revenues. Cash and cash equivalents consist primarily of deposits with major commercial banks and highly liquid investments, the maturities of which are three months or less from the date of purchase. ImagicTV performs periodic credit evaluations of the financial condition of its customers.

            At August 31, 2000, 91% of the accounts receivable and unbilled revenues were concentrated with three customers. At February 29, 2000, 77% of the accounts receivable were concentrated with three customers, and at February 28, 1999, 90% of accounts receivable were concentrated with one customer. Allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

2.Capital assets (in thousands):

                                         February 28, February 29, August 31,
                                             1999         2000        2000
                                         ------------ ------------ ----------
                                                                   (unaudited)
     Computer hardware..................     $466        $1,142      $1,541
     Office furniture and equipment.....      241           478         926
     Leasehold improvements.............       59           165         244
     Software licenses..................       38           165         218
                                             ----        ------      ------
                                              804         1,950       2,929
     Less accumulated depreciation and
      amortization......................      163           661         926
                                             ----        ------      ------
     Net book value.....................     $641        $1,289      $2,003
                                             ====        ======      ======

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)


3.Long-term debt:

      During the year ended February 29, 2000, ImagicTV, through an application filed by Newbridge Networks Corporation (an ImagicTV shareholder), was granted a government assistance loan ("Repayable Loan") in the amount of C$2,560,000 ($1,766,000) and a forgivable loan ("Forgivable Loan") in the amount of C$640,000 ($434,000) by the Government of the Province of New Brunswick, Canada, to assist ImagicTV in creating research and development employment in New Brunswick. The Forgivable Loan was fully forgiven as advanced and recognized in the statement of operations as forgivable government assistance. The Repayable Loan is unsecured and repayable in annual installments equal to 1.5% of the license fee revenues of the immediately preceding year, and the balance, if any, is due on February 25, 2006. The Repayable Loan is interest-free until February 25, 2006 and, if not paid at that date, thereafter will bear interest at 6.3% per annum. In addition, the Repayable Loan is subject to accelerated repayment if the total number of full-time employees employed in the Province of New Brunswick falls below 60 at any time during the year ended February 28, 2001 or below 92 at any time during the year ended February 28, 2002. As at August 31, 2000, the number of full-time employees employed in the Province of New Brunswick, if approximately 140, exceeded the prescribed amounts.

4.Shareholder's equity:

      Prior to the effective date of the offering (note 11(a)), ImagicTV changed its capital structure by consolidating its share capital by converting the existing Class A common shares, Class B common shares and Class C common shares into a single new class of common shares on a one-for-one basis and by completing a stock split on the assumed basis of 1.1636-for-1. The consolidated financial statements give retroactive effect to these changes in capital structure.

    (a) Description of shares:

      Common Shares

            Each outstanding common share is entitled to one vote at shareholder meetings and is entitled to receive dividends if, as, and when declared by the board of directors. Subject to the rights of holders of shares of any class ranking senior to the common shares, holders of common shares are entitled to receive the remaining property or assets of ImagicTV in the event of liquidation, dissolution or winding-up. The common shares have no preemptive, redemption or conversion rights.

      Preferred Shares

            The board of directors has the authority, without further action by the shareholders, to issue an unlimited number of preferred shares in one or more series. These preferred shares may be entitled to dividend and liquidation preferences over the common shares. The board will be able to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights of any preferred shares issued, including any qualifications, limitations or restrictions. Special rights which may be granted to a series of preferred shares may include dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any of which may be superior to the rights of the common shares.

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)


    (b) Common share issuances:

      (i) ImagicTV was incorporated on December 24, 1997 to facilitate the transfer of certain intellectual property related to a software solution enabling video transfer over high speed Internet Protocol networks (the "Intellectual Property"), from NBTel Inc. to ImagicTV where the Intellectual Property would be further developed and commercialized.

      (ii) On January 1, 1998, ImagicTV entered into a technology transfer agreement with NBTel, whereby NBTel transferred the Intellectual Property to ImagicTV in exchange for 2,327,200 common shares. At January 1, 1998, NBTel owned 100% of ImagicTV's outstanding shares and NBTel was owned by Bruncor Inc., a public company in Canada. As the transaction occurred between companies under common control, the asset transfer has been accounted for at the carrying value of nil.

      (iii) On January 21, 1998, ImagicTV entered into a share subscription agreement providing for the issuance of 2,327 common shares to NBTel and 1,164 common shares to 506048 N.B. Ltd., a subsidiary of Celtic House International ("506NB"), for total proceeds of $2,000. Celtic House International is a private venture capital company otherwise operating at arm's length with ImagicTV and NBTel.

      (iv) On January 5, 1998, ImagicTV entered into a Development Agreement with NBTel and 506NB, whereby NBTel and 506NB jointly engaged the services of ImagicTV to carry out research and development on the Intellectual Property (the "Research Project"). Under the terms of the Development Agreement, all of the technology developed under the Research Project remained the property of NBTel and 506NB. In consideration for the services rendered under the Development Agreement, ImagicTV could have received a contract payment of up to C$4,000,000. On the same date, ImagicTV entered into a Technology Transfer Option Agreement, whereby ImagicTV was granted an option to acquire the technology developed under the Research Project from NBTel and 506NB in exchange for the issuance of common shares of ImagicTV. On January 5, 1998, the inception of the arrangement, it was ImagicTV's intent and NBTel's understanding that upon the completion of the development agreement ImagicTV would exercise the option to acquire the technology developed under the Research Project. As such, the series of transactions has been accounted for as a funded research and development agreement whereby the proceeds received from NBTel and 506NB were recorded as a liability as received; the funds expended on the Research Project were expensed as incurred; and upon the exercise of the option, the liability was extinguished through the issuance of shares with a paid-in-capital amount equal to the funds advanced.

             During the year ended February 28, 1999, ImagicTV received C$2,800,000 ($1,857,000) under the Development Agreement. On January 5, 1999, ImagicTV exercised its option to acquire the technology developed under the Research Project and issued a total of 3,781,700 common shares to NBTel (1,890,850 common shares) and 506NB (1,890,850 common shares). Upon exercise of the option, the Development Agreement terminated. The cash received under the Development Agreement was initially recorded as a liability when received and was subsequently recorded as the paid-up capital for the 3,781,700 common shares issued pursuant to the exercise of the option. Immediately prior to the exercise of the option, ImagicTV's common shares were owned 50.01% by NBTel, 7.91% by 506NB, and

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)

             42.08% by Newbridge. Upon the issuance of the 3,781,700 shares, NBTel owned approximately 47% and 506NB owned approximately 24% of the outstanding shares of ImagicTV.

      (v) On June 22, 1998, ImagicTV issued 2,327,200 common shares to Newbridge Networks Corporation for cash consideration of $1,359,000.

      (vi) During the year ended February 28, 1999, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, allowing for the voting shareholders to be granted a right to subscribe for a portion of any new issuance equal to their percentage ownership of the voting shares (the "Preemptive Rights"), ImagicTV issued an aggregate of 2,690,961 common shares for total cash consideration of $2,440,000.

      (vii) On December 17, 1999, ImagicTV issued 3,808,146 common shares to a group of investors for cash consideration, net of costs, of $6,144,000.

      (viii) During the year ended February 29, 2000, ImagicTV issued an aggregate of 791,694 common shares to employees for total cash consideration, net of costs, of $1,011,000.

      (ix) During the year ended February 29, 2000, pursuant to the Preemptive Rights granted to the shareholders of ImagicTV in the Shareholders' Agreement, the Company issued 1,818,261 common shares for cash consideration of $1,676,000.

      (x) During the six months ended August 31, 2000, ImagicTV issued an aggregate of 10,473 common shares to employees for a total cash consideration of $9,000.

    (c) Stock option plan:

            In February 1998, ImagicTV established a Key Employee Stock Option Plan (the "1998 Plan"). Options granted under the 1998 Plan had a maximum term of six years and an exercise price per share of no less than the fair market value of the common shares on the date of the option grant as determined by the Board of Directors. The options vested as to 50% after the third anniversary date and 50% after the fourth anniversary date.

            On December 17, 1999, ImagicTV adopted a new stock option plan, the Share Option Plan (the "1999 Plan"). The 1999 Plan allows for the granting of options to acquire common shares to employees, consultants and directors of ImagicTV and its affiliates. Options granted under the 1999 Plan have a maximum term of seven years and an exercise price per share of no less than the fair market value of the common shares as determined by the Board of Directors on the date of the option grant. The options vest annually over four years. ImagicTV has reserved 3,511,825 common shares, for issuance under the 1999 Plan, which is equal to 20% of the outstanding shares of ImagicTV, provided that the Board of Directors has the right to increase the number of shares reserved. The stock options granted under the 1998 Plan are now administered under the 1999 Plan, retaining the number and exercise price of options originally issued but adopting the term and vesting attributes of the new plan.

                                 ImagicTV Inc.

                               (In U.S. dollars)


    A summary of the status of ImagicTV's options as of August 31, 2000 (unaudited) is as follows:

                                         Weighted Average Remaining Number of Options
     Exercise Prices   Number of Options  Contractual Life (Years)     Exercisable
     ---------------   ----------------- -------------------------- -----------------
          $0.58              674,888                4.52                 328,717
           0.94              871,536                5.68                 194,758
           1.17               94,252                6.19                      --
           1.61            1,272,280                6.58                      --
                           ---------                ----                 -------
                           2,912,956                5.82                 523,475
                           =========                ====                 =======

      The following table summarizes options issued:

                                 February 28,     February 28,
                                     1998             1999       February 29, 2000    August 31, 2000
                               ---------------- ---------------- ------------------- -------------------
                                       Weighted         Weighted            Weighted            Weighted
                               Number  Average  Number  Average             Average             Average
                                 of    Exercise   of    Exercise Number of  Exercise Number of  Exercise
                               Options  Price   Options  Price    Options    Price    Options    Price
                               ------- -------- ------- -------- ---------  -------- ---------  --------
                                                                                        (unaudited)
     Outstanding, beginning
      of period..............       --  $  --   378,170  $0.60     849,428   $0.64   2,188,150   $0.96
     Granted.................  378,170   0.60   471,258   0.69   1,399,229    1.21     777,517    1.61
     Cancelled...............       --     --        --     --     (60,507)   0.91     (42,238)   1.02
     Exercised...............       --     --        --     --          --      --     (10,473)   0.83
                               -------  -----   -------  -----   ---------   -----   ---------   -----
     Outstanding, end of
      period.................  378,170  $0.60   849,428  $0.64   2,188,150   $0.96   2,912,956   $1.10
                               =======  =====   =======  =====   =========   =====   =========   =====
     Options exercisable, end
      of period..............       --  $  --    94,543  $0.57     295,205   $0.63     523,475   $0.71

          To August 31, 2000, all stock options have been granted to employees, officers and directors of ImagicTV. ImagicTV recorded deferred stock-based compensation relating to options issued under ImagicTV's option plan amounting to $3,134,000 for the six month period ended August 31, 2000. Amortization of deferred stock-based compensation amounted to $92,000 for the same period and has been recorded as an operating expense during this period.

                                 ImagicTV Inc.

                               (In U.S. dollars)


5. Income taxes:

      During the periods presented, substantially all net losses were generated from business operations in Canada. The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before provision for income taxes. The sources and tax effects of the differences are as follows (in thousands):

                                   Period from                              Six Months Six Months
                                December 24, 1997  Year Ended   Year Ended    Ended      Ended
                                 (Inception) to   February 28, February 29, August 31, August 31,
                                February 28, 1998     1999         2000        1999       2000
                                ----------------- ------------ ------------ ---------- ----------
                                                                                 (unaudited)
     Statutory rate applied
      to loss before
      provision for income
      taxes..................         $(51)         $(1,414)     $(2,583)    $(1,075)   $(2,264)
     Adjustments resulting
      from:
      Taxable portion related
       to capital
       transaction...........           --              856           --          --         --
      Stock based
       compensation not
       deducted for tax......           --               --           --          --         39
      Large Corporation Tax..           --               17           44          24         30
      Other..................           32              134           62          12         20
                                      ----          -------      -------     -------    -------
                                      (19)             (407)      (2,477)     (1,039)    (2,175)
     Unrecognized benefit of
      net operating losses
      carried forward and
      timing differences.....           19              424        2,521       1,063      2,205
                                      ----          -------      -------     -------    -------
     Income taxes............         $ --          $    17      $    44     $    24    $    30
                                      ====          =======      =======     =======    =======

      Significant components of ImagicTV's deferred tax assets are as follows (in thousands):

                                        February 28, February 29, August 31,
                                            1999         2000        2000
                                        ------------ ------------ -----------
                                                                  (unaudited)
     Research and development expenses
      deferred for income tax
      purposes.........................    $  --       $ 1,354      $ 2,398
     Net operating losses carried
      forward..........................      443         1,674        2,878
                                           -----       -------      -------
                                             443         3,028        5,276
     Less valuation allowance..........     (443)       (2,964)      (5,119)
     Deferred tax liability............       --           (64)        (157)
                                           -----       -------      -------
                                           $  --       $    --      $    --
                                           =====       =======      =======

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which ImagicTV operates, and tax planning strategies in making this assessment. In order to fully realize the deferred tax assets, ImagicTV will need to generate future taxable income of approximately $12,000,000 prior to the expiration of the net operating losses carried forward. Due to the uncertainties related to the industry in which ImagicTV operates and the uncertainty of generating taxable income prior to the expiration of losses carried forward, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

                                 ImagicTV Inc.

                               (In U.S. dollars)


      As of August 31, 2000, ImagicTV had approximately $6,243,000 of operating losses carried forward available to reduce future years' taxable income in Canada. These losses and deductions expire as follows: 2005--$40,000; 2006-- $902,000; 2007--$2,634,000; and 2008--$2,667,000.

6.Segmented information:

      ImagicTV operates in a single reportable operating segment, that is, to provide software products to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As of August 31, 2000, substantially all assets related to ImagicTV's operations were located in Canada. Revenue is attributable to geographic location based on the location of the customer, as follows (in thousands):

                                 Period from                              Six Months Six Months
                              December 24, 1997  Year Ended   Year Ended    Ended      Ended
                               (Inception) to   February 28, February 29, August 31, August 31,
                              February 28, 1998     1999         2000        1999       2000
                              ----------------- ------------ ------------ ---------- ----------
                                                                               (unaudited)
     Revenue by geographic
      location:
      Canada.................        $--            $479        $1,362       $ 47      $2,020
      United States..........         --              --            --          6         899
      Europe.................         --              --           736        163         650
                                     ---            ----        ------       ----      ------
                                     $--            $479        $2,098       $216      $3,569
                                     ===            ====        ======       ====      ======

      For the six months ended August 31, 2000, NBTel accounted for approximately 33% of total revenues. In addition, three other customers accounted for 23%, 16% and 15% of total revenues. In the year ended February 29, 2000, NBTel accounted for 38% of total revenues. In addition, two other customers accounted for 31% and 16% of total revenues. NBTel accounted for 97% of total revenues in the year ended February 28, 1999.

7.Related party transactions:

      The nature of the related party transactions is summarized below:

    (a) NBTel and Aliant Inc.:

            On April 16, 1999, ImagicTV entered into a licensing agreement with NBTel, whereby NBTel received a perpetual, non-exclusive license to use ImagicTV's product in the Province of New Brunswick for cash consideration of $334,000 and future one-time royalty payments based on the number of NBTel subscribers to the service. On December 16, 1999, the NBTel license agreement was assigned to Aliant Inc. (the parent company of NBTel) and was amended to include a license for our pcVu product and to expand the geographic territory of the license to include the provinces of Nova Scotia, Prince Edward Island and Newfoundland on an exclusive basis in these provinces. ImagicTV received consideration amounting to C$900,000 ($610,000) payable as to C$500,000 on January 31, 2000 and C$200,000 payable on each of January 31, 2001 and 2002.

                                 ImagicTV Inc.

                               (In U.S. dollars)


            The initial license arrangement dated April 16, 1999 included multiple elements including the delivery of DTV Manager version 1.0 and DTV Manager version 2.0, installation and maintenance and support. For accounting purposes, the entire non-refundable cash consideration was allocated to the various elements based on the specific evidence of their values. DTV Manager version 1.0 was delivered shortly after the execution of the agreement. DTV Manager version 2.0 was not available for delivery at that time. The license fee revenue was deferred until November 1999, the date at which ImagicTV delivered and installed DTV Manager version 2.0. The maintenance fee is being recognized on a straight line basis over the term of the maintenance contract. The future one time royalty payments based on net new subscribers will be recognized as earned.

            Of the additional C$900,000 in consideration to be received in connection with the Aliant Inc. amendment, C$500,000 was recognized as revenue upon the delivery of pcVu in February 2000 and the remaining C$400,000 will only be recognized as revenue when received due to the extended payment terms.

            ImagicTV also sells set-top boxes, at little or no mark-up, to NBTel and Aliant for distribution to their subscribers. Revenue related to the sale of set-top boxes to NBTel amounted to $1,039,000 for the six months ended August 31, 2000, nil for the six months ended August 31, 1999, $180,000 for the year ended February 29, 2000, $462,000 for the year ended February 28, 1999 and nil for the period from December 24, 1997 to February 28, 1998. As of February 29, 2000, ImagicTV had recorded a deposit from NBTel for set-top boxes in the amounts of $635,000 all of which has been applied to shipments of set-top boxes in the six-month period ended August 31, 2000.

            ImagicTV reimburses NBTel for certain operating expenses incurred on its behalf, including premise rent, communications, marketing research and corporate services.

            During the year ended February 29, 2000, ImagicTV advanced excess cash to Aliant Inc. Aliant Inc. paid interest to ImagicTV at the bankers' acceptance rate plus six basis points. The advances were unsecured and repayable on demand. No excess cash is advanced or balance exists on the advances at February 29, 2000 or August 31, 2000. ImagicTV does not anticipate such advances occurring in the future.

    (b) Newbridge Networks Corporation:

            In November 1999, ImagicTV entered into an agreement with a shareholder, Newbridge Networks Corporation ("Newbridge"), whereby Newbridge received a license to use ImagicTV's product for demonstration purposes in exchange for equipment supplied by Newbridge. The transaction was recorded at the fair value of the equipment received from Newbridge amounting to $103,000. In connection with this transaction, ImagicTV recorded license revenue in the same amount.

            In February, 2000, ImagicTV entered into an amendment to the above agreement which provides Newbridge with additional licences to use ImagicTV's product for demonstration purposes. The term of the additional site licences is one year, expiring on February 7, 2001. As of August 31, 2000, ImagicTV has sold additional licenses to Newbridge for aggregate cash consideration of $40,000 of which $27,000 has been recognized.

                                 ImagicTV Inc.

                               (In U.S. dollars)


            In June 2000, ImagicTV provided Newbridge with a 90-day trial license for $17,000 which was used for demonstration purposes. As of August 31, 2000, the $17,000 has been recognized.

            ImagicTV has also supplied Newbridge with set-top boxes at little or no mark-up above cost.

      The following table summarizes the related party transactions and balances (in thousands):

                                 Period from                              Six Months Six Months
                              December 24, 1997  Year Ended   Year Ended    Ended      Ended
                               (Inception) to   February 28, February 29, August 31, August 31,
                              February 28, 1998     1999         2000        1999       2000
                              ----------------- ------------ ------------ ---------- ----------
                                                                               (unaudited)
     Related party
      transactions:
     Revenues
       License and service...        $--            $--          $781        $22       $  170
       Equipment.............         --            462           205         --        1,056
     Operating Expenses......         12            165           469        176          304
     Interest income.........         --             --            87         30           --

                              February 28, February 29,
                                  1999         2000             August 31, 2000
                              ------------ ------------         ---------------
                                                                  (unaudited)
     Related party balances:
       Accounts receivable
        trade................     $416         $749                  $147
       Deferred revenues.....      166          705                    77
       Accounts payable......       32          324                   934

8. Earnings per share:

          Earnings per share has been calculated based on the weighted average number of common shares outstanding. Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares that could potentially dilute basic loss per share in the future, not included in the computation of diluted loss per share because to do so would have been anti-dilutive, amounted to 2,912,956 for the period ended August 31, 2000.

9. Lease commitments:

          Future minimum lease payments under non-cancelable operating leases for premises are as follows (in thousands):

                                                           As of August 31, 2000
                                                           ---------------------
     2001.................................................         $251
     2002.................................................           79
     2003.................................................           80
     2004.................................................           82
     2005.................................................           55
     2006 and thereafter..................................           --

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)


          Included in the lease commitments above are amounts related to an operating lease with a shareholder, NBTel, for office premises. The lease expires on February 28, 2001 with a renewal option of one year. Rental expense under this lease amounted to $121,000 for the six months ended August 31, 2000, $77,000 for the six months ended August 31, 1999, $270,000 for the year ended February 29, 2000, $92,000 for the year ended February 28, 1999, and $7,000 for the period from December 24, 1997 to February 28, 1998.

10.Canadian and U.S. accounting policy differences:

          The financial statements of ImagicTV have been prepared in accordance with generally accepted accounting principles ("GAAP") as applied in Canada. There are no material measurement differences between Canadian GAAP and U.S. GAAP that apply to the consolidated financial statements. Additional disclosures required under U.S. GAAP include the following:

    (a) Accrued liabilities:

            U.S. GAAP requires the disclosure of other current liabilities that exceed 5% of the current liabilities. At August 31, 2000, other current liabilities include $886,000 in professional fees related to ImagicTV's initial public offering. At February 29, 2000 and February 28, 1999, there are no other current liabilities that exceed 5% of the current liabilities.

    (b) Impairment in long-lived assets:

            As described in note 1(g), under Canadian GAAP the amount of a write down in capital assets is calculated by reference to undiscounted future cash flows. Under U.S. GAAP, where the undiscounted future cash flows are less than the carrying value of capital assets, the write down is measured as the excess of the carrying value over the fair value of the assets. In this case fair value may be calculated by reference to a discounted cash flow model. As to date the Company has not recorded a write down under Canadian GAAP, no difference due to the application of Canadian or U.S. accounting principles has arisen.

    (c) Recent accounting pronouncements:

            In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, ImagicTV has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on ImagicTV's financial position or results of operations.

            The U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101), on December 3, 1999. SAB 101 provides additional guidance on the application of existing generally accepted accounting principles to revenue recognition in financial statements. ImagicTV does not expect the guidance of SAB 101 to have a material effect on its financial statements upon adoption.

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)


            The Financial Accounting Standards Board issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), in March 2000. This interpretation clarifies the application of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", with respect to certain issues in accounting for employee stock-based compensation and is generally effective as of July 1, 2000. ImagicTV does not expect FIN No. 44 to have a material effect on its financial statements upon adoption.

    (d) SFAS 123 pro forma information:

            SFAS No. 123, "Employee Stock Compensation" encourages, but does not require, the recording of compensation costs related to stock options granted to employees to be valued at fair value. For companies choosing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income and net income (loss) per share information as if ImagicTV had accounted for its stock options issued under the fair value method. ImagicTV has elected not to adopt the recording of compensation cost for stock options at fair value and, accordingly, a summary of the pro forma impact on the statement of operations granted to employees is presented in the table below (in thousands of dollars except per share amounts):

                                   Period from                              Six Months Six Months
                                December 24, 1997  Year Ended   Year Ended    Ended      Ended
                                 (Inception) to   February 28, February 29, August 31, August 31,
                                February 28, 1998     1999         2000        1999       2000
                                ----------------- ------------ ------------ ---------- ----------
                                                                                 (unaudited)
       Net loss................       $ 110          $3,068       $5,646      $2,355     $4,950
       Compensation expense
        related to the fair
        value of stock
        options................           9              27           69          34         64
                                      -----          ------       ------      ------     ------
       Pro forma net loss......       $ 119          $3,095       $5,715      $2,389     $5,014
                                      =====          ======       ======      ======     ======
       Pro forma net loss per
        share..................       $0.05          $ 0.58       $ 0.41      $ 0.19     $ 0.28
                                      =====          ======       ======      ======     ======

            The fair value of each option granted has been estimated at the date of grant using the minimum value method, which assumes no volatility, and by applying the following assumptions: weighted average risk-free interest rate of 5.42% for the period from December 24, 1997 (inception) to February 28, 1998; 5.18% for the year ended February 28, 1999; 5.76% for the year ended February 29, 2000; 5.09% for the six months ended August 31, 1999 and 6.07% for the six months ended August 31, 2000; dividend yield of 0%; and expected terms equal to the option vesting period.

            ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued was $0.19 $0.17, $0.19, $0.34 and $0.27 for the period from December 24, 1997 (inception) to February 28, 1998, for the years ended February 28, 1999 and February 29, 2000, and for the six months ended August 31, 2000 and 1999 respectively.

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)


    (e) Comprehensive Income:

            In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which establishes standards for reporting and presentation of comprehensive income. This standard defines comprehensive income as the changes in equity of an enterprise, except those resulting from shareholder transactions. For the period from December 24, 1997 (inception) to February 28, 1998 and the year ended February 28, 1999, the difference between net loss and comprehensive loss arises solely from reporting currency translation adjustments. As a result, total comprehensive loss amounted to $111,000 for the period from December 24, 1997 to February 28, 1998; $3,054,000 for the year ended February 28, 1999; $5,618,000 for the year ended February 29, 2000, $2,325,000 for the six months ended August 31, 1999, and $5,053,000 for the six months ended August 31, 2000.

11.Subsequent events

    (a) ImagicTV's Board of Directors has authorized the initial filing of a prospectus with regulatory authorities in Canada and the United States that would permit ImagicTV to sell 4,750,000 common shares in connection with an initial public offering ("IPO"). If the IPO is consummated under the terms presently anticipated, all of ImagicTV's existing Class A common shares, Class B common shares and Class C common shares will be converted into a single new class of common share on a one-for-one basis. In addition, ImagicTV will effect a share split on a basis of 1.1636-for-1. Imagic TV will also create a class of preferred shares issuable in series, none of which will initially be issued.

      The consolidated financial statements give retroactive effect to these changes in capital structure.

    (b) In July 2000, ImagicTV's Board of Directors authorized a private placement of up to $25 million, of which $10 million was reserved for specified existing shareholders. On September 19, 2000, ImagicTV issued warrants to purchase common shares to five existing shareholders for a total cash consideration of $10 million. In October 2000, in connection with the additional private placement described below, the share purchase warrants were converted into 909,061 common shares.

       Pursuant to share subscription agreements, in October 2000 ImagicTV issued 272,719 common shares to America Online, Inc. for aggregate proceeds of $3,000,000 and 1,090,875 common shares to Cisco Systems, Inc. for aggregate proceeds of $12,000,000.

       Concurrently, with the private placement to America Online, ImagicTV entered into an agreement to develop custom applications together with America Online. ImagicTV has agreed to spend up to $3.0 million on research and development related to these custom applications. In connection with ImagicTV's private placement to Cisco Systems, it granted Cisco Systems a right of first negotiation. Pursuant to this right of first negotiation, if ImagicTV's board of directors receives a bona fide offer to acquire ImagicTV's shares or all or substantially all of ImagicTV's assets from any of three specified entities, or if ImagicTV's board of directors votes to initiate a sale to any of these three specified entities of 25% or more of ImagicTV's total voting equity or all or substantially all of ImagicTV's assets, ImagicTV must, within 24 hours, give Cisco Systems notice of the terms of the sale proposal. After ImagicTV delivers this notice, Cisco Systems will

                                 ImagicTV Inc.

                            (Stated in U.S. dollars)

       have ten days to submit a proposal to ImagicTV's board of directors. If ImagicTV's board of directors decides to pursue Cisco Systems' proposal, ImagicTV has agreed to negotiate in good faith exclusively with Cisco Systems for a period of ten days. However, (a) if Cisco Systems does not submit a proposal within ten days of receipt of ImagicTV's notice, (b) if Cisco Systems' proposal is not pursued by ImagicTV's board of directors, or (c) if Cisco Systems and ImagicTV fail to mutually agree on the terms of a transaction, then the right of first negotiation expires as to that proposal, and ImagicTV can negotiate and enter into a definitive agreement with the entity that made the initial proposal. Further, this right of first negotiation terminates (1) in the event that Cisco Systems owns less than 50% of the common shares it purchased on October 6, 2000 or (2) upon the date of the closing of the acquisition of all or substantially all of ImagicTV's assets or an acquisition by ImagicTV of another corporation in which the holders of ImagicTV's outstanding voting equity immediately prior to the transaction own, immediately after the transaction, securities representing less than 50% of the voting equity of the surviving entity.

    [Imagic TV "Eye" logo in the center of page against colored background]
                       Tomorrow's TV on Today's Networks

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      Through and including        , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                4,750,000 Shares


                                 Common Shares

                                ---------------
                                   PROSPECTUS
                                ---------------

                              Merrill Lynch & Co.

                                   Chase H&Q

                               CIBC World Markets


                                      , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+This is an amended preliminary prospectus relating to these securities, a + +copy of which has been filed with the appropriate securities commission or + +other similar regulatory authority of each of the provinces and territories +
+of Canada but which has not yet become final for the purpose of a             +
+distribution to the public. Information contained herein is subject to        +
+completion or amendment. These securities may not be sold to, nor may offers + +to buy be accepted from, residents of such jurisdictions prior to the time a + +receipt for the final prospectus is obtained from the appropriate securities +
+commission or other similar regulatory authority.                             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

       Second Amended Preliminary Prospectus dated November 3, 2000

This amended preliminary prospectus has been filed under procedures in each of the provinces and territories of Canada which permit certain information with respect to these securities to be determined after the prospectus has become final and permit the omission from this amended preliminary prospectus of such information. Such procedures require the delivery to purchasers of a prospectus or a prospectus supplement containing this omitted information within a specified period of time after agreeing to purchase any of these securities, and such information shall be deemed to be incorporated by reference into this prospectus as of the date of the supplemented prospectus.

This amended preliminary prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale therein only by persons permitted to sell such securities. No securities commission or similar authority in Canada has in any way passed upon the merits of the securities offered hereunder, and any representation to the contrary is an offence. The Company has filed a Registration Statement on Form F-1 with the United States Securities and Exchange Commission, under the United States Securities Act of 1933, as amended, with respect to these securities.

Initial Public Offering

                                     [LOGO]
                                 ImagicTV Inc.

                                     C$ .

                                 Common Shares

This is ImagicTV Inc.'s initial public offering. ImagicTV is selling all of the shares.

This prospectus incorporates the prospectus included in a Registration Statement on Form F-1 filed with the United States Securities and Exchange Commission. We will determine the offering price of the common shares through negotiation with the underwriters. We currently estimate the offering price will be between US$11.00 and US$13.00. The common shares will be offered in Canada, the United States and internationally. The offering price and underwriting commission for common shares offered in the United States is payable in U.S. dollars and the offering price and underwriting commission for common shares offered in Canada is payable in Canadian dollars. The U.S. dollar amounts will be the approximate equivalent of the Canadian dollar amounts based on the prevailing Canadian-U.S. dollar exchange rate at the time the offering price is determined.

Currently, no public market exists for the shares. The offering price of each common share, after giving effect to this offering, but before exercise of the underwriters' over-allotment option, exceeds our pro forma consolidated net tangible book value as of August 31, 2000 by C$ . , resulting in a dilution of
 . %. See "Dilution." Investing in our common shares involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus. In the opinion of counsel, the shares will, at the date of closing, qualify for investment under certain statutes as set forth under "Eligibility for Investment."
                                --------------
                             Price: C$ .  per Share
                                --------------

                                            Price
                                            to the Underwriting   Net Proceeds
                                            Public  Commission  to ImagicTV(/1/)
                                            ------ ------------ ----------------
Per Share.................................. C$ .      C$ .           C$ .
Total(/2/)................................. C$ .      C$ .           C$ .

-----
(1) Before deducting expenses of this offering estimated at C$ . . We will pay these expenses from the proceeds of the offering.
(2) The underwriters may also purchase up to an additional . common shares at the public offering price within 30 days from the date of the closing of this offering to cover over-allotments. If the over-allotment option is exercised in full, the total price to the public, underwriting commission and proceeds to us before expenses will be C$ . , C$ . and C$ . , respectively. This prospectus also qualifies the distribution of the common shares issuable upon the exercise of the underwriters' over-allotment option.

We may increase or decrease the number of common shares offered by this prospectus by up to . common shares.

The underwriters, as principals, conditionally offer the common shares, subject to prior sale, if, as and when issued and sold by us and accepted by the underwriters, in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" and subject to the approval of certain legal matters by McCarthy Tetrault, Toronto, Ontario and Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, on behalf of ImagicTV Inc., and by Torys, Toronto, Ontario and Shearman & Sterling, New York, New York, on behalf of the underwriters. See "Underwriting."

Subscriptions for shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this offering will take place on or about . , 2000 or on such date as we and the underwriters may agree, and that certificates representing the shares will be ready for delivery on or about closing.

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
U.S. Prospectus of ImagicTV Inc. ..........................................   3
Supplemental Canadian Disclosure........................................... C-1

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

                        SUPPLEMENTAL CANADIAN DISCLOSURE

      In accordance with the requirements of applicable securities laws in all provinces and territories of Canada, the disclosure in the U.S. Prospectus incorporated in this prospectus is supplemented with the following additional disclosure.

      The principal and head office of ImagicTV is located at One Brunswick Square, 14th Floor, P.O. Box 303, Saint John, New Brunswick E2L 3Y2, Canada. ImagicTV was incorporated under the laws of Canada on December 24, 1997 under the name "imagicTV Inc." Articles of amendment were filed on June 30, 1998 to change the name of our company to its present name and to amend the terms of our share capital to provide that each holder of Class B shares shall be entitled to convert his or her Class B shares into Class A shares at any time following the occurrence of certain events, including the making of a take-over bid in respect of our Class A common shares or an acquisition of control of our company. Immediately prior to the closing of the offering, the articles of ImagicTV will be amended so that the share capital has the rights and attributes described in the U.S. Prospectus under "Description of Share Capital."

      iMagicTV(US), Inc. is a wholly-owned subsidiary of ImagicTV and was incorporated under the laws of the State of Delaware on November 17, 1999. ImagicTV (UK) Limited is a wholly owned subsidiary of ImagicTV and was incorporated under the laws of England on January 5, 2000 under the name "Sinord 140 Limited". Its articles were subsequently amended to change its name to its present name.

Prior Sales(/1/)

      During the 12 months prior to November 1, 2000, we issued the 6,301,704 common shares indicated below for the consideration indicated.

                                        Price Per Share
Date                Reason for Issuance (U.S.$)         Common Shares Issued
----                ------------------- --------------- --------------------
December 17, 1999   Private Placement       $ 1.64           3,808,146
December 22, 1999   Private Placement       $ 1.64             210,421
March 8, 2000       Exercise of Options     $ 0.95               1,455
April 27, 2000      Exercise of Options     $ 0.60               2,909
April 27, 2000      Exercise of Options     $ 0.93                 291
July 12, 2000       Exercise of Options     $ 0.93               2,909
August 1, 2000      Exercise of Options     $ 0.94               2,909
September 19, 2000  Private Placement       $11.00             909,061(/2/)
October 2, 2000     Private Placement       $11.00             272,719
October 6, 2000     Private Placement       $11.00           1,090,875

--------
(1) This section assumes the completion of the reclassification of our share capital which will consist of (i) the conversion of all of our existing Class A, Class B and Class C common shares into a single new class of common shares on a one-for-one basis, and (ii) the creation of a new class of preferred shares. Each new common share outstanding will then be split into 1.1636 new common shares on a 1.1636-for-1 basis. See "Description of Share Capital" in the U.S. Prospectus.
(2) Common share purchase warrants were issued on September 19, 2000 for aggregate gross proceeds of US$10.0 million and automatically exercised on October 2, 2000 for 909,061 common shares for no additional consideration.

Material Contracts

      The material contracts which we have entered into during the two year period prior to the date of this prospectus, other than contracts entered into in the ordinary course of business, are as follows:

    1. Purchase Agreement dated . , 2000 relating to the sale of the common shares and referred to under "Underwriting" in the U.S. Prospectus.

    2. Loan Agreement dated June 27, 1999 between Newbridge Networks Corporation and ImagicTV described under the heading "Related Party Transactions" in the U.S. Prospectus.

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

      Copies of the above, together with certain other contracts filed as exhibits to our Registration Statement on Form F-1, may be inspected during ordinary office business hours at our principal and head office in Saint John, New Brunswick, Canada during the period of distribution of the common shares and for a period of 30 days thereafter or may be viewed at www.sec.gov as exhibits to our Registration Statement on Form F-1.

Auditors, Registrar and Transfer Agent

      Our auditors are KPMG LLP, Chartered Accountants, 4120 Yonge Street, Suite 500, Toronto, Ontario M2P 2B8, Canada.

      The registrar and transfer agent for our common shares in Canada is CIBC Mellon Trust Company, at its principal stock and bond transfer offices located in Toronto, Ontario, Canada and the co-transfer agent and registrar for our common shares in the United States is ChaseMellon Shareholder Services, LLC. at its offices located in New York, New York.

Promoter

      NBTel took the initiative in founding and organizing the business of our company and, as a result, is a "promoter" of our company under the securities legislation in certain of the provinces and territories of Canada. A description of the nature of the relationship between NBTel, its affiliates and our company, is described in the U.S. Prospectus under "Related Party Transactions."

Eligibility for Investment

      In the opinion of McCarthy Tetrault, Canadian counsel to ImagicTV, and Torys, Canadian counsel to the underwriters, the common shares offered by this prospectus if, as and when listed on a prescribed stock exchange within the meaning of the Income Tax Act (Canada) and the regulations thereunder (the "Act"), will be, at the date of closing of the offering, qualified investments under the Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. For these purposes, each of The Toronto Stock Exchange and the Nasdaq National Market is currently a prescribed stock exchange. Based on a certificate from ImagicTV as to certain factual matters, in the opinion of such counsel, the common shares, if issued on the date hereof, would not, on the date hereof, be foreign property for purposes of the Act.

      Eligibility of the shares for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

  Insurance Companies Act (Canada)          an Act respecting trust companies
  Pension Benefits Standards Act,            and savings companies (Quebec)
   1985 (Canada)                             (for a trust company, as defined
  Trust and Loan Companies Act               therein, which invests its own
   (Canada)                                  funds and funds received as
  Financial Institutions Act                 deposits or a savings company, as
   (British Columbia)                        defined therein, which invests
  Pension Benefits Standards Act             its own funds)
   (British Columbia)                      an Act respecting insurance
  Employment Pension Plans Act              (Quebec) (in respect of insurers
   (Alberta)                                other than guarantee fund
  Loan and Trust Corporations Act           corporations)
   (Alberta)                               Supplemental Pension Plans Act
  The Insurance Act (Manitoba)              (Quebec)
  Pension Benefits Act (Manitoba)          Trustees Act (New Brunswick)
  The Trustee Act (Manitoba)               Trust and Loan Companies Act (Nova
  Pension Benefits Act (Ontario)            Scotia)
  Loan and Trust Corporations Act          Pension Benefits Act (Nova Scotia)
   (Ontario)

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

Purchasers' Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser's province or territory. A purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal advisor.

Information Incorporated By Reference

      The information permitted to be omitted from this prospectus will be contained in a supplemented prospectus and will be incorporated by reference herein as of the date of such supplemented prospectus.

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

                           CERTIFICATE OF THE COMPANY

Dated: November 3, 2000

      The foregoing, together with the information deemed to be incorporated herein by reference, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba),
Part XV of the Securities Act (Ontario), Section 63 of the Securities Act (Nova Scotia), Section 13 of the Security Frauds Prevention Act (New Brunswick), Part II of the Securities Act (Prince Edward Island), Part XIV of the Securities
Act (Newfoundland), the Securities Act (Northwest Territories), by the Securities Act (Yukon Territory) and the Securities Act (Nunavut) and the respective rules and regulations thereunder and, for the purposes of the Securities Act (Quebec) and the Regulations thereunder, will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed hereunder.

      (Signed) Marcel LeBrun                (Signed) Marjean Henderson
 President and Chief Executive Officer     Vice President and Chief Financial
                                                        Officer

                      On behalf of the Board of Directors

      (Signed) Robert E. Neal                 (Signed) Carey Diamond
                Director                                Director

                   ALTERNATE PAGES OF THE CANADIAN PROSPECTUS

                    CERTIFICATE OF THE CANADIAN UNDERWRITERS

Dated: November 3, 2000

      To the best of our knowledge, information and belief, the foregoing, together with the information deemed to be incorporated herein by reference, as of the date of the supplemented prospectus providing the information permitted to be omitted from this prospectus, will constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the Securities Act (British Columbia), Part 8 of the Securities Act (Alberta), Part XI of The Securities Act, 1988 (Saskatchewan), Part VII of The Securities Act (Manitoba), Part XV of the Securities Act (Ontario), Section 13 of the Security Frauds Prevention Act (New Brunswick), Section 64 of the Securities Act (Nova Scotia), Part II of the Securities Act (Prince Edward Island), Part XIV of the Securities Act, (Newfoundland), the Securities Act (Northwest Territories), the Securities Act (Yukon Territory) and the Securities Act (Nunavut) and the respective rules and regulations thereunder and, for the purposes of the Securities Act (Quebec) and the Regulations thereunder, to our knowledge, will not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed hereunder.

                           MERRILL LYNCH CANADA INC.

                       By: (Signed) Erik Charbonneau

                            CIBC WORLD MARKETS INC.

                      By: (Signed) Bryan G. Mitchener

      The following includes the name of every person or company having any interest, directly or indirectly, to the extent of not less than 5% in the capital of:

Merrill Lynch Canada Inc., an indirect wholly owned subsidiary of Merrill Lynch & Co., Inc.; and

CIBC World Markets Inc., a wholly owned subsidiary of a Canadian chartered bank.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses, other than underwriting commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

     SEC registration fee........................................... $   18,748
     National Association of Securities Dealers filing fee..........      7,600
     Nasdaq National Market fee.....................................     67,000
     Filing fees with Canadian securities regulatory authorities....     28,700
     The Toronto Stock Exchange fee.................................     34,000
     U.S. state securities law qualification fees and expenses......     10,000
     Printing and engraving expenses................................    325,000
     Accountant's fees and expenses.................................    250,000
     Legal fees and expenses........................................  1,200,000
     Miscellaneous..................................................    258,952
                                                                     ----------
       Total........................................................ $2,200,000
                                                                     ==========

Item 14. Indemnification of Certain Persons.

      Please see "Directors' and Officers' Indemnification" on page 58 of the accompanying prospectus for a description of the indemnification provided for under the Canada Business Corporations Act as well as under the registrant's by-laws.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      ImagicTV maintains directors' and officers' liability insurance with policy limits of C$6.0 million in the aggregate, subject to a deductible in respect of corporate reimbursement of C$25,000 for each loss. Generally, under this insurance ImagicTV is reimbursed under corporate indemnity provision for payments made on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are reimbursed for losses arising during the performance of their duties for which they are not indemnified by ImagicTV.

Item 15. Recent Sales of Unregistered Securities.

      Since December 1997, ImagicTV has issued and sold unregistered securities as described below. As indicated below, the sales were exempt from registration under the Securities Act either pursuant to Rule 903 of

Regulation S under the Securities Act or Section 4(2) of the Securities Act. In the case of all offerings exempt under Rule 903 of Regulation S, the transactions were "offshore transactions;" there were no "directed selling efforts" in the United States; all issuances were to persons believed not to be U.S. persons and outside the United States at the time the buy order was originated; and at the time of sale there was no "substantial U.S. market interest" for the shares of ImagicTV. All terms used in the preceding sentence that are defined in Regulation S are used with the meanings specified in Regulation S.

    (a) In January 1998, ImagicTV issued 2,000,000 Class A common shares to NBTel in exchange for the transfer of intellectual property owned by NBTel to ImagicTV, having an aggregate value of approximately C$2,800,000. Also in January 1998, ImagicTV sold 2,000 Class A common shares to NBTel and 1,000 Class A common shares to 506048 N.B. Ltd., a subsidiary of Celtic House International, for an aggregate price of $2,000. In February 1999, ImagicTV issued an aggregate of 3,250,000 Class A common shares with an ascribed value of C$2,800,000 to NBTel and Celtic House International in connection with the exercise of its option to acquire technology developed under a joint research project pursuant to a technology transfer option agreement. For the reasons set forth above, these shares were not required to be registered pursuant to the Securities Act by virtue of Rule 903 of Regulation S. See "Transactions with Related Parties."

    (b) In June 1998, ImagicTV issued 500,000 Class A common shares and 1,500,000 Class B common shares to Newbridge Networks for an aggregate price of $1,359,000. For the reasons set forth above, these shares were not required to be registered pursuant to the Securities Act by virtue of Rule 903 of Regulation S.

    (c) During fiscal 1999 and fiscal 2000, ImagicTV issued 2,312,617 and 1,562,517 Class A common shares respectively, for an aggregate price of $2,440,000 and $1,676,000, respectively, pursuant to pre-emptive rights granted to its shareholders under the shareholders' agreement. For the reasons set forth above, these shares were not required to be registered pursuant to the Securities Act by virtue of Rule 903 of Regulation S.

    (d) In December 1999, ImagicTV sold 3,272,728 Class A common shares to Whitecastle Investments Ltd. and certain of its employees and Centara Investments Ltd. for an aggregate price of $6,144,000 pursuant to a share subscription and purchase agreement. For the reasons set forth above, these shares were not required to be registered pursuant to the Securities Act by virtue of Rule 903 of Regulation S.

    (e) In fiscal 2000, ImagicTV sold an aggregate of 680,483 Class C common shares to employees of ImagicTV and to individual investors, consisting of directors of ImagicTV or employees of companies with which ImagicTV has a business relationship, for an aggregate of $1,011,000. Of these shares, 639,337 Class C common shares were not required to be registered under the Securities Act by virtue of Rule 903 of Registration S for the reasons set forth above, and 41,046 Class C common shares were not required to be registered by reason of the exemption provided by Section 4(2) of the Securities Act because they were sold in transactions not involving a public offering to two accreditied investors, as that term is defined in Rule 501(a) under the Securities Act, and without general solicitation.

    (f) In September 2000, ImagicTV sold 704,225 warrants to purchase Class A common shares for an aggregate purchase price of $10,000,000 to five existing Class A shareholders of ImagicTV, which warrants were automatically exercised, for no additional consideration, in October 2000 and 781,249 Class A common shares were issued upon exercise. For the reasons set forth above, these securities were not required to be registered pursuant to the Securities Act by virtue of Rule 903 of Regulation S.

    (g) In October 2000, ImagicTV sold to two corporate investors, each of which ImagicTV believes is a "qualified institutional buyer," as that term is defined in Rule 144A of the Securities Act, an aggregate of 1,171,875 Class A common shares for an aggregate purchase price of $15,000,000.

       These shares were not required to be registered by reason of the exemption provided by Section 4(2) of the Securities Act and Regulation D thereunder because they were sold to these buyers in transactions not involving a public offering and without general solicitation. In connection with this private placement, ImagicTV paid a commission of $450,000 to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

      In addition, through August 31, 2000 ImagicTV had granted options to purchase 2,545,700 Class C common shares to employees, officers and directors at a weighted exercise price of $1.26 per share pursuant to its stock option plans. These options and common shares issuable upon their exercise were not required to be registered by virtue of Rule 903 of Regulation S under the Securities Act with respect to optionees outside the United States and Rule 701 under the Securities Act with respect to optionees in the United States. After the completion of this offering, ImagicTV plans to file a registration statement on Form S-8 with respect to its stock option plans. Through August 31, 2000, ImagicTV has issued 9,000 Class C common shares to employees upon the exercise of options for an aggregate purchase price of $8,700. These shares were not required to be registered by virtue of Rule 903 of Regulation S under the Securities Act.

      The share amounts set forth above do not give effect to the reclassification of ImagicTV's share capital as described under "Description of Share Capital" in the accompanying prospectus. In the reclassification,
(1) we will convert all of ImagicTV's existing Class A, Class B and Class C common shares into a single new class of common shares on a one-for-one basis and (2) each new common share outstanding will then be split into new common shares on the basis described under "Description of Share Capital." These transactions will not be required to be registered pursuant to the Securities Act by virtue of the exemption provided by Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. The exhibits listed in the following Exhibit Index are filed as part of this Registration Statement.

 Exhibit
 Number                       Description of Document
 -------                      -----------------------
  1.1*   Form of Purchase Agreement between ImagicTV Inc. and the several underwriters listed therein.
  3.1    Articles of Incorporation of ImagicTV Inc. filed December 24,
         1997.
  3.2    Amendment to Articles of Incorporation, filed June 30, 1998.
  3.3    Forms of Amendment to Articles of Incorporation relating to the reclassification and the share split.
  3.4    Bylaws of ImagicTV Inc.
  4.1    Form of Common Share Certificate.
  5.1*   Form of Opinion of McCarthy Tetrault as to the legality of the common shares.
  9.1    Form of Amended and Restated Unanimous Shareholders Agreement.
  9.2    Form of Operating Agreement.
 10.1    Employee Share Option Plan.
 10.2    Form of Share Option Agreement with respect to the Employee Share
         Option Plan.
 10.3    Form of 2000 Share Option Plan.
 10.4    Loan between Newbridge Networks Corporation and ImagicTV Inc.
 10.5    Technology Transfer Agreement, dated January 1, 1998, between
         ImagicTV Inc. and The New Brunswick Telephone Company, Ltd.
 10.6    Technology Transfer Option Agreement, dated January 5, 1998, between ImagicTV Inc., 506048 N.B. Ltd. and The New Brunswick
         Telephone Company, Ltd.
 10.7    Development Agreement, dated January 5, 1998, between ImagicTV
         Inc., 506048 N.B., Ltd. and The New Brunswick Telephone Company,
         Ltd.
 10.8    Licensing Agreement, dated April 19, 1999, between ImagicTV Inc.
         and The New Brunswick Telephone Company, Ltd., together with a
         Novation and Amendment Agreement to Licensing Agreement and Set-
         Top Box Supply and Software Licensing Agreement, dated December
         16, 1999, between ImagicTV Inc., NBTel and Aliant Telecom Inc.

 Exhibit
 Number                        Description of Document
 -------                       -----------------------
 10.9    Executive Employment Agreement, dated July 26, 2000, between
         iMagicTV and Marcel LeBrun.
 10.10   Executive Employment Agreement, dated July 14, 2000, between
         ImagicTV and Marjean Henderson.
 10.11   Executive Employment Agreement, dated July 26, 2000, between
         ImagicTV and Allan Cameron.
 10.12   Executive Employment Agreement, dated July 26, 2000, between
         ImagicTV and Doug Harrington.
 10.13   Executive Employment Agreement, dated July 26, 2000, between
         ImagicTV and Gerry Verner.
 10.14   Form of Management Option Agreement.
 10.15   Share Subscription Agreement, as amended, made as of September 29,
         2000, between ImagicTV Inc. and America Online, Inc.
 10.16   Share Subscription Agreement, as amended, made as of September 29,
         2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation
         Letter, made as of the same date.
 10.17   Form of Share Purchase Warrant.
 21.1    Subsidiaries of ImagicTV Inc.
 23.1*   Consent of KPMG LLP.
 23.2*   Consent of McCarthy Tetrault (included in their opinion filed
         Exhibit 5.1).
 24.1    Power of Attorney (set forth on signature page of the Registration
         Statement as originally filed).
 99.1*   Consent of International Data Corporation.
 99.2*   Consent of Cahners In-Stat Group.

--------
All exhibits were previously filed except as noted.
*Filed with this amendment.

      (b)Financial Statement Schedules.

      All schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements and notes thereto.

Item 17. Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      See "Item 14. Indemnification of Certain Persons" on page II-1 of this
Part II.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint John, New Brunswick, Canada, on November 3, 2000.

                                             ImagicTV Inc.

                                             By: /s/ Marcel LeBrun
                                                -------------------------------
                                                Marcel LeBrun
                                                President and Chief Executive
                                                Officer

      Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature         Title                              Date
       ---------         -----                              ----
_______________________* President, Chief Executive         November 3, 2000
Marcel LeBrun             Officer and Director
                          (principal executive officer)
/s/ Marjean Henderson    Vice President and                 November 3, 2000
Marjean Henderson         Chief Financial Officer
                          (principal financial and
                          accounting officer)
__________*____________  Chairman of the Board of Directors November 3, 2000
Peter G. Jollymore
_______________________* Director                           November 3, 2000
Joe C. Culp
_______________________* Director                           November 3, 2000
Carey Diamond
_______________________* Director                           November 3, 2000
Dr. Terence E. Matthews

Signature                  Title    Date
---------                  -----    ----
___________*____________   Director November 3, 2000
 Michael J. McCloskey
____________*____________  Director November 3, 2000
 Robert E. Neal
_________________________* Director November 3, 2000
 Gerald L. Pond
_________________________* Director November 3, 2000
 Paul Spruyt
*By /s/ Marjean Henderson           November 3, 2000
   Marjean Henderson
   Attorney-in-fact

              SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE

      Pursuant to the Securities Act of 1933, as amended, the undersigned certifies that she is the duly authorized representative of ImagicTV Inc. in the United States and has signed this registration statement or amendment thereto, on this 3rd day of November, 2000.

                               /s/ Marjean Henderson
                               ------------------------------------------------
                               Marjean Henderson, a U.S. citizen
                               (Authorized representative of ImagicTV Inc. in the United States)

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1*   Form of Purchase Agreement between ImagicTV Inc. and the several underwriters listed therein.
  3.1    Articles of Incorporation of ImagicTV Inc. filed December 24, 1997.
  3.2    Amendment to Articles of Incorporation, filed June 30, 1998.
  3.3    Forms of Amendment to Articles of Incorporation relating to the reclassification and the share split.
  3.4    Bylaws of ImagicTV Inc.
  4.1    Form of Common Share Certificate.
  5.1*   Form of Opinion of McCarthy Tetrault as to the legality of the common shares.
  9.1    Form of Amended and Restated Unanimous Shareholders Agreement.
  9.2    Form of Operating Agreement.
 10.1    Employee Share Option Plan.
 10.2    Form of Share Option Agreement with respect to the Employee Share
         Option Plan.
 10.3    Form of 2000 Share Option Plan.
 10.4    Loan between Newbridge Networks Corporation and ImagicTV Inc.
 10.5    Technology Transfer Agreement, dated January 1, 1998, between ImagicTV
         Inc. and The New Brunswick Telephone Company, Ltd.
 10.6    Technology Transfer Option Agreement, dated January 5, 1998, between
         ImagicTV Inc., 506048 N.B. Ltd. and The New Brunswick Telephone
         Company, Ltd.
 10.7    Development Agreement, dated January 5, 1998, between ImagicTV Inc.,
         506048 N.B., Ltd. and The New Brunswick Telephone Company, Ltd.
 10.8    Licensing Agreement, dated April 19, 1999, between ImagicTV Inc. and
         The New Brunswick Telephone Company, Ltd., together with a Novation and Amendment Agreement to Licensing Agreement and Set-Top Box Supply
         and Software Licensing Agreement, dated December 16, 1999, between
         ImagicTV Inc., NBTel and Aliant Telecom Inc.
 10.9    Executive Employment Agreement, dated July 26, 2000, between iMagicTV and Marcel LeBrun.
 10.10   Executive Employment Agreement, dated July 14, 2000, between ImagicTV and Marjean Henderson.
 10.11   Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Allan Cameron.
 10.12   Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Doug Harrington.
 10.13   Executive Employment Agreement, dated July 26, 2000, between ImagicTV and Gerry Verner.
 10.14   Form of Management Option Agreement.
 10.15   Share Subscription Agreement, as amended, made as of September 29,
         2000, between ImagicTV Inc. and America Online, Inc.
 10.16   Share Subscription Agreement, as amended, made as of September 29,
         2000, between ImagicTV Inc. and Cisco Systems, Inc., including separate Board Observation Rights and Right of First Negotiation
         Letter, made as of the same date.
 10.17   Form of Share Purchase Warrant.
 21.1    Subsidiaries of ImagicTV Inc.
 23.1*   Consent of KPMG LLP.
 23.2*   Consent of McCarthy Tetrault (included in their opinion filed Exhibit
         5.1).
 24.1    Power of Attorney (set forth on signature page of the Registration
         Statement as originally filed).
 99.1*   Consent of International Data Corporation.
 99.2*   Consent of Cahners In-Stat Group.

--------
All exhibits were previously filed except as noted.
*Filed with this amendment.